THUNDER
ENERGY
TRUST

400, 321 - 6th Avenue SW
Calgary, AB T2P 3H3
[redacted]

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

June 4, 2007

07024556

SEC MAIL PROCESSING
RECEIVED
JUN 12 2007
WASH. D.C. 186 SECTION

SUPPL

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Dear Sir or Madam:

**Re: Rule 12g3-2(b) Submission**
**Commission File No. 82-34957**

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Notice of a Special and Annual General Meeting and Information Circular dated May 25, 2007.
2. Proxy for Unitholders
3. Proxy for Debentureholders
4. Voting Direction for Exchangeable Shareholders

Yours truly

Sheila Hearnden
Executive Assistant

PROCESSED
JUN 21 2007
THOMSON
FINANCIAL

dw 6/20

File # 82-34957

THUNDER
ENERGY
TRUST

**VOTING DIRECTION FOR HOLDERS OF EXCHANGEABLE SHARES OF THUNDER ENERGY INC.**

The undersigned holder (the "**Holder**") of series 1 exchangeable shares ("**Exchangeable Shares**") of Thunder Energy Inc. ("**TEI**") has the right to instruct Olympia Trust Company in respect of the exercise of their votes at the annual general and special meeting (the "**Thunder Meeting**") of the unitholders of Thunder Energy Trust and the holders of Exchangeable Shares to be held on June 22, 2007, as follows:

- To instruct Olympia Trust Company to exercise the votes to which the holder is entitled as indicated below; **OR**
- To instruct Olympia Trust Company to appoint a representative of TEI's management as proxy to exercise the votes to which the holder is entitled as indicated below; **OR**
- To instruct Olympia Trust Company to appoint the holder, or the holder's designee as a proxy to exercise personally the votes to which the holder is entitled as indicated below.

In Section 1 below, the Holder must indicate how the Exchangeable Shares are to be voted. In Section 2, the Holder must indicate who is to vote the Exchangeable Shares.

**SECTION 1 – HOW THE EXCHANGEABLE SHARES ARE TO BE VOTED**

The Holder hereby directs that the Exchangeable Shares held by the Holder be voted as follows (**IF NO DIRECTION IS MADE, THE HOLDER'S EXCHANGEABLE SHARES WILL NOT BE VOTED**):

**FOR** ☐ or **AGAINST** ☐ passing, with or without variation, a special resolution, the full text of which is set forth in Appendix "A" to the accompanying information circular and proxy statement dated May 25, 2007 (the "**Information Circular**") of Thunder and TEI to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular;

**FOR** ☐ or **AGAINST** ☐ (and, if no specification is made, FOR) fixing the number of directors of TEI to be elected at the Thunder Meeting at eight;

**FOR** ☐ or **WITHHOLD FROM VOTING FOR** ☐ (and, if no specification is made, FOR) the election as directors of TEI of the nominees proposed by management in the Information Circular; and

**FOR** ☐ or **WITHHOLD FROM VOTING FOR** ☐ (and, if no specification is made, FOR) the appointment of Ernst & Young LLP, Chartered Accountants, Calgary, Alberta, as auditors of Thunder and the granting of the authority to the directors to fix their remuneration.

**(THIS VOTING DIRECTION MUST BE DATED AND SIGNED - SEE REVERSE)**

## SECTION 2 – WHO IS TO VOTE THE EXCHANGEABLE SHARES

The Holder hereby directs Olympia Trust Company to (SELECT ONE):

- ☐ vote the Exchangeable Shares as indicated in Section 1; or
- ☐ appoint Stuart J. Keck of Calgary, Alberta, or failing him, Pamela Kazeil of Calgary, Alberta, as proxyholder, with power of substitution, and authorizes them to vote the Exchangeable Shares as indicated above and grants them discretionary authority as to any other matters that may properly come before the Thunder Meeting; or
- ☐ appoint ______________________________ as proxyholder, with power of substitution, and authorizes them to vote the Exchangeable Shares as indicated above and grants them discretionary authority as to any other matters that may properly come before the Thunder Meeting.

**IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED OLYMPIA TRUST COMPANY TO VOTE THE EXCHANGEABLE SHARES AS INDICATED IN SECTION 1.**

DATED: ______________________, 2007.

______________________________
Signature of holder

______________________________
Name of holder (please print)

**IF YOU HAVE QUESTIONS OR REQUIRE ASSISTANCE PLEASE CALL:**

**GEORGESON SHAREHOLDER**
**COMMUNICATIONS CANADA, INC.**
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
Toll Free: 1-866-676-3031

**NOTES:**

1. This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to the attention of Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the date of the Thunder Meeting or any adjournment thereof. The voting direction is valid only for the Thunder Meeting or any adjournment of the Thunder Meeting.
2. If this voting direction is not signed by the holder of Exchangeable Shares, the votes to which the holder of the Exchangeable Shares is entitled will not be exercised.
3. If the holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.
5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.
6. A holder who has submitted a voting direction may revoke it at any time prior to the Thunder Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the holder or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of Olympia Trust Company at any time up to and including the last business day preceding the day of the Thunder Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of Olympia Trust Company in attendance at the Thunder Meeting on the day of the Thunder Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

File # 82-34957

# THUNDER ENERGY TRUST

**INSTRUMENT OF PROXY FOR HOLDERS OF TRUST UNITS OF THUNDER ENERGY TRUST**

**FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS OF THUNDER ENERGY TRUST TO BE HELD ON JUNE 22, 2007**

The undersigned holder of units ("**Unitholder**") of Thunder Energy Trust ("**Thunder**") hereby appoints Stuart Keck, President and Chief Executive Officer of Thunder Energy Inc. ("**TEI**"), the administrator of Thunder, of the City of Calgary, in the Province of Alberta, or, failing him, Pamela Kazeil, Vice-President, Finance and Chief Financial Officer of TEI, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual general and special meeting (the "**Thunder Meeting**") of Unitholders and holders of series A exchangeable shares of TEI, to be held on June 22, 2007 at 9:00 a.m. (Calgary time) in the Strand Tivoli Room, Metropolitan Centre, 333 – 4 Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Thunder Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the trust units ("**Thunder Units**") represented by this Instrument of Proxy in the following manner **(check (√) the appropriate box)**:

1. **FOR** ☐ or **AGAINST** ☐ passing, with or without variation, a special resolution, the full text of which is set forth in Appendix "A" to the accompanying information circular and proxy statement dated May 25, 2007 (the "**Information Circular**") of Thunder and TEI to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular;

2. **FOR** ☐ or **AGAINST** ☐ (and, if no specification is made, FOR) fixing the number of directors of TEI to be elected at the Thunder Meeting at eight;

3. **FOR** ☐ or **WITHHOLD FROM VOTING FOR** ☐ (and, if no specification is made, FOR) the election as directors of TEI of the nominees proposed by management in the Information Circular;

4. **FOR** ☐ or **WITHHOLD FROM VOTING FOR** ☐ (and, if no specification is made, FOR) the appointment of Ernst & Young LLP, Chartered Accountants, Calgary, Alberta, as auditors of Thunder and the granting of the authority to the directors to fix their remuneration; and

5. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Thunder Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

**This Instrument of Proxy is solicited on behalf of the management of TEI as administrator of Thunder. The Thunder Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters will be voted as directed above or, if no direction is given, will be voted FOR the above matters.**

**Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for and on the behalf of such unitholder at the Thunder Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee(s) should be legibly printed in the blank space provided.**

**(THIS PROXY MUST BE DATED AND SIGNED – SEE REVERSE)**

**THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.**

Dated this _____ day of _____________, 2007.

_______________________________
**(Signature of Unitholder)**

_______________________________
**(Name of Unitholder - Please Print)**

**IF YOU HAVE QUESTIONS OR REQUIRE ASSISTANCE PLEASE CALL:**

**GEORGESON SHAREHOLDER**
**COMMUNICATIONS CANADA, INC.**
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
Toll Free: 1-866-676-3031

NOTES:

1. Each Unitholder has the right to appoint a person, who need not be a Unitholder, to attend and to act for him and on his behalf at the Thunder Meeting, other than the persons designated above. To exercise such rights, the names of the persons designated by the management to act should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

2. This proxy must be dated and must be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized. A copy of such authorization should accompany this proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If the proxy is not dated, it shall be deemed to bear the date on which it was mailed to the Unitholder.

3. To be effective, this proxy must be deposited at the office of Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Thunder Meeting.

File # 82-34957

THUNDER
ENERGY
TRUST

**INSTRUMENT OF PROXY FOR HOLDERS OF 7.25% CONVERTIBLE DEBENTURES OF THUNDER ENERGY TRUST**

**FOR THE MEETING OF DEBENTUREHOLDERS OF THUNDER ENERGY TRUST TO BE HELD ON JUNE 22, 2007**

The undersigned holder ("**Debentureholder**") of 7.25% convertible debentures ("**Debentures**") of Thunder Energy Trust ("**Thunder**") hereby appoints Stuart Keck, President and Chief Executive Officer of Thunder Energy Inc. ("**TEI**"), the administrator of Thunder, of the City of Calgary, in the Province of Alberta, or, failing him, Pamela Kazeil, Vice-President, Finance and Chief Financial Officer of TEI, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ____________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the meeting (the "**Thunder Meeting**") of Debentureholders, to be held on June 22, 2007 at 10:15 a.m. (Calgary time) in the Strand Tivoli Room, Metropolitan Centre, 333 – 4 Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Thunder Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Debentures represented by this Instrument of Proxy in the following manner **(check (√) the appropriate box)**:

1. **FOR** ☐ or **AGAINST** ☐ passing, with or without variation, an extraordinary resolution, the full text of which is set forth in Appendix "B" to the accompanying information circular and proxy statement dated May 25, 2007 (the "**Information Circular**") of Thunder and TEI to approve the participation by the Debentureholders in a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular;

2. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Thunder Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

**Each Debentureholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Debentureholder, to attend and to act for and on the behalf of such unitholder at the Thunder Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Debentureholder's appointee(s) should be legibly printed in the blank space provided.**

**THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.**

Dated this _____ day of _____________, 2007.

______________________________
**(Signature of Debentureholder)**

______________________________
**(Name of Debentureholder - Please Print)**

______________________________
**(Amount of Debentures Represented by this Proxy)**

NOTES:

1. Each Debentureholder has the right to appoint a person, who need not be a Debentureholder, to attend and to act for him and on his behalf at the Thunder Meeting, other than the persons designated above. To exercise such rights, the names of the persons designated by the management to act should be crossed out and the name of the Debentureholder's appointee should be legibly printed in the blank space provided.

2. This proxy must be dated and must be executed by the Debentureholder or his attorney authorized in writing or, if the Debentureholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized. A copy of such authorization should accompany this proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If the proxy is not dated, it shall be deemed to bear the date on which it was mailed to the Debentureholder.

3. To be effective, this proxy must be deposited at the office of Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Thunder Meeting.

File # 82-34957

THUNDER
ENERGY
TRUST

**NOTICE OF A SPECIAL AND ANNUAL GENERAL MEETING OF**

**UNITHOLDERS OF THUNDER ENERGY TRUST**

**and**

**EXCHANGEABLE SHAREHOLDERS OF THUNDER ENERGY INC.**

**and**

**NOTICE OF A MEETING OF**

**HOLDERS OF THE 7.25% CONVERTIBLE DEBENTURES OF THUNDER ENERGY TRUST**

**TO BE HELD JUNE 22, 2007**

**and**

**NOTICE OF PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA**

**and**

**INFORMATION CIRCULAR AND PROXY STATEMENT**

**with respect to a proposed**

**PLAN OF ARRANGEMENT**

**involving**

**THUNDER ENERGY TRUST, THUNDER ENERGY INC.**

**OVERLORD FINANCIAL INC., INFRA-PSP CANADA INC., SWORD ENERGY INC.**

**and**

**THE SECURITYHOLDERS OF THUNDER ENERGY TRUST AND THUNDER ENERGY INC.**

**MAY 25, 2007**

***FOR ASSISTANCE, SEE BACK COVER***

## TABLE OF CONTENTS

THUNDER
ENERGY
TRUST

May 25, 2007

Dear Unitholders, Exchangeable Shareholders and Debentureholders:

The holders ("Unitholders") of trust units ("Units") of Thunder Energy Trust ("Thunder") and the holders ("Exchangeable Shareholders") of series "A" exchangeable shares ("Exchangeable Shares") of Thunder Energy Inc. ("TEI") are invited to attend a special meeting (the "Unitholder Meeting") of the Unitholders and Exchangeable Shareholders to be held at the Strand Tivoli Room, Metropolitan Centre, 333 – 4 Avenue S.W., Calgary, Alberta on Friday, June 22, 2007 at 9:00 a.m. (Calgary time).

At the Unitholder Meeting, the Unitholders and Exchangeable Shareholders will be asked to consider, and, if thought advisable, approve a proposed plan of arrangement (the "Arrangement") involving Thunder, TEI and their securityholders and Overlord Financial Inc., Infra-PSP Canada Inc. and Sword Energy Inc. (the "Acquirors"). Under the Arrangement, Sword Energy Inc. ("AcquireCo") will acquire all of the outstanding Units for $4.00 in cash per Unit and all of the outstanding Exchangeable Shares for $4.00 in cash per each Unit into which the Exchangeable Shares are exchangeable at the effective date of the Arrangement.

At the Unitholder Meeting, the Unitholders and Exchangeable Shareholders will also be asked to consider and pass resolutions appointing the directors of TEI, the administrator of Thunder, and the auditors of Thunder for the ensuing year.

The holders ("Debentureholders") of the 7.25% unsecured convertible debentures of Thunder (the "Debentures") are invited to attend a meeting (the "Debentureholder Meeting") of the Debentureholders to be held in the Strand Tivoli Room, Metropolitan Centre, 333 – 4 Avenue S.W., Calgary, Alberta on Friday, June 22, 2007 at 10:15 a.m. (Calgary time).

At the Debentureholder Meeting, the Debentureholders will be asked to consider, and, if thought advisable, approve an extraordinary resolution under the indenture governing the Debentures approving the participation of the Debentureholders in the Arrangement. Under the Arrangement, AcquireCo will acquire all of the outstanding Debentures for $1,010 in cash per $1,000 of principal amount of Debentures plus a cash amount equal to the accrued and unpaid interest on the Debentures to the effective date of the Arrangement.

For the Arrangement to become effective, it must be approved by 66 2/3% of the votes cast at the Unitholder Meeting by the Unitholders and Exchangeable Shareholders, voting together as a single class. If the Arrangement is not approved as required by the Unitholders and Exchangeable Shareholders, it will not proceed.

For the Debentureholders to participate in the Arrangement, the extraordinary resolution to be considered at the Debentureholder Meeting must be passed by a vote of the holders of at least 66 2/3% of the principal amount of the Debentures present in person or represented by proxy at the Debentureholder Meeting. Approval of the Debentureholders to their participation in the Arrangement is a condition precedent to the completion of the Arrangement in favour of the Acquirors. If the approval of the Debentureholders is not obtained, the Acquirors

may rely on this condition precedent and the Arrangement will not proceed or may waive this condition precedent and the Arrangement will be completed without the participation of the Debentureholders.

Completion of the Arrangement is subject to various conditions in addition to the receipt of the approval of the Unitholders, Exchangeable Shareholders and Debentureholders, including the receipt of all regulatory and court approvals. If all necessary approvals are obtained and all other conditions to the implementation of the Arrangement are satisfied or waived, Thunder and TEI anticipate that the Arrangement will become effective on or about June 22, 2007.

BMO Nesbitt Burns Inc. and Canaccord Capital Corporation have provided the board of directors of TEI with their opinions that the consideration to be received under the Arrangement by the Unitholders and the Exchangeable Shareholders, is fair, from a financial point of view, to the Unitholders and the Exchangeable Shareholders other than the Acquirors. **The independent members of the board of directors of TEI, based upon their own investigations, including their consideration of the fairness opinions of BMO Nesbitt Burns Inc. and Canaccord Capital Corporation, have unanimously concluded that the Arrangement is in the best interests of Thunder, TEI, the Unitholders, the Exchangeable Shareholders and the Debentureholders and recommend that the Unitholders, Exchangeable Shareholders and Debentureholders vote in favour of the Arrangement.**

All of the directors and executive officers of TEI have entered into agreements with AcquireCo under which they have agreed to vote their Units, Exchangeable Shares and Debentures in favour of the Arrangement. The directors and executive officers of TEI hold an aggregate of 1,514,742 Units and 50,516 Exchangeable Shares, representing approximately 2.98% of the aggregate outstanding Units and Units issuable upon the exchange of Exchangeable Shares. The directors and executive officers of TEI do not own any Debentures.

All of the holders of restricted units and performance units of Thunder have agreed to either exercise such incentives to acquire Units prior to the effective date of the Arrangement or surrender such incentives for cancellation for no consideration.

The Information Circular contains a detailed description of the Arrangement, as well as detailed information regarding Thunder, TEI and the Acquirors. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Unitholder Meeting or the Debentureholder Meeting in person, please complete and deliver the applicable enclosed form of proxy or voting direction in order to ensure your representation at the applicable meeting. **Any questions or requests for assistance may be directed to the Depositary for the Arrangement, Olympia Trust Company, or the information agent for the Arrangement, Georgeson Shareholder Communications Canada, Inc., at their respective telephone numbers and locations set forth on the back cover.**

Yours very truly,

*(signed) "Stuart Keck"*
Stuart Keck
President and Chief Executive Officer of
Thunder Energy Inc., the administrator
of Thunder Energy Trust

## NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS AND EXCHANGEABLE SHAREHOLDERS

**NOTICE IS HEREBY GIVEN** that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta (the "Court") dated May 25, 2007, a special and annual general meeting (the "Unitholder Meeting") of the holders (the "Unitholders") of trust units ("Units") and the special voting unit of Thunder Energy Trust ("Thunder") and the holders ("Exchangeable Shareholders") of series "A" exchangeable shares ("Exchangeable Shares") of Thunder Energy Inc. ("TEI") will be held at the Strand Tivoli Room, Metropolitan Centre, 333 – 4 Avenue S.W., Calgary, Alberta on Friday, June 22, 2007 at 9:00 a.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix "A" to the accompanying information circular and proxy statement dated May 25, 2007 (the "Information Circular") of Thunder and TEI, to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the accompanying Information Circular;

(b) to fix the board of directors of TEI at eight members;

(c) to elect directors for TEI for the ensuing year;

(d) to appoint auditors for Thunder for the ensuing year; and

(e) to transact such other business as may properly come before the Unitholder Meeting or any adjournment or adjournments thereof.

Specific details of the matters proposed to be put before the Unitholder Meeting are set forth in the accompanying Information Circular.

Unitholders of record at the close of business on May 23, 2007 (the "Record Date") are entitled to vote at the Unitholder Meeting. Registered Unitholders may vote in person at the Unitholder Meeting or they may appoint another person, who does not have to be a Unitholder, as their proxy to attend and vote in their place. Unitholders unable to be present at the Unitholder Meeting are invited to complete the enclosed form of proxy and return it to Thunder's transfer agent, Olympia Trust Company ("Olympia"), 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Unitholder Meeting.

Exchangeable Shareholders of record on the Record Date are entitled to vote at the Unitholder Meeting by either giving Olympia, as the holder of the special voting unit of Thunder, voting instructions or by having Olympia appoint a proxy on their behalf. Exchangeable Shareholders wishing to vote at the Unitholder Meeting must complete the enclosed form of voting direction and return it to Olympia at 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Unitholder Meeting.

Dated at the City of Calgary, in the Province of Alberta, this 25th day of May, 2007.

**BY ORDER OF THE BOARD OF DIRECTORS OF THUNDER ENERGY INC., the administrator of THUNDER ENERGY TRUST**

(signed) *"Stuart Keck"*
Stuart Keck
President and Chief Executive Officer

## NOTICE OF MEETING OF DEBENTUREHOLDERS

**NOTICE IS HEREBY GIVEN** that a meeting (the "Debentureholder Meeting") of the holders (the "Debentureholders") of the 7.25% unsecured convertible debentures (the "Debentures") of Thunder Energy Trust ("Thunder") will be held in the Strand Tivoli Room, Metropolitan Centre, 333 – 4 Avenue S.W., Calgary, Alberta on Friday, June 22, 2007 at 10:15 a.m. (Calgary time) for the following purposes:

(a) to consider and, if thought advisable, to pass, with or without variation, an extraordinary resolution, the full text of which is set forth in Appendix "B" to the accompanying information circular and proxy statement dated May 25, 2007 (the "Information Circular") of Thunder and TEI, to approve the participation by the Debentureholders in a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the accompanying Information Circular; and

(b) to transact such other business as may properly come before the Debentureholder Meeting or any adjournment or adjournments thereof.

Specific details of the matters proposed to be put before the Debentureholder Meeting are set forth in the accompanying Information Circular.

Debentureholders of record at the close of business on May 23, 2007 (the "Record Date") are entitled to vote at the Debentureholder Meeting. The Debentures have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of the Debentures. CDS & Co. may only vote the Debentures in accordance with instructions received from the beneficial holders of the Debentures. Beneficial holders of Debentures as of the Record Date wishing to vote their Debentures at the Debentureholder Meeting must provide instructions to the broker, dealer, bank, trust company or other nominee through which they hold their Debentures in sufficient time prior to the holding of the Debentureholder Meeting to permit the broker, dealer, bank, trust company or other nominee to instruct CDS & Co. as how to vote the Debentures at the Debentureholder Meeting.

Dated at the City of Calgary, in the Province of Alberta, this 25th day of May, 2007.

**BY ORDER OF THE BOARD OF DIRECTORS OF THUNDER ENERGY INC., the administrator of THUNDER ENERGY TRUST**

(signed) *"Stuart Keck"*
Stuart Keck
President and Chief Executive Officer

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

**IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9**

**AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING THUNDER ENERGY TRUST, THUNDER ENERGY INC., THUNDER ENERGY PARTNERSHIP, OVERLORD FINANCIAL INC., INFRA-PSP CANADA INC., SWORD ENERGY INC., THE HOLDERS OF TRUST UNITS AND 7.25% CONVERTIBLE DEBENTURES OF THUNDER ENERGY TRUST AND THE HOLDERS OF SERIES "A" EXCHANGEABLE SHARES OF THUNDER ENERGY INC.**

## NOTICE OF PETITION

**NOTICE IS HEREBY GIVEN** that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Thunder Energy Trust ("Thunder") and Thunder Energy Inc. ("TEI") with respect to a proposed arrangement (the "Arrangement") under section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving Thunder, TEI, Thunder Energy Partnership, Overlord Financial Inc., Infra-PSP Canada Inc., Sword Energy Inc., the holders ("Unitholders") of trust units of Thunder ("Units") and the holders ("Exchangeable Shareholders") of series "A" exchangeable shares of TEI ("Exchangeable Shares"), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of Thunder and TEI dated May 25, 2007 accompanying this Notice of Petition. At the hearing of the Petition, Thunder and TEI intend to seek:

(a) a declaration that the terms and conditions of the Arrangement are fair to the Unitholders and Exchangeable Shareholders;

(b) an order declaring that registered Unitholders and registered Exchangeable Shareholders shall have the right to dissent in respect of the Arrangement pursuant to the provisions of Section 191 of the ABCA;

(c) an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

(d) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date as defined in the Arrangement; and

(e) such other and further orders, declarations and directions as the Court may deem just.

**AND NOTICE IS FURTHER GIVEN** that the said Petition was directed to be heard at the Court of Queen's Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on the 22nd day of June, 2007 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Unitholder, Exchangeable Shareholder or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. **Any Unitholder, Exchangeable Shareholder, holder of 7.25% unsecured convertible debentures of Thunder or any other interested party desiring to appear at the hearing in person or by counsel is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Thunder and TEI on or before noon on June 15, 2007, a notice of his or her intention to appear, including his or her address for service in the Province of Alberta and indicating whether such Unitholder, Exchangeable Shareholder or other interested party intends to support or oppose the application or make submissions, together with any evidence or materials which are to be presented to the Court.** Service on Thunder and TEI is to be effected by delivery to the solicitors for Thunder and TEI at the address below. If any Unitholder, Exchangeable Shareholder or any other interested party does not attend, either in person or by counsel, at that time,

the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

**AND NOTICE IS FURTHER GIVEN** that no further notice of the Petition will be given by Thunder or TEI and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

**AND NOTICE IS FURTHER GIVEN** that the Court, by Order dated May 25, 2007, has given directions as to the calling of a meeting of the Unitholders and Exchangeable Shareholders for the purpose of such holders voting upon a resolution to approve the Arrangement and directed that registered Unitholders and registered Exchangeable Shareholders shall have the right to dissent on their own behalf from the resolution approving the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the Order, and be paid the fair value of their Units or Exchangeable Shares, as applicable, in respect of which such right of dissent is exercised.

**AND NOTICE IS FURTHER GIVEN** that a copy of the said Petition and other documents in the proceedings will be furnished to any Unitholder, Exchangeable Shareholder or other interested party requesting the same by the undermentioned solicitors for Thunder and TEI upon written request delivered to such solicitors as follows:

Heenan Blaikie LLP
Barristers & Solicitors
12th Floor, Fifth Avenue Place
425 – 1st Street, S.W.
Calgary, Alberta T2P 3L8

Attention: Thomas N. Cotter

DATED at the City of Calgary, in the Province of Alberta, this 25th day of May, 2007.

**BY ORDER OF THE BOARD OF DIRECTORS OF THUNDER ENERGY INC., the administrator of THUNDER ENERGY TRUST**

(signed) *"Stuart Keck"*
Stuart Keck
President and Chief Executive Officer

## GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**AcquireCo**" means Sword Energy Inc., a corporation incorporated under the ABCA;

"**Acquirors**" means Overlord, Infra-PSP and AcquireCo;

"**Acquisition Proposal**" means any inquiry or the making of any proposal to Thunder, the Thunder Subsidiaries or the Thunder Securityholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Thunder, the Thunder Subsidiaries or the Thunder Securityholders of any securities of Thunder or TEI, that, when taken together with the securities of Thunder or TEI held by the proposed acquirer, would constitute more than 20% of the voting equity securities of Thunder; (ii) any acquisition of a substantial amount of assets of Thunder or the Thunder Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving Thunder or the Thunder Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Thunder or the Thunder Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Acquirors under the Arrangement Agreement or the Arrangement;

"**Affiliate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

"**AIF**" means the annual information form of Thunder dated March 15, 2007 for the year ended December 31, 2006;

"**Amalco**" means the corporation resulting from the amalgamation of TEI and AcquireCo as a step to the Arrangement;

"**Applicable Laws**" means all applicable corporate laws, rules of applicable stock exchanges and applicable securities laws, including the rules, regulations, notices, instruments, blanket orders and policies of the securities regulatory authorities in Canada;

"**Arrangement**" means the proposed arrangement, under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement;

"**Arrangement Agreement**" means the arrangement agreement dated April 23, 2007, as amended and restated May 23, 2007, among Thunder, TEI, the Acquirors and PSPIB pursuant to which the parties thereto have proposed to implement the Arrangement, a copy of which is attached as Appendix "D" to this Information Circular;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made giving effect to the Arrangement;

"**Boe**" means barrel of oil equivalent on the basis of 1 Boe to 6 Mcf of natural gas. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 1 Boe for 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead;

"**Boe/d**" means barrel of oil equivalent per day;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"**Certificate**" means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Court**" means the Court of Queen's Bench of Alberta;

"**CRA**" means Canada Revenue Agency;

"**Debenture Indenture**" means the trust indenture dated as of April 5, 2006 between Thunder and the Debenture Trustee governing the Debentures;

"**Debenture Trustee**" means Olympia Trust Company;

"**Debentures**" means the 7.25% convertible, extendible, unsecured, subordinated debentures issued on April 5, 2006 pursuant to the Debenture Indenture;

"**Debentureholder Meeting**" means the meeting of Debentureholders to be held on June 22, 2007 and any adjournment(s) thereof to consider and to vote on the Debentureholder Resolution;

"**Debentureholder Resolution**" means the extraordinary resolution of the Debentureholders under the Debenture Indenture approving the participation of the Debentureholders in the Arrangement to be voted on by the Debentureholders at the Debentureholder Meeting, in substantially the form attached as Appendix "B" to this Information Circular;

"**Debentureholders**" means the holders from time to time of Debentures;

"**Depositary**" means Olympia Trust Company;

"**Dissent Rights**" means the right of a registered Unitholder or registered Exchangeable Shareholder pursuant to Section 191 of the ABCA and the Interim Order to dissent to the Unitholder Resolution and to be paid the fair value of the Units or Exchangeable Shares, as applicable, in respect of which the holder dissents, all in accordance with Section 191 of the ABCA, the Interim Order and the Plan of Arrangement;

"**Dissenting Holder**" means a registered Unitholder or registered Exchangeable Shareholder who validly exercises their Dissent Rights;

"**Effective Date**" means the date the Arrangement is effective under the ABCA;

"**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

"**Exchangeable Shareholders**" means the holders from time to time of Exchangeable Shares;

"**Exchangeable Shares**" means series "A" exchangeable shares in the capital of TEI;

"**Exchangeco**" means Thunder ExchangeCo Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Thunder;

"**Fairness Opinions**" means the opinions of BMO Nesbitt Burns Inc. and Canaccord Capital Corporation dated May 24, 2007, copies of which are attached at Appendix "E" to this Information Circular;

"**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of Thunder and TEI, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Information Circular**" means this information circular and proxy statement dated May 25, 2007, together with all appendices hereto, delivered by Thunder and TEI in connection with the Unitholder Meeting and Debentureholder Meeting;

"**Infra-PSP**" means Infra-PSP Canada Inc., a corporation existing under the laws of Canada;

"**Interim Order**" means the Interim Order of the Court dated May 25, 2007 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Unitholder Meeting and issued pursuant to the petition of Thunder and TEI therefor, a copy of which order is attached as Appendix "C" to this Information Circular;

"**Letter of Transmittal**" means the Letter of Transmittal enclosed with this Information Circular pursuant to which Unitholders and Exchangeable Shareholders are required to deliver certificates representing Units or Exchangeable Shares, as applicable, to receive, on completion of the Arrangement, the cash to which they are entitled pursuant to the Arrangement in exchange for their Units or Exchangeable Shares;

"**Mcf**" means one thousand cubic feet;

"**MMBoe**" means 1,000,000 barrels of oil equivalent;

"**Non-Resident**" means (i) a Person who is not a resident of Canada for the purposes of the Tax Act or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Notice of Petition**" means the Notice of Petition by Thunder and TEI to the Court for the Final Order which accompanies this Information Circular;

"**Overlord**" means Overlord Financial Inc., a corporation incorporated under the ABCA;

"**Performance Units**" means performance units of Thunder;

"**Person**" means any individual, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plan**" or "**Plan of Arrangement**" means the plan of arrangement attached as Schedule "A" to the Arrangement Agreement attached as Appendix "D" to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**PSPIB**" means Public Sector Pension Investment Board, a corporation formed by an act of the Parliament of Canada;

"**Record Date**" means, in the case of both the Unitholder Meeting and the Debentureholder Meeting, May 23, 2007;

"**Registrar**" means the Registrar of Corporations duly appointed under the ABCA;

"**Restricted Units**" means restricted units of Thunder;

"**Subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"**Tax Act**" or "**Income Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. ($5^{th}$ Supp), as amended, including the regulations promulgated thereunder;

"**Thunder**" means Thunder Energy Trust, a trust formed under the laws of the Province of Alberta;

"**Thunder Partnership**" means Thunder Energy Partnership, a general partnership formed under the laws of the Province of Alberta that is a subsidiary of TEI;

"**Thunder Trustee**" means Olympia Trust Company, in its capacity as the trustee under the Thunder Trust Indenture;

"**Thunder Securityholders**" means, collectively, the Unitholders, Exchangeable Shareholders and Debentureholders;

"**Thunder Subsidiaries**" means TEI, ExchangeCo, 1283831 Alberta Ltd., 832027 Alberta Ltd. and Thunder Partnership;

"**Trust Indenture**" means the trust indenture dated as of June 30, 2005 between the Thunder Trustee and TEI, as may be amended, supplemented or restated from time to time;

"**TSX**" means the Toronto Stock Exchange;

"**Unitholder Meeting**" means the special and annual general meeting of Unitholders and Exchangeable Shareholders to be held on June 22, 2007 and any adjournment(s) thereof to consider and to vote on, among other things, the Unitholder Resolution;

"**Unitholder Resolution**" means the special resolution in respect of the Arrangement to be voted upon by Unitholders and Exchangeable Shareholders at the Unitholder Meeting, in substantially the form attached as Appendix "A" to this Information Circular;

"**Unitholders**" means the holders from time to time of Units; and

"**Units**" means trust units of Thunder.

# INTRODUCTION

**This Information Circular is furnished in connection with the solicitation of proxies or voting directions or instructions by and on behalf of the management of TEI, in its own capacity and its capacity as administrator of Thunder, for use at the Unitholder Meeting and the Debentureholder Meeting, as applicable, and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Unitholder Meeting or Debentureholder Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.**

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit A to the Arrangement Agreement which is attached as Appendix "D" to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of May 25, 2007 unless otherwise specifically stated.

# CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the first business day of each month during such period; and (iii) the high and low exchange rates during each such period, in each case based on the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

| | 3 Months ended March 31 | Year ended December 31 | | |
|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 |
| Rate at end of period | $0.8673 | $0.8582 | $0.8579 | $0.8310 |
| Average rate during period | $0.8544 | $0.8851 | $0.8244 | $0.7719 |
| High | $0.8673 | $0.9100 | $0.8690 | $0.8493 |
| Low | $0.8437 | $0.8528 | $0.7872 | $0.7158 |

The noon buying rate on May 25, 2007 was CDN $1.00 = U.S.$0.9264.

# INFORMATION FOR UNITED STATES SECURITYHOLDERS

The solicitation of proxies, voting directions or voting instructions for the Unitholder Meeting and the Debentureholder Meeting is not subject to the requirements of section 14(a) of the *Securities Exchange Act of 1934*, as amended (the "1934 Act"). Accordingly, the solicitations and transactions contemplated in this Information Circular are made in accordance with Canadian corporate and securities laws and this Information Circular, including the documents incorporated by reference herein, has been prepared solely in accordance with disclosure requirements applicable in Canada. Thunder Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the Securities Act of 1993, as amended (the "1933 Act") and proxy statements under the 1934 Act. For example, the United States Securities and Exchange Commission (the "SEC") permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas

the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Information Circular, including the documents incorporated herein, may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.

All financial statements incorporated by reference in this Information Circular have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, which are different than United States generally accepted accounting principles and United States auditing and auditor independence standards. Consequently, such financial statements are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles and that are subject to United States auditing and auditor independence standards.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Thunder, the Thunder Subsidiaries and the Acquirors are incorporated or settled, as applicable, under the laws of Alberta or the federal laws of Canada, as applicable, that their officers, directors and trustees, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Thunder, the Thunder Subsidiaries and the Acquirors are located outside the United States.

Investors should be aware that the disposition of Thunder securities pursuant to the Arrangement may have tax consequences both in the United States and in Canada. See "Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations" in this Information Circular.

## SUMMARY

*The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms". In this summary, all dollar amounts are stated in Canadian dollars.*

### The Unitholder Meeting

The Unitholder Meeting will be held at the Strand Tivoli Room, Metropolitan Centre, 333 – 4 Avenue S.W., Calgary, Alberta on Friday, June 22, 2007 at 9:00 a.m. (Calgary time). At the Unitholder Meeting, the Unitholders and Exchangeable Shareholders will be asked to consider and vote upon the Arrangement. In addition, they will be asked to appoint the directors of TEI and auditors of Thunder for the ensuing year. See "The Arrangement".

### The Debentureholder Meeting

The Debentureholder Meeting will be held at the Strand Tivoli Room, Metropolitan Centre, 333 – 4 Avenue S.W., Calgary, Alberta on Friday, June 22, 2007 at 10:15 a.m. (Calgary time). At the Debentureholder Meeting, the Debentureholders will be asked to consider and vote upon a resolution under the Debenture Indenture authorizing the participation of the Debentureholders in the Arrangement. See "The Arrangement".

### The Arrangement

Under the Arrangement, AcquireCo will acquire: (i) all of the outstanding Units for $4.00 in cash per Unit, (ii) all of the outstanding Exchangeable Shares for $4.00 in cash per each Unit into which the Exchangeable Shares are exchangeable at the Effective Date and (iii) all of the outstanding Debentures for $1,010 in cash per $1,000 of principal amount of Debentures plus a cash amount equal to the accrued and unpaid interest on the Debentures to the Effective Date. See "The Arrangement – Details of the Arrangement" for a complete description of the steps to the Arrangement.

### Background to the Arrangement

Thunder was formed on May 31, 2005 and commenced operations on July 7, 2005 following the completion of an arrangement under the ABCA involving Thunder Energy Inc., Mustang Resources Inc. and Forte Resources Inc. (the "Organizing Arrangement"). Each of Thunder Energy Inc., Mustang and Forte were oil and natural gas exploration and production companies whose common shares were listed on the TSX prior to the completion of the Organizing Arrangement. The Organizing Arrangement resulted in certain exploration assets and undeveloped land held by the three companies being transferred to three new exploration companies, being Alberta Clipper Energy Inc., Valiant Energy Inc. and Ember Resources Inc. The remaining assets of Thunder Energy Inc., Mustang Resources Inc. and Forte Resources Inc. were transferred to Thunder as a result of the Organizing Arrangement. The assets transferred to Thunder were considered to be those most suitable for a trust, being mature assets with development potential, but limited exploration exposure.

Immediately following completion of the Organizing Arrangement, the oil and gas production of Thunder was approximately 12,000 Boe/d. The properties contributed to Thunder pursuant to the Organizing Arrangement had estimated company interest proved reserves of 32.4 MMBoe and proved plus probable reserves of 46.4 MMBoe as at March 31, 2005. Thunder had available credit facilities of $170 million, against which a total of $138.1 million had been drawn. Thunder's strategy was to create a sustainable distribution flow for its Unitholders while maintaining or growing its reserves and production. The board of directors of TEI, which is the administrator of Thunder and has been delegated all of the significant management decisions affecting Thunder, set the initial

distribution level at $0.15 per Unit per month on the determination that such a distribution was sustainable based on Thunder's production, planned capital expenditures, reserves and debt levels.

In the period from the commencement of operations on July 7, 2005 to December 31, 2005, Thunder saw unexpectedly steep declines in its production due to a number factors, including unexpected water production in certain of its producing fields and steeper than expected declines in newly drilled wells. Average daily production was 11,574 Boe/d for the third quarter of 2005 and 11,060 Boe/d for the fourth quarter of 2005. Coupled with this production decline, and partially because of it, the company interest reserves of Thunder as at December 31, 2005 were subject to downward technical revisions of 6.39 MMboe on a proved basis and 10.11 MMboe on a proved plus probable basis. This triggered a balance sheet write-down of property and equipment as at December 31, 2005 of $56.2 million.

In meetings held in late February and early March, 2006, the board of directors of TEI considered the impact of the reserves revisions and the declines in production on the sustainability of Thunder's distributions and its financial situation. After considering expected commodity prices, anticipated cash flow, planned capital expenditures and debt levels, the board of directors of TEI approved a capital budget that they concluded would be sufficient to stabilize production. The board of directors concluded that stabilized production, combined with the effect of Thunder's hedging policy, would generate sufficient cash flow to maintain Thunders distribution level of $0.15 per Unit per month.

On April 5, 2006, Thunder completed a public offering of Debentures which raised $75,000,000 in gross proceeds. The purpose of the offering was to increase the financial flexibility of Thunder by using the proceeds of the offering to pay down amounts outstanding under its credit facility.

Production results from capital spending of $45.7 million in the last half of 2005 were insufficient to offset continued high declines. Average production for the first quarter of 2006 was approximately 10,005 Boe/d. This production level could not be maintained and Thunder recorded more stable, but reduced, average daily production of 9,272 Boe/d for the remaining three quarters of 2006. This lower level of production was combined with a significant weakening in Alberta natural gas prices from over $12.00 per Mcf in late 2005 to approximately $6.90 per Mcf by the end of the first quarter of 2006, the impact of which on Thunder was only partially offset by the hedging strategy that had been implemented to manage commodity risk. The combined effect of the decline in production and weakening in commodity prices was to reduce cash flow significantly below forecasted levels, requiring Thunder to draw further on its credit facilities to fund capital expenditures. The board of directors of TEI determined that the monthly distribution level of $0.15 per Unit was not sustainable and a revised distribution level of $0.12 per Unit was announced on May 10, 2006.

Following the reduction of the distribution level announced on May 10, 2006, the management and directors of TEI determined that the continued sustainability of distributions at that level would be promoted by a diversification of Thunder's asset base with a view to arresting the rate of production decline and lowering the overall risk profile of Thunder's asset portfolio. After assessing the viability of an asset acquisition in the market conditions then prevailing and the terms on which Thunder would likely be able to secure the equity capital necessary to finance such an acquisition, it was determined that a merger or corporate acquisition would be the most appropriate means of attempting to diversify Thunder's asset base to secure the sustainability of distributions. To this end, in May, 2006, Thunder engaged BMO Nesbitt Burns Inc. and Canaccord Capital Corporation to make inquiries to a select number of energy trusts and oil and gas companies to determine whether they may be interested in pursuing a transaction with Thunder. Thunder entered into confidentiality agreements with eight parties. No proposals were forthcoming from any of these parties and any further efforts to pursue a transaction were discontinued towards the end of August, 2006.

On October 31, 2006, the federal Minister of Finance announced certain tax proposals that would prevent trusts like Thunder, effective January 1, 2011, from deducting from taxable income distributions to Unitholders that are attributable to "non-portfolio earnings", including income from Canadian resource properties. Under the proposals,

distributed "non-portfolio earnings" would be taxable to Thunder at a special tax rate that is equivalent to the federal general corporate tax rate, plus 13% on account of provincial tax, and distributions of "non-portfolio earnings" from Thunder to Unitholders would be treated as dividends from a Canadian taxable corporation. The market reaction to this unexpected and radical shift in taxation policy negatively impacted all energy trusts, including Thunder. The closing price of the Units on the TSX on October 31, 2006, the last trading day prior to the announcement, was $7.42. The closing price of the Units the following day was $6.55. The announcement of the tax proposals severely impaired the ability of the majority of energy trusts, including Thunder, to access the capital markets and reduced their competitiveness in bidding for asset packages or pursuing corporate acquisitions.

Thunder continued to experience production declines in early 2007, with average daily production for January, 2007 being 8,654 Boe/d. The board of directors of TEI determined that the distribution level of $0.12 per Unit per month was not sustainable and a revised distribution level of $0.09 per Unit per month was announced on February 12, 2007. Additional efforts to determine whether select parties may be interested in a transaction with Thunder were made by Thunder's financial advisors in the period from mid-January, 2007 to March 5, 2007. Three additional confidentiality agreements were executed. One proposal was forthcoming in that time period, which the management and directors of Thunder determined did not provide for sufficient value to Thunder's securityholders as to warrant further consideration.

The board of directors of TEI held a meeting on March 5, 2007 for the purposes of reviewing and approving the final operational, reserves and financial results of Thunder for the year ended December 31, 2006. The company interest reserves of Thunder as at December 31, 2006 were subject to downward technical revisions of 2.39 MMboe on a proved basis and 4.53 MMboe on a proved plus probable basis. Further write-downs to Thunder's balance sheet were required as a result of the downward reserves revisions and commodity price adjustments from the previous year. Specifically, a write-down of $102.0 million on Thunder's property and equipment assets and a write-down of $58.6 million in goodwill related to the formation of Thunder in July 2005 were incurred. At the time of the board meeting, Thunder had drawn down a total of $122.9 million against its maximum credit facilities at that time of $160 million.

At the March 5, 2007 meeting of the board of directors of TEI, the board determined that it would be in the best interests of Thunder and its stakeholders to commence a formal process to examine the strategic alternatives available to maximize securityholder value, including the continuance of the then current strategic direction of Thunder, a merger with another issuer, the acquisition by Thunder of another issuer, the disposition of Thunder to another issuer, the acquisition or disposition of select assets, the reversion of Thunder to a corporate structure or the spin-out of one or more new issuers. The board of directors gave management of TEI and BMO Nesbitt Burns Inc. and Canaccord Capital Corporation a mandate to consider and bring forward to the board for its consideration the full range of available alternatives. A press release announcing this decision of the board was issued on March 6, 2007 prior to the opening of trading on the TSX.

As part of the mandate referred to above, BMO Nesbitt Burns Inc. and Canaccord Capital Corporation contacted numerous energy companies and trusts, as well as other market participants such as private equity managers, with a view to soliciting proposals for a potential transaction involving Thunder. As a result of these efforts, Thunder entered into confidentiality agreements with an additional 13 interested parties. The parties to the confidentiality agreement were granted access to a virtual data room containing information concerning Thunder's operations, assets and material agreements. Management of TEI gave presentations concerning Thunder to several interested parties.

The board of directors held a meeting on March 13, 2007 with its financial advisors in attendance to consider the strategic alternatives available to Thunder. The viability of a targeted asset disposition, the conversion of Thunder from an energy trust into an exploration and development corporation and the maintenance of Thunder as an energy trust without any material transaction or restructuring were considered at length.

Effective March 13, 2007, the board of directors of TEI formed a special committee of the board consisting of James Pasieka, Douglas Dafoe and Colin Boyer for the purposes of aiding in the consideration of the strategic alternatives available to Thunder and providing direction to the financial advisors of Thunder and management of TEI in that regard.

Both the full board of directors of TEI and the special committee of the board, with the board's financial advisors in attendance, held meetings on April 11, 2007 to further consider and discuss the strategic alternatives available to Thunder and review the status of the efforts of the financial advisors to solicit transaction proposals from interested parties. BMO Nesbitt Burns Inc. and Canaccord Capital Corporation advised the special committee and the board that a total of five transaction proposals or expressions of interest had been received or discussed. Two proposals and an expression of interest contemplated an acquisition of Thunder and two proposals were for the purchase of select assets from Thunder. Both the special committee and the board concluded the proposals for the purchase of assets were not on sufficiently attractive terms to warrant further consideration. The special committee and the board also determined that one of the proposals that would have resulted in the acquisition of Thunder did not provide for consideration that approached that under the other proposal for the acquisition of Thunder or the current market price of the Units and, therefore, did not warrant further consideration. Management of TEI and BMO Nesbitt Burns Inc. and Canaccord Capital Corporation were instructed to continue negotiations with the parties who had submitted the remaining proposal and the expression of interest for the acquisition of Thunder. The expression of interest was from Overlord and PSPIB. It stated that the Overlord and PSPIB were interested in acquiring Thunder, but were not in a position to submit a proposal due to outstanding due diligence items. The remaining proposal (the "Alternative Proposal") was from an oil and gas issuer and contemplated the exchange of all of the Units for securities of the issuer at a defined exchange ratio and the assumption by the issuer of the obligations of Thunder under the Debentures.

Both the full board of directors of TEI and the special committee of the board, with the board's financial advisors in attendance, held further meetings on April 17, 2007. At these meetings, the special committee and the board were provided with updates of the progress of the negotiations with Overlord and PSPIB and with the issuer who had submitted the Alternative Proposal. The special committee and the board were advised by management and the financial advisors that the negotiations with Overlord and PSPIB had progressed to the point that it was believed that a proposal providing for the acquisition of all of the Units and Debentures for cash would be forthcoming from those parties.

At the April 17, 2007 meeting of the board of TEI, the board was advised that Overlord and PSPIB had indicated that it would be a condition to entering into an agreement to pursue a transaction with Thunder that four of the senior executives of TEI, including Stuart Keck, the President and Chief Executive Officer, and Pamela Kazeil, the Vice-President, Finance and Chief Financial Officer, agree to continue their employment with Thunder for at least one year following the completion of any transaction. Overlord and PSPIB had advised that such agreements were necessary in order to ensure that they would be in a position to continue to operate Thunder as a private entity following the completion of a transaction where all of the securities of Thunder were acquired for cash. The board authorized Mr. Keck, Ms. Kazeil and the other concerned executives to retain independent counsel and human resources consultants to assist and advise them, if necessary, in negotiating employment agreements with Overlord and PSPIB that would become effective upon completion of a transaction with those parties. See "Interests of Certain Person in the Arrangement" for a description of these agreements.

The board of TEI held a meeting on April 20, 2007 at which they received an update from the special committee of the board and BMO Nesbitt Burns Inc. and Canaccord Capital Corporation with respect to the status of negotiations with Overlord and PSP and the issuer which had submitted the Alternative Proposal.

The board of TEI held a further meeting on April 23, 2007 with representatives from BMO Nesbitt Burns Inc. and Canaccord Capital Corporation in attendance. The board was advised that Overlord and PSPIB had submitted a proposal providing for the acquisition of all of the Units for a cash price of $4.00 per Unit and all of the Debentures for a cash price of $1,010 for each $1,000 in principal amount of Debentures. The board considered the merits of

the proposal from Overlord and PSPIB and from the issuer which had submitted the Alternative Proposal at length. The board also reviewed its previous considerations of the strategic alternatives available to Thunder other than a transaction of the nature proposed. Ultimately, the board concluded that the proposal submitted by Overlord and PSPIB provided superior value for the Unitholders, Exchangeable Shares and Debentureholders as compared to the Alternative Proposal or any other available strategic alternative and that accepting the proposal of Overlord and PSPIB would be in the best interests of Thunder, TEI and the Thunder Securityholders. BMO Nesbitt Burns Inc. and Canaccord Capital Corporation advised TEI's board of directors on the fairness of the proposed transaction to the Unitholders from a financial point of view. The members of the board of directors of TEI, with Mr. Keck declaring a conflict of interest and abstaining from voting due to the negotiation of the employment agreement with Overlord and PSPIB, unanimously resolved to accept the Overlord and PSPIB proposal and to recommend that the Thunder Securityholders approve the Arrangement, by which the proposal would be implemented.

The Arrangement Agreement was executed on the night of April 23, 2007. Thunder announced the entering into of the Arrangement Agreement on April 24, 2007 prior to the opening of trading on the TSX.

On May 23, 2007, the Arrangement Agreement was amended and restated by the parties thereto to add the Plan of Arrangement as a schedule.

On May 24, 2007, BMO Nesbitt Burns Inc. and Canaccord Capital Corporation provided the Fairness Opinions to the board of directors of TEI. The board of directors approved this Information Circular for distribution to the Thunder Security Holders in connection with the Unitholder Meeting and Debentureholder Meeting and the independent members of the board of directors confirmed their recommendation that the Arrangement be accepted by Thunder Securityholders.

**Reasons for the Arrangement**

From formation, the goal of Thunder has been to create a sustainable distribution flow for its Unitholders while maintaining or growing its reserves and production. The successful execution of this strategy is dependent on certain key factors; namely, sufficiently high commodity prices to generate the cash flow necessary to sustain distributions and fund the capital expenditures necessary to maintain or grow reserves and production, the ability to replace declines in reserves and production through cost effective acquisitions or capital expenditures and the availability of debt and equity capital on favourable terms to fund attractive acquisitions or development and exploration opportunities. The absence of these key factors at various times throughout Thunder's history, as discussed above under the heading "Background to the Arrangement", has prevented it from achieving its strategic goal of sustainability.

The inability of Thunder to date to achieve its strategic goal of sustainability led the management and board of directors of TEI to conclude that it was in the best interests of Thunder, TEI and the Thunder Securityholders to conduct a thorough review of the strategic alternatives available to Thunder to preserve and maximize securityholder value. All alternatives were considered, but the five main possible alternatives consisted of: (i) continuing the existing strategic direction of Thunder, (ii) converting Thunder into an exploration orientated entity, either by remaining a trust or converting into a corporation, (iii) purchasing new significant assets or properties, (iv) disposing of select assets or properties or (v) entering into a transaction whereby Thunder would be purchased by a third party or would merge with a third party. The board of directors ultimately determined that the pursuit of the Arrangement was the best alternative available for the reasons set out below.

With respect to the alternative of continuing the existing strategic direction of Thunder, the board and management of TEI concluded that this would not be a viable option without either a further significant reduction in the distributions payable to the Unitholders or a complete elimination of distributions. Thunder is fully leveraged. Its credit facilities provide for maximum borrowings of $160 million, against which $128.5 million had been drawn at the time the Arrangement Agreement was executed. The borrowing limits under the credit facilities are subject to review bi-annually at the end of April and October. At the time of the execution of the Arrangement Agreement,

Thunder was facing the possibility that the borrowing limits would be reduced on review as a result of the downward technical revisions to its reserves as at December 31, 2006, leading to a further curtailment of Thunder's financial flexibility. Coupled with this, the capital expenditures that have been devoted to date towards the continued exploitation of Thunder's asset base have not proven sufficient to stem production declines and grow its reserves. As the continuing viability of Thunder requires that it remain within its borrowing limits and covenants to its lenders and that it stabilize and grow its production and reserves, maintaining the current strategic direction of Thunder would require the redeployment of significant amounts of cash flow away from distributions towards capital expenditures and debt reduction. However, it was the assessment of the board of directors and management of TEI that a drastic reduction or elimination of distributions would have caused a severe decline in the market value of Thunder's securities, such that the Thunder Securityholders would have realized significantly less value under this alternative than under the Arrangement.

With respect to converting Thunder into an exploration orientated entity, the board and management of TEI rejected this alternative on the basis that: (i) the current asset base of Thunder did not provide for sufficient exploration and growth potential for Thunder to attract the capital necessary to pursue this model and provide meaningful returns to its securityholders and (ii) TEI lacked sufficient staff and expertise to pursue an exploration model given that it had been staffed for the development and exploitation model pursued by a trust. In addition, as this alternative would have involved the elimination of distributions, the concerns expressed above concerning a severe decline in the market value of Thunder's securities were applicable.

The third alternative of purchasing significant assets or properties in order to diversify Thunder's asset base and promote sustainability was also rejected by the board and management of TEI in light of the current situation of Thunder. Such a purchase, given that Thunder is fully leveraged, would need to have been funded by the issuance of additional equity by Thunder. Given the trading price of the Units, the monthly distribution level of Thunder of $0.09 per Unit and the general lack of demand for offerings of units of energy trusts, the cost of capital to Thunder of pursuing such a path would have been so high as to eliminate Thunder as a competitive bidder for available assets. In other words, the cost to Thunder of raising capital would have exceeded the reasonably expected return on any asset acquisition. The board and management of TEI therefore concluded that the pursuit of an asset acquisition would not advance the ability of Thunder to achieve its strategic goal of sustainability.

The fourth alternative of disposing of select assets or properties was considered and pursued by the board and management of TEI. As discussed above under "Background to the Arrangement", BMO Nesbitt Burns Inc. and Canaccord Capital Corporation conducted a broad solicitation of offers for the purchase of assets from Thunder. The two offers for assets that were received were not on sufficiently attractive terms to warrant further consideration. In addition, a disposition of assets or properties, while providing additional capital to either pay down debt, increase capital expenditures or redeploy in an attempt to develop a new property, would have had an immediate negative impact on cashflow and the ability of Thunder to maintain its distribution level. It would also have left Thunder as the smallest energy trust, likely further exacerbating the cost of capital disadvantage suffered by Thunder.

After considering all of the alternatives available to Thunder, the board and management of TEI concluded that the best means of maximizing value for its Unitholders and Debentureholders would be to pursue a transaction whereby Thunder would be purchased by a third party or would merge with a third party. The board and management, along with BMO Nesbitt Burns Inc. and Canaccord Capital Corporation, implemented a broad and public process to thoroughly canvass all parties which might be interested in pursuing such a transaction. As described above under the heading "Background to the Arrangement", this process resulted in two proposals being put before the board of TEI for their consideration; namely the Arrangement and the Alternative Proposal. Based on the trading price on the date of the execution of the Arrangement Agreement of the securities of the issuer which had made the Alternative Proposal, the consideration offered under the Arrangement was more than that offered under the Alternative Proposal. The board of TEI gave consideration to the fact that the Arrangement provided for a 5.3% premium to the 20-day weighted average trading price of the Units of $3.80 per Unit up to and including April 23, 2007 and the guaranteed continuation of the payment of the $0.09 per Unit monthly distribution in May and June,

2007. The treatment of the Debentureholders under the Arrangement and under the Alternative Proposal was not significantly different as the Arrangement provided the Debentureholders with an immediate payment of $1,010 per $1,000 in principal amount of Debentures, plus accrued interest, whereas the Alternative Proposal would have seen the obligations of Thunder under the Debentures assumed by the issuer making the Alternative Proposal and a subsequent offer on the same terms made to the Debentureholders under the terms of the Debenture within 30 days of completion of the transaction proposed under the Alternative Proposal. The board of TEI gave consideration to the fact that the Arrangement provided for a 5.8% premium to the 20-day weighted average trading price of the Debentures of $95.44 up to and including April 23, 2007. In light of all of these factors, management and the board of Thunder considered the Arrangement to be the superior proposal, endorsed it over the Alternative Proposal and determined to recommend that the Thunder Securityholders accept it. The management and board of TEI continue to believe that the Arrangement represents the most attractive strategic alternative available to maximize securityholder value.

**Fairness Opinion**

The board of directors of TEI, on behalf of TEI in its own capacity and as administrator of Thunder, retained BMO Nesbitt Burns Inc. and Canaccord Capital Corporation to address the fairness, from a financial point of view, of the Arrangement to the Unitholders and Exchangeable Shareholders. In connection with this mandate, BMO Nesbitt Burns Inc. and Canaccord Capital Corporation have delivered the Fairness Opinions to TEI's board of directors. The Fairness Opinions state that, in the respective opinions of BMO Nesbitt Burns Inc. and Canaccord Capital Corporation as of May 24, 2007, the consideration to be received by the Unitholders and Exchangeable Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Unitholders and the Exchangeable Shareholders other than the Acquirors. The Fairness Opinions, complete copies of which are attached to this Information Circular at Appendix "E", are subject to the assumptions and limitations contained therein and should be read in their entirety.

**Recommendation of the Board of Directors**

**The independent members of the board of directors of TEI, on behalf of TEI in its own capacity and as administrator of Thunder, have unanimously concluded that the Arrangement, in their opinion, is in the best interests of Thunder, TEI, the Unitholders, the Exchangeable Shareholders and the Debentureholders and recommend that the Unitholders and Exchangeable Shareholders vote in favour of the Unitholder Resolution and the Debentureholders vote in favour of the Debentureholder Resolution.**

**Status Following the Arrangement**

The Arrangement will proceed if the Unitholder Resolution is passed in the manner set forth in the Interim Order, all necessary approvals or the Court are received and all other conditions to the completion of the Arrangement set forth in the Arrangement Agreement are satisfied or waived by the applicable parties. It is a condition precedent to the completion of the Arrangement in favour of the Acquirors that the Debentureholders approve the Debentureholder Resolution. If the Debentureholders do not approve the Debentureholder Resolution, the Acquirors may rely on this condition precedent and the Arrangement will not proceed or may waive this condition precedent and the Arrangement will be completed without the participation of the Debentureholders.

If the Arrangement is completed with the participation of the Debentureholders, the Acquirors will have acquired all of the outstanding Units, Exchangeable Shares and Debentures. The Acquirors will apply to have the Units and Debentures delisted from the TSX and will apply to have Thunder and TEI deemed to have ceased to be reporting issuers for the purposes of applicable securities laws in the jurisdictions where they currently have such status.

If the Arrangement is completed without the participation of the Debentureholders, the Acquirors will have acquired all of the outstanding Units and Exchangeable Shares and will apply to have the Units delisted from the TSX. The Acquirors will honour the obligations under the Debenture Indenture, but may make application to have

the Debentures delisted from the TSX and make application to have Thunder deemed to have ceased to be a reporting issuer for the purposes of applicable securities laws in the jurisdictions where it currently has such status. The terms of the Debenture Indenture would require Thunder or its successor to make an offer within 30 days following completion of the Arrangement to the Debentureholders to acquire all of the outstanding Debentures for a price equal to $1,010 in cash per $1,000 of principal amount of Debentures plus accrued and unpaid interest, being the same as the consideration the Debentureholders would have received if they had participated in the Arrangement. The terms of Debenture Indenture would also require an adjustment to the conversion terms of the Debentures to reflect that, upon conversion, a Debentureholder would be entitled to receive cash instead of Units. See "Status Following the Arrangement" for further details.

**Procedure for the Arrangement to Become Effective**

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a) the Unitholder Resolution must be approved by the Unitholders and Exchangeable Shareholders in the manner set forth in the Interim Order;

(b) the Court must grant the Final Order approving the Arrangement;

(c) all conditions precedent to the Arrangement as set forth in the Arrangement Agreement, including the approval of the Debentureholders of the Debentureholder Resolution, must be satisfied or waived by the appropriate party; and

(d) the Final Order and the Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

**Securityholder Approvals**

Pursuant to the Interim Order, the majority required to pass the Unitholder Resolution shall be not less than 66 2/3% of the votes cast by the Unitholders and Exchangeable Shareholders that vote in person or by proxy or voting direction at the Unitholder Meeting. The Unitholders and Exchangeable Shareholders will vote as a single class with respect to the Unitholder Resolution. The Unitholders will be entitled to one vote for each Unit that they hold. The Exchangeable Shareholders will be entitled to one vote for each Unit into which each Exchangeable Share they hold is exchangeable into as of the date of the Unitholder Meeting. If the Unitholder Meeting is held on June 22, 2007, the Exchangeable Shareholders will be entitled to 1.43374 votes for each Exchangeable Share that they hold.

For the Debentureholder Resolution to be binding and the Debentureholders to participate in the Arrangement, the Debentureholder Resolution must be passed by a vote of the holders of at least 66 2/3% of the principal amount of the Debentures for which beneficial holders of Debentures have given voting instructions. See "Procedure for the Arrangement to Become Effective – Securityholder Approvals".

**Court Approval**

Implementation of the Arrangement requires the approval of the Court. See "Procedure for the Arrangement Becoming Effective – Court Approvals". An application for the Final Order approving the Arrangement is expected to be made on June 22, 2007 at 1:30 p.m. (Calgary time) at the Court House, 611 - 4th Street S.W., Calgary, Alberta.

## Timing

Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate party, the Arrangement will become effective upon the filing with the Registrar of a copy of the Final Order and the Articles of Arrangement. If the Unitholder Resolution has been approved as required by the Interim Order and the Debentureholder Resolution has either been approved or the condition precedent to the completion of the Arrangement concerning the participation of the Debentureholders has been waived by the Acquirors, Thunder and TEI will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on June 22, 2007 in form and substance satisfactory to Thunder and the Acquirors and all other conditions specified in the Arrangement Agreement are satisfied or waived, Thunder and the Acquirors expect the Effective Date will be June 22, 2007. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order.

## Procedure for Exchange of Securities

From and after the Effective Time, certificates formerly representing Units and Exchangeable Shares shall represent only the right to receive the cash consideration, without interest, to which the Unitholders and Exchangeable Shareholders are entitled to pursuant to the Arrangement. In order to receive payment of the cash to which they are entitled pursuant to the Arrangement, registered Unitholders and Exchangeable Shareholders must complete and return the enclosed Letter of Transmittal, together with the certificate(s) representing their Units or Exchangeable Shares, as applicable, to the Depositary at one of the offices specified in the Letter of Transmittal. **Unitholders and Exchangeable Shareholders whose Units or Exchangeable Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should not submit a Letter of Transmittal. Instead, such persons should contact the broker, dealer, bank, trust company or other nominee, as applicable, to give instructions for the deposit of their securities and determine the process for obtaining payment. See "Procedure for Exchange of Securities".**

The Debentures have been issued in "book-entry only" form. Accordingly, CDS & Co. is the sole registered holder of Debentures. If the Arrangement is completed with the participation of the Debentureholders, payment of the cash consideration to which the Debentureholders are entitled pursuant to the Arrangement will be made by the Acquirors to CDS & Co. and CDS & Co. and the applicable participants will distribute the payment through the book-entry only system to the beneficial owners of the Debentures. Holders of Debentures do not need to submit a letter of transmittal and should contact the broker, dealer, bank, trust company or other nominee through which they hold their Debentures if they have any questions concerning obtaining payment for their Debentures upon the completion of the Arrangement.

## Lock-up Agreements

All of the directors and executive officers of TEI have entered into agreements with AcquireCo pursuant to which they have agreed to support the Arrangement and, subject to certain exceptions, vote the Units, Exchangeable Shares and Debentures which they beneficially own or subsequently acquire in favour of the Arrangement. The lock-up agreements will terminate if the Arrangement Agreement is terminated, the Arrangement is voted upon by the Thunder Securityholders and not approved as provided for in the Interim Order or if the Arrangement is not completed on or before July 11, 2007. The directors and executive officers of TEI hold an aggregate of 1,514,742 Units and 50,516 Exchangeable Shares, representing approximately 2.98% of the aggregate outstanding Units and Units issuable upon the exchange of Exchangeable Shares. The directors and executive officers of TEI do not own any Debentures.

**Restricted Units and Performance Units**

Thunder and TEI have issued two types of unit based incentives to the directors, officers, employees and consultants of TEI; namely, Restricted Units and Performance Units. The Arrangement constitutes a change of control of Thunder under the terms of the Restricted Units and Performance Units. As a result, the vesting of all outstanding Restricted Units and Performance Units shall accelerate and all such Restricted Units and Performance Units not previously vested shall vest and become redeemable or exercisable immediately prior the Effective Date.

It is a condition to the completion of the Arrangement in favour of the Acquirors that each holder of Restricted Units and Performance Units shall have entered into an agreement with AcquireCo whereby such holder agrees that, on or prior to the Effective Date, such holder's Restricted Units and Performance Units shall have been redeemed or exercised for Units or cancelled for no consideration. Each holder of Restricted Units and Performance Units has entered into such an agreement with AcquireCo.

Thunder estimates that a total of approximately 479,189 Units will be issued from treasury prior to the effective date in connection with the redemption of the outstanding Restricted Units. These Units will participate in the Arrangement on the same basis as all other outstanding Units. The number of Units to which a holder of Performance Units will be entitled upon the vesting of such Performance Units will not be determined until the vesting date of the Performance Units, which will occur immediately prior to the Effective Date. However, if the vesting date had been the date of this Information Circular, the holders of Performance Units would not have been entitled to any Units or other consideration pursuant to the vesting of the Performance Units. See "Restricted Units and Performance Units".

**Dissent Rights**

Pursuant to the Interim Order, registered Unitholders and registered Exchangeable Shareholders have the right to dissent with respect to the Unitholder Resolution by complying with Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. Registered Unitholders and registered Exchangeable Shareholders wishing to exercise such dissent rights must send a written objection to the Unitholder Resolution to Thunder, c/o Heenan Blaikie LLP, 12th Floor, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, attention Thomas N. Cotter, by 4:00 p.m. (Calgary time) on the second Business Day immediately preceding the date of the Unitholder Meeting. Provided the Arrangement becomes effective, each registered Unitholder and registered Exchangeable Shareholdes who has validly exercised Dissent Rights will be entitled to be paid the fair value of the Units or Exchangeable Shares in respect of which the holder dissents, determined as of the close of business on the last Business Day before the Unitholder Meeting.

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as such section may be modified by the Interim Order, may result in the loss of any right to dissent. **Persons who are beneficial owners of Units or Exchangeable Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holder is entitled to dissent.** Accordingly, a beneficial owner of Units or Exchangeable Shares desiring to exercise the right to dissent must make arrangements for such securities to be registered in such holder's name prior to the time the written objection to the Unitholder Resolution is required to be received or, alternatively, make arrangements for the registered holder to dissent on such holder's behalf. Pursuant to the Interim Order, a Unitholder or Exchangeable Shareholder may not exercise the right to dissent in respect of only a portion of such holder's Units or Exchangeable Shares, as applicable.

Under the Arrangement Agreement, it is a condition to the Arrangement that holders of not greater than 10% of the outstanding Units shall have exercised Dissent Rights that have not been withdrawn as at the Effective Date. See the more detailed description of the Dissent Rights provided in the main body of this Information Circular under the heading "Dissent Rights". Also, see Appendix "C" for a copy of the Interim Order and Appendix "G" for the provisions of Section 191 of the ABCA.

**Canadian Federal Income Tax Considerations**

The comments herein generally apply only to those Canadian-resident Unitholders, Exchangeable Shareholders and Debentureholders, and Non-Resident Unitholders and Debentureholders, as the case may be, who hold their Units, Exchangeable Shares or Debentures, as applicable, as capital property for purposes of the Tax Act.

The Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Canadian-resident Unitholder, Exchangeable Shareholder or Debentureholder realizing a capital gain (or a capital loss) equal to the amount by which the cash received under the Arrangement exceeds (or is less than) the aggregate of such Unitholder, Exchangeable Shareholder or Debentureholder's adjusted cost base of the Units, Exchangeable Shares or Debentures, respectively, any reasonable costs of disposition and in the case of a Debentureholder, any amount included in income in respect of accrued interest on the Debenture. A Canadian-resident Debentureholder will be required to include as interest in computing its income any accrued interest earned on the Debenture with respect to the period ending at the time of the Arrangement, except to the extent that such interest was otherwise included in computing the holder's income for the year or a preceding year.

A Unitholder or Debentureholder who, at all relevant times, is a Non-Resident should generally not be subject to any Canadian tax on capital gains realized in respect of a disposition of the Units or Debentures, as applicable, unless such property is "taxable Canadian property" of the Non-Resident for purposes of the Tax Act, and an income tax convention between Canada and the Non-Resident's jurisdiction of residence does not exempt the capital gain from Canadian tax. However, a Non-Resident Debentureholder will generally be subject to Canadian withholding tax at a rate of 25% on any accrued interest earned on the Debenture with respect to the period ending at the time of the Arrangement, subject to reduction under an applicable income tax treaty between Canada and the Debentureholder's country of residence. A Non-Resident holder of a Debenture who is resident in the United States and who is entitled to claim the benefit of the *Canada-US Income Tax Convention (1980)* will generally be entitled to have the rate of withholding reduced to 10% of the amount of any deemed interest.

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and Non-Residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See "Canadian Federal Income Tax Considerations".

**United States Federal Income Tax Considerations**

The Arrangement will be a taxable transaction for United States federal income tax purposes. As a result a U.S. Holder (as defined below) of Units or Debentures will generally recognize a gain or loss in an amount equal to the difference between the holder's adjusted tax basis in the Units or Debentures transferred in the Arrangement and the sum of the cash received in the Arrangement. This gain or loss will generally be treated as a capital gain or loss if the U.S. Holder held the Units or Debentures as capital assets and will be long-term if the U.S. Holder held the Units or Debentures for more than one year, except that any amounts received by a U.S. Holder on the disposition of a Debenture that are attributable to accrued but unpaid interest (or accrued but unrecognized OID) will be treated as ordinary income to the U.S. Holder.

The foregoing is a brief summary of U.S. federal income tax consequences only. Unitholders and Debenture holders should read the information in the Circular under the heading "U.S. Federal Income Tax Considerations", which qualifies the summary set forth above. Unitholders and Debenture holders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

**Other Tax Considerations**

This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations and United States federal income tax considerations. Unitholders, Exchangeable Shareholders and Debentureholders who are residents in jurisdictions other than Canada and the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions. Unitholders, Exchangeable Shareholders and Debentureholders should also consult their own tax advisors regarding provincial, territorial or state tax considerations of the Arrangement.

**Thunder and TEI**

Thunder is an open–ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head office of Thunder is located at 400, 321 – 6th Avenue S.W., Calgary, Alberta T2P 3H3. The registered office of TEI is located at 1200, 425 – 1st Street S.W., Calgary, Alberta T2P 3L8. Thunder, through its wholly-owned subsidiaries, engages in the production, development of and exploration for oil and natural gas in the Western Canadian Sedimentary Basin. The Units are listed for trading on the TSX under the symbol "THY.UN" and the Debentures are listed for trading on the TSX under the symbol "THY.DB".

TEI is a corporation incorporated under the ABCA. Thunder owns all of the issued and outstanding common shares of TEI. TEI has generally been delegated the significant management decisions of the Trust.

See Appendix "F" – "Information Concerning Thunder and TEI" for further information concerning Thunder and TEI and the Units, Exchangeable Shares and Debentures.

**Overlord, Infra-PSP, PSPIB and AcquireCo**

Overlord is a corporation incorporated pursuant to the provisions of the ABCA. The head office of Overlord is located at Suite 3400, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7. Overlord is a Calgary based investment manager specializing in oil and gas property management, junior oil and gas structured products, high yield funds and private equity. The common shares of Overlord are listed on the TSX Venture Exchange under the symbol "OFI".

PSPIB is a Canadian crown corporation established in September, 1999 by the Parliament of Canada by means of the Public Sector Pension Investment Board Act. The mandate of PSPIB is to manage employer and employee contributions made after April 1, 2000 to the Federal Public Service, the Canadian Forces and the Royal Canadian Mounted Police pension funds. It has also recently been given the mandate to manage the employer and employee contributions made after March 1, 2007 to the Reserve Force Pension Fund. The head office of PSPIB is located in Ottawa and its principal business office is in Montreal.

Infra-PSP is corporation incorporated under the laws of Canada and is a wholly-owned subsidiary of PSPIB. The registered office of Infra-PSP is located at Suite 2030, 1250 Rene-Levesque Blvd. West, Montreal, Quebec H3B 4W8.

AcquireCo is a corporation that was incorporated under the ABCA for the purposes of participating in the Arrangement and is a wholly-owned subsidiary of Infra-PSP and Overlord. The registered office of AcquireCo is located at 3500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4J8.

## THE ARRANGEMENT

### Details of the Arrangement

Thunder, TEI, Overlord, Infra-PSP, PSPIB and AcquireCo have entered into the Arrangement Agreement which provides for the implementation of the Arrangement pursuant to section 193 of the ABCA. Under the Arrangement, AcquireCo will acquire: (i) all of the outstanding Units for $4.00 in cash per Unit, (ii) all of the outstanding Exchangeable Shares for $4.00 in cash per Unit into which the Exchangeable Shares are exchangeable at the Effective Date and (iii) all of the outstanding Debentures for $1,010 in cash per $1,000 of principal amount of Debentures plus a cash amount equal to the accrued and unpaid interest on the Debentures to the Effective Date.

**The Arrangement involves several steps. The full text of the Plan of Arrangement is set forth in Schedule "A" to the Arrangement Agreement which is attached as Appendix "D" to this Information Circular. Readers are encouraged to review the full text of the Plan of Arrangement.**

### Background to the Arrangement

Thunder was formed on May 31, 2005 and commenced operations on July 7, 2005 following the completion of an arrangement under the ABCA involving Thunder Energy Inc., Mustang Resources Inc. and Forte Resources Inc. (the "Organizing Arrangement"). Each of Thunder Energy Inc., Mustang and Forte were oil and natural gas exploration and production companies whose common shares were listed on the TSX prior to the completion of the Organizing Arrangement. The Organizing Arrangement resulted in certain exploration assets and undeveloped land held by the three companies being transferred to three new exploration companies, being Alberta Clipper Energy Inc., Valiant Energy Inc. and Ember Resources Inc. The remaining assets of Thunder Energy Inc., Mustang Resources Inc. and Forte Resources Inc. were transferred to Thunder as a result of the Organizing Arrangement. The assets transferred to Thunder were considered to be those most suitable for a trust, being mature assets with development potential, but limited exploration exposure.

Immediately following completion of the Organizing Arrangement, the oil and gas production of Thunder was approximately 12,000 Boe/d. The properties contributed to Thunder pursuant to the Organizing Arrangement had estimated company interest proved reserves of 32.4 MMBoe and proved plus probable reserves of 46.4 MMBoe as at March 31, 2005. Thunder had available credit facilities of $170 million, against which a total of $138.1 million had been drawn. Thunder's strategy was to create a sustainable distribution flow for its Unitholders while maintaining or growing its reserves and production. The board of directors of TEI, which is the administrator of Thunder and has been delegated all of the significant management decisions affecting Thunder, set the initial distribution level at $0.15 per Unit per month on the determination that such a distribution was sustainable based on Thunder's production, planned capital expenditures, reserves and debt levels.

In the period from the commencement of operations on July 7, 2005 to December 31, 2005, Thunder saw unexpectedly steep declines in its production due to a number factors, including unexpected water production in certain of its producing fields and steeper than expected declines in newly drilled wells. Average daily production was 11,574 Boe/d for the third quarter of 2005 and 11,060 Boe/d for the fourth quarter of 2005. Coupled with this production decline, and partially because of it, the company interest reserves of Thunder as at December 31, 2005 were subject to downward technical revisions of 6.39 MMboe on a proved basis and 10.11 MMboe on a proved plus probable basis. This triggered a balance sheet write-down of property and equipment as at December 31, 2005 of $56.2 million.

In meetings held in late February and early March, 2006, the board of directors of TEI considered the impact of the reserves revisions and the declines in production on the sustainability of Thunder's distributions and its financial situation. After considering expected commodity prices, anticipated cash flow, planned capital expenditures and debt levels, the board of directors of TEI approved a capital budget that they concluded would be sufficient to stabilize production. The board of directors concluded that stabilized production, combined with the effect of

Thunder's hedging policy, would generate sufficient cash flow to maintain Thunders distribution level of $0.15 per Unit per month.

On April 5, 2006, Thunder completed a public offering of Debentures which raised $75,000,000 in gross proceeds. The purpose of the offering was to increase the financial flexibility of Thunder by using the proceeds of the offering to pay down amounts outstanding under its credit facility.

Production results from capital spending of $45.7 million in the last half of 2005 were insufficient to offset continued high declines. Average production for the first quarter of 2006 was approximately 10,005 Boe/d. This production level could not be maintained and Thunder recorded more stable, but reduced, average daily production of 9,272 Boe/d for the remaining three quarters of 2006. This lower level of production was combined with a significant weakening in Alberta natural gas prices from over $12.00 per Mcf in late 2005 to approximately $6.90 per Mcf by the end of the first quarter of 2006, the impact of which on Thunder was only partially offset by the hedging strategy that had been implemented to manage commodity risk. The combined effect of the decline in production and weakening in commodity prices was to reduce cash flow significantly below forecasted levels, requiring Thunder to draw further on its credit facilities to fund capital expenditures. The board of directors of TEI determined that the monthly distribution level of $0.15 per Unit was not sustainable and a revised distribution level of $0.12 per Unit was announced on May 10, 2006.

Following the reduction of the distribution level announced on May 10, 2006, the management and directors of TEI determined that the continued sustainability of distributions at that level would be promoted by a diversification of Thunder's asset base with a view to arresting the rate of production decline and lowering the overall risk profile of Thunder's asset portfolio. After assessing the viability of an asset acquisition in the market conditions then prevailing and the terms on which Thunder would likely be able to secure the equity capital necessary to finance such an acquisition, it was determined that a merger or corporate acquisition would be the most appropriate means of attempting to diversify Thunder's asset base to secure the sustainability of distributions. To this end, in May, 2006, Thunder engaged BMO Nesbitt Burns Inc. and Canaccord Capital Corporation to make inquiries to a select number of energy trusts and oil and gas companies to determine whether they may be interested in pursuing a transaction with Thunder. Thunder entered into confidentiality agreements with eight parties. No proposals were forthcoming from any of these parties and any further efforts to pursue a transaction were discontinued towards the end of August, 2006.

On October 31, 2006, the federal Minister of Finance announced certain tax proposals that would prevent trusts like Thunder, effective January 1, 2011, from deducting from taxable income distributions to Unitholders that are attributable to "non-portfolio earnings", including income from Canadian resource properties. Under the proposals, distributed "non-portfolio earnings" would be taxable to Thunder at a special tax rate that is equivalent to the federal general corporate tax rate, plus 13% on account of provincial tax, and distributions of "non-portfolio earnings" from Thunder to Unitholders would be treated as dividends from a Canadian taxable corporation. The market reaction to this unexpected and radical shift in taxation policy negatively impacted all energy trusts, including Thunder. The closing price of the Units on the TSX on October 31, 2006, the last trading day prior to the announcement, was $7.42. The closing price of the Units the following day was $6.55. The announcement of the tax proposals severely impaired the ability of the majority of energy trusts, including Thunder, to access the capital markets and reduced their competitiveness in bidding for asset packages or pursuing corporate acquisitions.

Thunder continued to experience production declines in early 2007, with average daily production for January, 2007 being 8,654 Boe/d. The board of directors of TEI determined that the distribution level of $0.12 per Unit per month was not sustainable and a revised distribution level of $0.09 per Unit per month was announced on February 12, 2007. Additional efforts to determine whether select parties may be interested in a transaction with Thunder were made by Thunder's financial advisors in the period from mid-January, 2007 to March 5, 2007. Three additional confidentiality agreements were executed. One proposal was forthcoming in that time period, which the management and directors of Thunder determined did not provide for sufficient value to Thunder's securityholders as to warrant further consideration.

The board of directors of TEI held a meeting on March 5, 2007 for the purposes of reviewing and approving the final operational, reserves and financial results of Thunder for the year ended December 31, 2006. The company interest reserves of Thunder as at December 31, 2006 were subject to downward technical revisions of 2.39 MMboe on a proved basis and 4.53 MMboe on a proved plus probable basis. Further write-downs to Thunder's balance sheet were required as a result of the downward reserves revisions and commodity price adjustments from the previous year. Specifically, a write-down of $102.0 million on Thunder's property and equipment assets and a write-down of $58.6 million in goodwill related to the formation of Thunder in July 2005 were incurred. At the time of the board meeting, Thunder had drawn down a total of $122.9 million against its maximum credit facilities at that time of $160 million.

At the March 5, 2007 meeting of the board of directors of TEI, the board determined that it would be in the best interests of Thunder and its stakeholders to commence a formal process to examine the strategic alternatives available to maximize securityholder value, including the continuance of the then current strategic direction of Thunder, a merger with another issuer, the acquisition by Thunder of another issuer, the disposition of Thunder to another issuer, the acquisition or disposition of select assets, the reversion of Thunder to a corporate structure or the spin-out of one or more new issuers. The board of directors gave management of TEI and BMO Nesbitt Burns Inc. and Canaccord Capital Corporation a mandate to consider and bring forward to the board for its consideration the full range of available alternatives. A press release announcing this decision of the board was issued on March 6, 2007 prior to the opening of trading on the TSX.

As part of the mandate referred to above, BMO Nesbitt Burns Inc. and Canaccord Capital Corporation contacted numerous energy companies and trusts, as well as other market participants such as private equity managers, with a view to soliciting proposals for a potential transaction involving Thunder. As a result of these efforts, Thunder entered into confidentiality agreements with an additional 13 interested parties. The parties to the confidentiality agreement were granted access to a virtual data room containing information concerning Thunder's operations, assets and material agreements. Management of TEI gave presentations concerning Thunder to several interested parties.

The board of directors held a meeting on March 13, 2007 with its financial advisors in attendance to consider the strategic alternatives available to Thunder. The viability of a targeted asset disposition, the conversion of Thunder from an energy trust into an exploration and development corporation and the maintenance of Thunder as an energy trust without any material transaction or restructuring were considered at length.

Effective March 13, 2007, the board of directors of TEI formed a special committee of the board consisting of James Pasieka, Douglas Dafoe and Colin Boyer for the purposes of aiding in the consideration of the strategic alternatives available to Thunder and providing direction to the financial advisors of Thunder and management of TEI in that regard.

Both the full board of directors of TEI and the special committee of the board, with the board's financial advisors in attendance, held meetings on April 11, 2007 to further consider and discuss the strategic alternatives available to Thunder and review the status of the efforts of the financial advisors to solicit transaction proposals from interested parties. BMO Nesbitt Burns Inc. and Canaccord Capital Corporation advised the special committee and the board that a total of five transaction proposals or expressions of interest had been received or discussed. Two proposals and an expression of interest contemplated an acquisition of Thunder and two proposals were for the purchase of select assets from Thunder. Both the special committee and the board concluded the proposals for the purchase of assets were not on sufficiently attractive terms to warrant further consideration. The special committee and the board also determined that one of the proposals that would have resulted in the acquisition of Thunder did not provide for consideration that approached that under the other proposal for the acquisition of Thunder or the current market price of the Units and, therefore, did not warrant further consideration. Management of TEI and BMO Nesbitt Burns Inc. and Canaccord Capital Corporation were instructed to continue negotiations with the parties who had submitted the remaining proposal and the expression of interest for the acquisition of Thunder. The expression

of interest was from Overlord and PSPIB. It stated that the Overlord and PSPIB were interested in acquiring Thunder, but were not in a position to submit a proposal due to outstanding due diligence items. The remaining proposal (the "Alternative Proposal") was from an oil and gas issuer and contemplated the exchange of all of the Units for securities of the issuer at a defined exchange ratio and the assumption by the issuer of the obligations of Thunder under the Debentures.

Both the full board of directors of TEI and the special committee of the board, with the board's financial advisors in attendance, held further meetings on April 17, 2007. At these meetings, the special committee and the board were provided with updates of the progress of the negotiations with Overlord and PSPIB and with the issuer who had submitted the Alternative Proposal. The special committee and the board were advised by management and the financial advisors that the negotiations with Overlord and PSPIB had progressed to the point that it was believed that a proposal providing for the acquisition of all of the Units and Debentures for cash would be forthcoming from those parties.

At the April 17, 2007 meeting of the board of TEI, the board was advised that Overlord and PSPIB had indicated that it would be a condition to entering into an agreement to pursue a transaction with Thunder that four of the senior executives of TEI, including Stuart Keck, the President and Chief Executive Officer, and Pamela Kazeil, the Vice-President, Finance and Chief Financial Officer, agree to continue their employment with Thunder for at least one year following the completion of any transaction. Overlord and PSPIB had advised that such agreements were necessary in order to ensure that they would be in a position to continue to operate Thunder as a private entity following the completion of a transaction where all of the securities of Thunder were acquired for cash. The board authorized Mr. Keck, Ms. Kazeil and the other concerned executives to retain independent counsel and human resources consultants to assist and advise them, if necessary, in negotiating employment agreements with Overlord and PSPIB that would become effective upon completion of a transaction with those parties. See "Interests of Certain Person in the Arrangement" for a description of these agreements.

The board of TEI held a meeting on April 20, 2007 at which they received an update from the special committee of the board and BMO Nesbitt Burns Inc. and Canaccord Capital Corporation with respect to the status of negotiations with Overlord and PSP and the issuer which had submitted the Alternative Proposal.

The board of TEI held a further meeting on April 23, 2007 with representatives from BMO Nesbitt Burns Inc. and Canaccord Capital Corporation in attendance. The board was advised that Overlord and PSPIB had submitted a proposal providing for the acquisition of all of the Units for a cash price of $4.00 per Unit and all of the Debentures for a cash price of $1,010 for each $1,000 in principal amount of Debentures. The board considered the merits of the proposal from Overlord and PSPIB and from the issuer which had submitted the Alternative Proposal at length. The board also reviewed its previous considerations of the strategic alternatives available to Thunder other than a transaction of the nature proposed. Ultimately, the board concluded that the proposal submitted by Overlord and PSPIB provided superior value for the Unitholders, Exchangeable Shares and Debentureholders as compared to the Alternative Proposal or any other available strategic alternative and that accepting the proposal of Overlord and PSPIB would be in the best interests of Thunder, TEI and the Thunder Securityholders. BMO Nesbitt Burns Inc. and Canaccord Capital Corporation advised TEI's board of directors on the fairness of the proposed transaction to the Unitholders from a financial point of view. The members of the board of directors of TEI, with Mr. Keck declaring a conflict of interest and abstaining from voting due to the negotiation of the employment agreement with Overlord and PSPIB, unanimously resolved to accept the Overlord and PSPIB proposal and to recommend that the Thunder Securityholders approve the Arrangement, by which the proposal would be implemented.

The Arrangement Agreement was executed on the night of April 23, 2007. Thunder announced the entering into of the Arrangement Agreement on April 24, 2007 prior to the opening of trading on the TSX.

On May 23, 2007, the Arrangement Agreement was amended and restated by the parties thereto to add the Plan of Arrangement as a schedule.

On May 24, 2007, BMO Nesbitt Burns Inc. and Canaccord Capital Corporation provided the Fairness Opinions to the board of directors of TEI. The board of directors approved this Information Circular for distribution to the Thunder Security Holders in connection with the Unitholder Meeting and Debentureholder Meeting and the independent members of the board of directors confirmed their recommendation that the Arrangement be accepted by Thunder Securityholders.

**Reasons for the Arrangement**

From formation, the goal of Thunder has been to create a sustainable distribution flow for its Unitholders while maintaining or growing its reserves and production. The successful execution of this strategy is dependent on certain key factors; namely, sufficiently high commodity prices to generate the cash flow necessary to sustain distributions and fund the capital expenditures necessary to maintain or grow reserves and production, the ability to replace declines in reserves and production through cost effective acquisitions or capital expenditures and the availability of debt and equity capital on favourable terms to fund attractive acquisitions or development and exploration opportunities. The absence of these key factors at various times throughout Thunder's history, as discussed above under the heading "Background to the Arrangement", has prevented it from achieving its strategic goal of sustainability.

The inability of Thunder to date to achieve its strategic goal of sustainability led the management and board of directors of TEI to conclude that it was in the best interests of Thunder, TEI and the Thunder Securityholders to conduct a thorough review of the strategic alternatives available to Thunder to preserve and maximize securityholder value. All alternatives were considered, but the five main possible alternatives consisted of: (i) continuing the existing strategic direction of Thunder, (ii) converting Thunder into an exploration orientated entity, either by remaining a trust or converting into a corporation, (iii) purchasing new significant assets or properties, (iv) disposing of select assets or properties or (v) entering into a transaction whereby Thunder would be purchased by a third party or would merge with a third party. The board of directors ultimately determined that the pursuit of the Arrangement was the best alternative available for the reasons set out below.

With respect to the alternative of continuing the existing strategic direction of Thunder, the board and management of TEI concluded that this would not be a viable option without either a further significant reduction in the distributions payable to the Unitholders or a complete elimination of distributions. Thunder is fully leveraged. Its credit facilities provide for maximum borrowings of $160 million, against which $128.5 million had been drawn at the time the Arrangement Agreement was executed. The borrowing limits under the credit facilities are subject to review bi-annually at the end of April and October. At the time of the execution of the Arrangement Agreement, Thunder was facing the possibility that the borrowing limits would be reduced on review as a result of the downward technical revisions to its reserves as at December 31, 2006, leading to a further curtailment of Thunder's financial flexibility. Coupled with this, the capital expenditures that have been devoted to date towards the continued exploitation of Thunder's asset base have not proven sufficient to stem production declines and grow its reserves. As the continuing viability of Thunder requires that it remain within its borrowing limits and covenants to its lenders and that it stabilize and grow its production and reserves, maintaining the current strategic direction of Thunder would require the redeployment of significant amounts of cash flow away from distributions towards capital expenditures and debt reduction. However, it was the assessment of the board of directors and management of TEI that a drastic reduction or elimination of distributions would have caused a severe decline in the market value of Thunder's securities, such that the Thunder Securityholders would have realized significantly less value under this alternative than under the Arrangement.

With respect to converting Thunder into an exploration orientated entity, the board and management of TEI rejected this alternative on the basis that: (i) the current asset base of Thunder did not provide for sufficient exploration and growth potential for Thunder to attract the capital necessary to pursue this model and provide meaningful returns to its securityholders and (ii) TEI lacked sufficient staff and expertise to pursue an exploration model given that it had been staffed for the development and exploitation model pursued by a trust. In addition, as this alternative would

have involved the elimination of distributions, the concerns expressed above concerning a severe decline in the market value of Thunder's securities were applicable.

The third alternative of purchasing significant assets or properties in order to diversify Thunder's asset base and promote sustainability was also rejected by the board and management of TEI in light of the current situation of Thunder. Such a purchase, given that Thunder is fully leveraged, would need to have been funded by the issuance of additional equity by Thunder. Given the trading price of the Units, the monthly distribution level of Thunder of $0.09 per Unit and the general lack of demand for offerings of units of energy trusts, the cost of capital to Thunder of pursuing such a path would have been so high as to eliminate Thunder as a competitive bidder for available assets. In other words, the cost to Thunder of raising capital would have exceeded the reasonably expected return on any asset acquisition. The board and management of TEI therefore concluded that the pursuit of an asset acquisition would not advance the ability of Thunder to achieve its strategic goal of sustainability.

The fourth alternative of disposing of select assets or properties was considered and pursued by the board and management of TEI. As discussed above under "Background to the Arrangement", BMO Nesbitt Burns Inc. and Canaccord Capital Corporation conducted a broad solicitation of offers for the purchase of assets from Thunder. The two offers for assets that were received were not on sufficiently attractive terms to warrant further consideration. In addition, a disposition of assets or properties, while providing additional capital to either pay down debt, increase capital expenditures or redeploy in an attempt to develop a new property, would have had an immediate negative impact on cashflow and the ability of Thunder to maintain its distribution level. It would also have left Thunder as the smallest energy trust, likely further exacerbating the cost of capital disadvantage suffered by Thunder.

After considering all of the alternatives available to Thunder, the board and management of TEI concluded that the best means of maximizing value for its Unitholders and Debentureholders would be to pursue a transaction whereby Thunder would be purchased by a third party or would merge with a third party. The board and management, along with BMO Nesbitt Burns Inc. and Canaccord Capital Corporation, implemented a broad and public process to thoroughly canvass all parties which might be interested in pursuing such a transaction. As described above under the heading "Background to the Arrangement", this process resulted in two proposals being put before the board of TEI for their consideration; namely the Arrangement and the Alternative Proposal. Based on the trading price on the date of the execution of the Arrangement Agreement of the securities of the issuer which had made the Alternative Proposal, the consideration offered under the Arrangement was more than that offered under the Alternative Proposal. The board of TEI gave consideration to the fact that the Arrangement provided for a 5.3% premium to the 20-day weighted average trading price of the Units of $3.80 per Unit up to and including April 23, 2007 and the guaranteed continuation of the payment of the $0.09 per Unit monthly distribution in May and June, 2007. The treatment of the Debentureholders under the Arrangement and under the Alternative Proposal was not significantly different as the Arrangement provided the Debentureholders with an immediate payment of $1,010 per $1,000 in principal amount of Debentures, plus accrued interest, whereas the Alternative Proposal would have seen the obligations of Thunder under the Debentures assumed by the issuer making the Alternative Proposal and a subsequent offer on the same terms made to the Debentureholders under the terms of the Debenture within 30 days of completion of the transaction proposed under the Alternative Proposal. The board of TEI gave consideration to the fact that the Arrangement provided for a 5.8% premium to the 20-day weighted average trading price of the Debentures of $95.44 up to and including April 23, 2007. In light of all of these factors, management and the board of Thunder considered the Arrangement to be the superior proposal, endorsed it over the Alternative Proposal and determined to recommend that the Thunder Securityholders accept it. The management and board of TEI continue to believe that the Arrangement represents the most attractive strategic alternative available to maximize securityholder value.

**Fairness Opinion**

The board of directors of TEI, on behalf of TEI in its own capacity and as administrator of Thunder, retained BMO Nesbitt Burns Inc. and Canaccord Capital Corporation to address the fairness, from a financial point of view, of the Arrangement to the Unitholders and Exchangeable Shareholders. In connection with this mandate, BMO Nesbitt Burns Inc. and Canaccord Capital Corporation have delivered the Fairness Opinions to TEI's board of directors. The Fairness Opinions state that, in the respective opinions of BMO Nesbitt Burns Inc. and Canaccord Capital Corporation as of May 24, 2007, the consideration to be received by the Unitholders and Exchangeable Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Unitholders and the Exchangeable Shareholders other than the Acquirors. The Fairness Opinions, complete copies of which are attached to this Information Circular at Appendix "E", are subject to the assumptions and limitations contained therein and should be read in their entirety.

**Recommendation of the Board of Directors**

**The independent members of the board of directors of TEI, on behalf of TEI in its own capacity and as administrator of Thunder, have unanimously concluded that the Arrangement, in their opinion, is in the best interests of Thunder, TEI, the Unitholders, the Exchangeable Shareholders and the Debentureholders and recommend that the Unitholders and Exchangeable Shareholders vote in favour of the Unitholder Resolution and the Debentureholders vote in favour of the Debentureholder Resolution.**

## STATUS FOLLOWING THE ARRANGEMENT

The Arrangement will proceed if the Unitholder Resolution is passed in the manner set forth in the Interim Order, all necessary approvals or the Court are received and all other conditions to the completion of the Arrangement set forth in the Arrangement Agreement are satisfied or waived by the applicable parties. It is a condition precedent to the completion of the Arrangement in favour of the Acquirors that the Debentureholders approve the Debentureholder Resolution. If the Debentureholders do not approve the Debentureholder Resolution, the Acquirors may rely on this condition precedent and the Arrangement will not proceed or may waive this condition precedent and the Arrangement will be completed without the participation of the Debentureholders.

If the Arrangement is completed with the participation of the Debentureholders, the Acquirors will have acquired all of the outstanding Units, Exchangeable Shares and Debentures. The Acquirors will apply to have the Units and Debentures delisted from the TSX and will apply to have Thunder and TEI deemed to have ceased to be reporting issuers for the purposes of applicable securities laws in the jurisdictions where they currently have such status.

If the Arrangement is completed without the participation of the Debentureholders, the Acquirors will have acquired all of the outstanding Units and Exchangeable Shares and will apply to have the Units delisted from the TSX. The Acquirors will honour the obligations under the Debenture Indenture, but may make application to have the Debentures delisted from the TSX and make application to have Thunder deemed to have ceased to be a reporting issuer for the purposes of applicable securities laws in the jurisdictions where it currently has such status.

The completion of the Arrangement without the participation of the Debentures would constitute a "change of control" of Thunder as defined in the Debenture Indenture. Accordingly, the Debenture Indenture would require Thunder or its successor to, within 30 days following the completion of the Arrangement, make an offer in writing to the Debentureholders to purchase all of the Debentures then outstanding (the "Debenture Offer") at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Debenture Offer Price"). Thunder will be obligated to purchase any Debentures tendered to the Debenture Offer at the Debenture Offer Price. If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the Debenture Offer have been tendered to Thunder pursuant to the Debenture Offer, Thunder will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by Thunder to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter,

by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer. Debentureholders should note that the consideration that would be payable pursuant to the Arrangement is equivalent to that which would be payable under a Debenture Offer.

The Debentures are convertible at the holder's option into fully paid and non-assessable Units at any time prior to the close of business on the earlier of the maturity date of Debentures, being April 30, 2011, and the business day immediately preceding the date specified by Thunder for redemption of the Debentures, at a conversion price of $11.70 per Unit, being a conversion rate of 85.47 Units for each $1,000 principal amount of Debentures. If the Arrangement is completed without the participation of the Debentureholders, the Debenture Indenture would require that an adjustment be made to the conversion right of the Debentures such that, following the Arrangement, the Debentures would not be convertible into Units, but would instead be convertible for the consideration that the Debentureholders would have received under the Arrangement if the Debentures had been converted for Units on the Effective Date. **Accordingly, following such an adjustment, the Debentures would be convertible into $341.88 in cash for each $1,000 of principal amount of Debentures, being the amount of cash that Debentureholders would receive under the Arrangement if they converted $1,000 of principal amount of Debentures into Units on the Effective Date.**

## PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

### Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a) the Unitholder Resolution must be approved by the Unitholders and Exchangeable Shareholders in the manner set forth in the Interim Order;

(b) the Court must grant the Final Order approving the Arrangement;

(c) all conditions precedent to the Arrangement as set forth in the Arrangement Agreement, including the approval of the Debentureholders of the Debentureholder Resolution, must be satisfied or waived by the appropriate party; and

(d) the Final Order and the Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

### Securityholder Approvals

Pursuant to the Interim Order, the majority required to pass the Unitholder Resolution shall be not less than 66 2/3% of the votes cast by the Unitholders and Exchangeable Shareholders that vote in person or by proxy or voting direction at the Unitholder Meeting. The Unitholders and Exchangeable Shareholders will vote as a single class with respect to the Unitholder Resolution. The Unitholders will be entitled to one vote for each Unit that they hold. The Exchangeable Shareholders will be entitled to one vote for each Unit into which each Exchangeable Share they hold is exchangeable into as of the date of the Unitholder Meeting. If the Unitholder Meeting is held on June 22, 2007, the Exchangeable Shareholders will be entitled to 1.43374 votes for each Exchangeable Share that they hold.

The Debentureholder Resolution is an extraordinary resolution under the terms of the Debenture Indenture. The Debenture Indenture provides that the Debentureholders have the power, by extraordinary resolution, to sanction any scheme for the reconstruction, reorganization or recapitalization of Thunder or for the consolidation, amalgamation or merger of Thunder with any other person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of Thunder or any part thereof. The Debenture Indenture further provides that every extraordinary resolution passed in accordance with the provisions of Debenture

Indenture at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting.

For the Debentureholder Resolution to be binding and the Debentureholders to participate in the Arrangement, the Debentureholder Resolution must be passed by a vote of the holders of at least 66 2/3% of the principal amount of the Debentures for which beneficial holders of Debentures have given voting instructions.

See "General Proxy Matters" in this Information Circular for additional information concerning the conduct of the Unitholder Meeting and Debentureholder Meeting and the voting of Units, Exchangeable Shares and Debentures.

**Court Approvals**

*Interim Order*

On May 25, 2007, the Court granted the Interim Order facilitating the calling of the Unitholder Meeting and prescribing the conduct of the Unitholder Meeting and other matters. The Interim Order is attached as Appendix "C" to this Information Circular.

*Final Order*

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Unitholder Resolution has been approved as required by the Interim Order and the Debentureholder Resolution has either been approved or the condition precedent to the completion of the Arrangement concerning the participation of the Debentureholders has been waived by the Acquirors, Thunder and TEI will apply to the Court for the Final Order approving the Arrangement.

The application for the Final Order approving the Arrangement is scheduled for June 22, 2007 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 - 4th Street S.W., Calgary, Alberta. At the hearing, any Unitholder, Exchangeable Shareholder, Debentureholder or other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Thunder and TEI a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on June 15, 2007. Service of such notice shall be effected by service upon the solicitors for Thunder and TEI: Heenan Blaikie LLP, 12th Floor, Fifth Avenue Place, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, Attention: Thomas N. Cotter. See the Notice of Petition at the front of this Information Circular.

Thunder and TEI have been advised by their counsel, Heenan Blaikie LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Thunder and TEI or the Acquirors may determine not to proceed with the Arrangement.

**Regulatory Approvals**

The Arrangement Agreement provides that it is a mutual condition precedent to the Arrangement becoming effective in favour of Thunder and the Acquirors that all applicable regulatory approvals to the Arrangement are obtained, including, without limitation, such approvals or consents that may be necessary under the *Competition Act* (Canada).

**Timing**

Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate party, the Arrangement will become effective upon the filing with the Registrar of a copy of the Final Order and the Articles of Arrangement. If the Unitholder Resolution has been approved as required by the Interim Order and the Debentureholder Resolution has either been approved or the condition precedent to the completion of the Arrangement concerning the participation of the Debentureholders has been waived by the Acquirors, Thunder and TEI will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on June 22, 2007 in form and substance satisfactory to Thunder and the Acquirors and all other conditions specified in the Arrangement Agreement are satisfied or waived, Thunder and the Acquirors expect the Effective Date will be June 22, 2007. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order.

## PROCEDURE FOR EXCHANGE OF SECURITIES

**Units and Exchangeable Shares**

From and after the Effective Time, certificates formerly representing Units and Exchangeable Shares shall represent only the right to receive the cash consideration, without interest, to which the Unitholders and Exchangeable Shareholders are entitled to pursuant to the Arrangement. In order to receive payment of the cash to which they are entitled pursuant to the Arrangement, registered Unitholders and Exchangeable Shareholders must complete and return the enclosed Letter of Transmittal, together with the certificate(s) representing their Units or Exchangeable Shares, as applicable, to the Depositary at one of the offices specified in the Letter of Transmittal.

**Unitholders and Exchangeable Shareholders whose Units or Exchangeable Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should not submit a Letter of Transmittal. Instead, such persons should contact the broker, dealer, bank, trust company or other nominee, as applicable, to give instructions for the deposit of their securities and determine the process for obtaining payment.**

If any certificate which immediately prior to the Effective Time represented an interest in outstanding Units or Exchangeable Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to the Depositary and AcquireCo or shall otherwise indemnify the Depositary and AcquireCo against any claim that may be made against it with respect to the certificate alleged to have been lost, stolen or destroyed.

The use of the mail to transmit certificates representing Units or Exchangeable Shares and the Letter of Transmittal is at each holder's risk. Thunder recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail with return receipt be used and that appropriate insurance be obtained.

Except as otherwise provided by the instructions in the Letter of Transmittal, all signatures on (i) the Letter of Transmittal and (ii) certificates representing Units or Exchangeable Shares must be guaranteed by an "Eligible Institution" as set forth in the Letter of Transmittal. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by the Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Units or Exchangeable Shares deposited pursuant to the Arrangement will be determined by AcquireCo in its sole discretion. Depositing Unitholders and Exchangeable Shareholders agree that such determination shall be final and binding. AcquireCo reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. AcquireCo reserves the absolute right to waive any defect or irregularity in the deposit of any Units or Exchangeable Shares. There shall be no duty or obligation on the Acquirors, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Units or Exchangeable Shares and no liability shall be incurred by any of them for failure to give such notice.

Thunder and the Acquirors reserve the right to permit the procedure for the exchange of securities pursuant to the Arrangement to be completed other than that as set out above. Under no circumstances will interest accrue or be paid by Thunder, TEI, the Acquirors or the Depositary to persons depositing Units or Exchangeable Shares on the cash payable in consideration for such securities, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Units or Exchangeable Shares pursuant to the Arrangement for the purpose of receiving payment from AcquireCo and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Units or Exchangeable Shares. Settlement with persons who deposit Units or Exchangeable Shares will be effected by the Depositary forwarding a cheque for the cash consideration to which such person is entitled under the Arrangement for such Units or Exchangeable Shares, net of applicable withholding and other taxes, to such person by first class insured mail, postage prepaid.

Unless otherwise directed in the Letter of Transmittal, the cheque to be issued in consideration for the Units or Exchangeable Shares deposited under the Arrangement will be issued in the name of the registered holder of the Units or Exchangeable Shares so deposited. Unless the person who deposits the Units or Exchangeable Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail to the address supplied in the Letter of Transmittal. If no address is provided, cheques will be forwarded to the address of the person as shown on the applicable register of Thunder or TEI.

**Return of Certificates if Arrangement Not Completed**

Should the Arrangement not be completed, any deposited Units and Exchangeable Shares will be returned to the depositing holders at Thunder's expense upon written notice to the Depositary from Thunder by returning the deposited Units or Exchangeable Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the depositing holder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the applicable register maintained by Thunder or TEI.

**Mail Services Interruption**

Notwithstanding the provisions of the Information Circular, Letter of Transmittal, Arrangement Agreement or Plan of Arrangement, cheques representing the cash consideration to which Unitholders and Exchangeable Shareholders are entitled to pursuant to the Arrangement will not be mailed in the event that Thunder and AcquireCo determine that delivery thereof by mail may be delayed. Persons entitled to cheques and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing the Units or Exchangeable Shares in respect of which such cheques are being issued were originally deposited upon application to the Depositary until such time as Thunder and AcquireCo have determined that delivery by mail will no longer be delayed. Cheques and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Units or Exchangeable Shares were deposited and payment for those Units or Exchangeable Shares shall be deemed to have been immediately made upon such deposit.

## Cancellation of Rights

Subject to applicable escheat laws, any certificate formerly representing Units or Exchangeable Shares that is not deposited with all other documents required by the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent the right or claim of any kind or nature to receive the consideration to which a former Unitholder or Exchangeable Shareholder is entitled under the Arrangement.

## Debentures

The Debentures have been issued in "book-entry only" form. Accordingly, CDS & Co. is the sole registered holder of Debentures. If the Arrangement is completed with the participation of the Debentureholders, payment of the cash consideration to which the Debentureholders are entitled pursuant to the Arrangement will be made by the Acquirors to CDS & Co. and CDS & Co. and the applicable participants will distribute the payment through the book-entry only system to the beneficial owners of the Debentures. Holders of Debentures do not need to submit a letter of transmittal and should contact the broker, dealer, bank, trust company or other nominee through which they hold their Debentures if they have any questions concerning obtaining payment for their Debentures upon the completion of the Arrangement.

# ARRANGEMENT AGREEMENT

Thunder, TEI, Overlord, PSPIB, Infra-PSP and AcquireCo have entered into the Arrangement Agreement, pursuant to which they have agreed to implement the Plan of Arrangement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Thunder, TEI, Overlord, PSPIB, Infra-PSP and AcquireCo and various conditions precedent, both mutual and in favour of Thunder and TEI or in favour of the Acquirors.

The Arrangement Agreement is attached as Appendix "C" to this Information Circular and reference is made thereto for the full text thereof.

## Conditions Precedent to the Arrangement

The respective obligations of Thunder and TEI and the Acquirors to complete the Arrangement are subject to a the a number of conditions which must be satisfied on or before the Effective Date, including the following:

(a) the Unitholder Resolution shall have been passed by the Thunder Unitholders and Thunder Exchangeable Shareholders on or prior to July 10, 2007 in accordance with the Interim Order and in form and substance satisfactory to the Acquirors and Thunder, acting reasonably;

(b) on or prior to July 10, 2007, the Final Order shall have been granted in form and substance satisfactory to the Acquirors and Thunder, acting reasonably;

(c) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to the Acquirors and Thunder, acting reasonably;

(d) the Arrangement shall have become effective on or prior to July 11, 2007;

(e) the relevant waiting period in section 123 of the Competition Act shall have expired and: (i) an advance ruling certificate ("**ARC**") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("**Commissioner**") appointed under the Competition Act; or (ii) a "no action letter" satisfactory to the Acquirors and Thunder, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such

letter shall be acceptable to the Acquirors and Thunder, acting reasonably; and in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(f) in addition to the approval referred to above in (e), all other required regulatory, governmental and third party approvals and consents necessary for the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to the Acquirors and Thunder, each acting reasonably, all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(g) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

   (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

   (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Thunder and TEI and the Acquirors and may be asserted by Thunder and TEI or the Acquirors regardless of the circumstances and may be waived by Thunder and TEI and the Acquirors in their sole discretion, in whole or in part, at any time and from time to time.

The Arrangement Agreement also provides for a number of conditions in favour of Thunder and TEI which must be waived by Thunder and TEI or satisfied on or prior to the Effective Date in order for the Arrangement to become effective, including:

(a) each of the acts and undertakings of the Acquirors to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement shall have been duly performed by the Acquirors;

(b) the Acquirors shall have furnished Thunder with certified copies of the resolutions duly passed by the board of directors or equivalent authority of each of the Acquirors approving the Arrangement Agreement and the consummation of the transactions contemplated thereby; and

(c) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of the Acquirors contained therein shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of the Acquirors shall have complied in all respects with its covenants in the Arrangement Agreement and Thunder shall have received a certificate to that effect dated the Effective Date from two senior officers of each the Acquirors acting solely on behalf of the applicable Acquiror and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Thunder will have no knowledge to the contrary.

Finally, the Arrangement Agreement also provides for a number of conditions in favour of the Acquirors which must be waived by the Acquirors or satisfied on or prior to the Effective Date in order for the Arrangement to become effective, including:

(a) each of the acts and undertakings of Thunder and TEI to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Thunder;

(b) Thunder shall have furnished the Acquirors with:

    (i) certified copies of the resolutions duly passed by the board of directors of TEI approving the Arrangement Agreement and the consummation of the transactions contemplated thereby; and

    (ii) certified copies of the Unitholder Resolution and Debentureholder Resolution, duly passed at the applicable meeting;

(c) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Thunder and TEI contained therein shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of Thunder and TEI shall have complied in all respects with its covenants in the Arrangement Agreement and the Acquirors shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of TEI acting solely on behalf of TEI and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and the Acquirors will have no knowledge to the contrary;

(d) there shall not have occurred any material adverse change, as defined in the Arrangement Agreement, respecting Thunder and the Thunder Subsidiaries (taken as a whole) which has not been publicly disclosed by Thunder prior to the date of the Arrangement Agreement or disclosed to the Acquirors;

(e) as at the Effective Date, Thunder's debt, as defined in the Arrangement Agreement, shall not exceed $150 million;

(f) the Acquirors shall have received resignations and releases from the directors and officers of Thunder and the Thunder Subsidiaries, other than the resignations as officers of certain executives, in form satisfactory to Overlord and PSPIB, acting reasonably;

(g) all Restricted Units and Peformance Units shall have been exercised or terminated;

(h) holders of not greater than 10% of each of the Thunder Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date; and

(i) the Debentureholder Resolution shall have been passed by the Thunder Debentureholders on or prior to July 10, 2007.

Notwithstanding the foregoing, the Unitholder Resolution and Debentureholder Resolution authorize the board of directors of TEI, without further notice to or approval of the Unitholders or Exchangeable Shareholdes, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Unitholder Resolution and Debentureholder Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix "A" for the text of the Unitholder Resolution and Appendix "B" for the text of the Debentureholder Resolution.

**Non-Solicitation by Thunder and TEI**

In the Arrangement Agreement, Thunder and TEI agreed to; (i) immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal and (ii) immediately request the return or destruction of all information provided to any third parties who had entered into a confidentiality agreement with Thunder or TEI relating to an Acquisition Proposal and use all reasonable commercial efforts to ensure that such requests are honoured.

The Arrangement Agreement also provides that neither Thunder nor TEI shall, directly or indirectly, do, authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(a) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(b) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(c) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(d) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal.

Notwithstanding the foregoing, Thunder and TEI and their officers, directors and advisers may:

(a) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by Thunder or TEI or any of their officers, directors or employees or any financial advisor, expert or other representative retained by either of them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the existing confidentiality agreement between Thunder and TEI and Overlord (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Acquirors as set out below), may furnish to such third party information concerning Thunder and the Thunder Subsidiaries and their business, properties and assets, in each case if, and only to the extent that:

    (i) the third party has first made a written bona fide Acquisition Proposal and the board of directors of TEI has determined in good faith that: (1) funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) after consultation with its financial advisors, the Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially superior for the Thunder Securityholders to the transaction contemplated by the Arrangement Agreement; (3) the Acquisition Proposal is not subject to any material conditions to which the obligations of the Acquirors to complete the transactions hereunder are not subject to and (4) after receiving the advice of outside counsel, as reflected in minutes of the board of directors of TEI, the taking of such action is necessary for the board of directors of TEI in discharge of its fiduciary duties under applicable laws (a "Superior Proposal"); and

(ii) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Thunder and TEI provide prompt notice to the Acquirors to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the confidentiality agreement referenced above, and, if not previously provided to the Acquirors, copies of all information provided to such third party concurrently with the provision of such information to such third party;

(b) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and/or

(c) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation:

(i) the Thunder Board of Directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated the Arrangement Agreement and after receiving the advice of outside counsel, as reflected in minutes of the board of directors of TEI, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws; and

(ii) Thunder and TEI shall have complied with their obligations under the Arrangement Agreement to provide the Acquirors with an opportunity to match the Superior Proposals, as described below, terminated the Arrangement Agreement and concurrently therewith paid the amount referred to under "Termination Fees" to the Acquirors.

Finally, the Arrangement Agreement provides that Thunder and TEI shall give the Acquirors, orally and in writing, at least 72 hours advance notice of any decision by the board of directors of TEI to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of TEI has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, Thunder and TEI have agreed not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and not to withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period, Thunder and TEI shall, and shall cause their financial and legal advisors to, negotiate in good faith with the Acquirors and their financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable Thunder and TEI to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Acquirors propose to amend the Arrangement Agreement and the Arrangement to provide that the Thunder Securityholders, shall receive a value per Thunder Security equal to or having a value greater than the value per Thunder Security provided in the Superior Proposal and so advises the board of directors of TEI prior to the expiry of such 72 hour period, the board of directors of TEI shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

**Termination Fees**

Under the Arrangement Agreement, if any of the following occur and the Arrangement Agreement is terminated (each an "Acquirors Damages Event"):

(a) the board of directors of TEI withdraws or changes any of its recommendations or determinations in respect of the Arrangement referred to in the Arrangement Agreement or shall have resolved to do so prior to the Effective Date;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to Thunder, TEI or any of the Thunder Securityholders prior to the date of the Unitholder Meeting and Debentureholder Meeting, the Thunder Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval and any Acquisition Proposal is completed within 12 months following the date of the Unitholder Meeting and Debentureholder Meeting;

(c) Thunder accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Either Thunder or TEI breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a material adverse change, as defined in the Arrangement Agreement, or materially impedes the completion of the Arrangement and the Acquirors give notice to Thunder and TEI that they do not intend to complete the Arrangement as a result of such breach;

Thunder shall to pay to AcquireCo, on behalf of the Acquirors, the sum of $10,000,000 (the "Termination Fee") as liquidated damages in immediately available funds to an account designated by AcquireCo within one business day after the first to occur of the events described above, and, after such event but prior to payment of such amount, Thunder shall be deemed to hold such funds in trust for the Acquirors.

In addition, in the event a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to Thunder, TEI or any of the Thunder Securityholders prior to the date of the Unitholder Meeting and Debentureholder Meeting and the Thunder Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval, Thunder shall pay to AcquireCo, on behalf of all of the Acquirors, the sum of $2,000,000 as liquidated damages in immediately available funds to an account designated by AcquireCo within one Business Day after the first to occur of the date of the Unitholder Meeting and Debentureholder Meeting and, if the Unitholder Meeting and Debentureholder Meeting is not held, the initially announced date of the Unitholder Meeting and Debentureholder Meeting, and, after such event but prior to payment of such amount, Thunder shall be deemed to hold such funds in trust for the Acquirors. In the event that Thunder is required to pay such an amount and also pay an amount referred to in the preceding paragraph, the payment of that amount shall be credited against the payment of the amount referred to in the preceding paragraph.

**Amendment and Termination**

The Arrangement Agreement may at any time and from time to time before or after the holding of the Unitholder Meeting and Debentureholder Meeting be amended by written agreement of the parties thereto without, subject to applicable law, further notice to or authorization on the part of the Thunder Securityholders and any such amendment may, without limitation: (i) change the time for performance of any of the obligations or acts of the parties; (ii) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant thereto; (iii) waive compliance with or modify any of the covenants therein contained and waive or modify performance of any of the obligations of the parties; or (iv) waive compliance with or modify any other conditions precedent contained therein; provided that no such amendment reduces or materially adversely affects the consideration to be received by a Thunder Securityholder, as the case may be, without approval by the affected

securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of the Acquirors and Thunder;

(b) in the event that the conditions precedent to the Arrangement are not satisfied or waived;

(c) by the Acquirors upon the occurrence of an Acquirors Damages Event"; or

(d) by Thunder upon the occurrence of an Acquirors Damages Events and the payment to AcquireCo of the Termination Fee.

## LOCK-UP AGREEMENTS

All of the directors and executive officers of TEI have entered into agreements with AcquireCo pursuant to which they have agreed to support the Arrangement and, subject to certain exceptions, vote the Units, Exchangeable Shares and Debentures which they beneficially own or subsequently acquire in favour of the Arrangement. The lock-up agreements will terminate if the Arrangement Agreement is terminated, the Arrangement is voted upon by the Thunder Securityholders and not approved as provided for in the Interim Order or if the Arrangement is not completed on or before July 11, 2007. The directors and executive officers of TEI hold an aggregate of 1,514,742 Units and 50,516 Exchangeable Shares, representing approximately 2.98% of the aggregate outstanding Units and Units issuable upon the exchange of Exchangeable Shares. The directors and executive officers of TEI do not own any Debentures.

## RESTRICTED UNITS AND PERFORMANCE UNITS

Thunder and TEI have issued two types of unit based incentives to the directors, officers, employees and consultants of TEI; namely, Restricted Units and Performance Units. As of the date hereof, there were 368,691 Restricted Units and 148,116 Performance Units outstanding. TEI does not intend to grant any additional Restricted Units or Performance Units prior to the completion of the Arrangement. The terms of the Restricted Units and Performance Units and the plans under which they are governed are set out in detail in Appendix "F" – Information Concerning Thunder under the headings "Restricted Unit Plan" and "Performance Unit Plan".

The Arrangement will constitute a change of control of Thunder under the terms of the Restricted Units and Performance Units. Accordingly, the vesting of all outstanding Restricted Units and Performance Units shall accelerate and all such Restricted Units and Performance Units not previously vested shall vest and become redeemable or exercisable immediately prior the Effective Date.

Each Restricted Unit gives the holder the right to receive from Thunder an amount equal to the fair market value of such Restricted Unit on the redemption date. This amount will equal the value of a Unit, based on the weighted average trading price of the Units on the TSX for the five trading days immediately preceding the redemption date, adjusted to account for the deemed reinvestment of distributions made on the Units between the date of grant and redemption of the Restricted Unit. At the discretion of the board of directors of TEI, and subject to the terms and conditions of the plan governing the Restricted Units, amounts owing to a holder of Restricted Units may be satisfied: (i) by the issuance from treasury of Units having a fair market value equivalent to the amount owing; (ii) through open market purchases or purchases pursuant to private transactions with third parties, on behalf of such holder, of Units having a fair market value equivalent to the amount owing; or (iii) by the payment to the holder of cash. Under the Arrangement Agreement, Thunder has agreed that amounts owing to holders of Restricted Units upon the redemption of Restricted Units prior to the Effective Date will be satisfied by the issuance from treasury of Units. Thunder estimates that a total of approximately 479,189 Units will be issued from treasury prior to the

effective date in connection with the redemption of the outstanding Restricted Units. These Units will participate in the Arrangement on the same basis as all other outstanding Units.

Upon vesting, each Performance Unit entitles the holder to a number of Units determined by multiplying the "Adjusted Unit Amount" by the "Payout Multiplier". The Adjusted Unit Amount is initially 1.0 at the date of grant of the Performance Unit and is readjusted thereafter to account for the deemed reinvestment of distributions made on the Trust Units between the date of grant and the vesting date of the Performance Unit. The Payout Multiplier is a number arrived at based on the percentile ranking of Thunder's total unitholder return, being the increase in trading price between the date of grant and the vesting date, assuming the reinvestment of distributions, relative to a peer group selected by the Compensation Committee of the Board of Directors. If Thunder's percentile ranking is less than 25, the Payout Multiplier is 0. If Thunder's percentile ranking is greater than 75, the Payout Multiplier is 2. The Payout Multiplier ranges from 0.40 to 1.99 at percentile rankings between 25 and 75. Accordingly, depending on the performance of Thunder, a holder of Performance Units might receive no Units upon vesting or a number of Units equal to up to 2 times the number of Performance Units they hold, adjusted to account for the deemed reinvestment of distributions. The number of Units to which a holder of Performance Units will be entitled upon the vesting of such Performance Units will not be determined until the vesting date of the Performance Units, which will occur immediately prior to the Effective Date. However, if the vesting date had been the date of this Information Circular, the Payout Multiplier would have been 0 and the holders of Performance Units would not have been entitled to any Units or other consideration pursuant to the vesting of the Performance Units.

It is a condition to the completion of the Arrangement in favour of the Acquirors that each holder of Restricted Units and Performance Units shall have entered into an agreement with AcquireCo whereby such holder agrees that, on or prior to the Effective Date, such holder's Restricted Units and Performance Units shall have been redeemed or exercised for Units or cancelled for no consideration. Each holder of Restricted Units and Performance Units has entered into such an agreement with AcquireCo.

## EXPENSES OF THE ARRANGEMENT

The estimated costs to be incurred by Thunder and TEI relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees, run-off directors and officers' insurance, special board committee fees, information agent's fees, severance and retention amounts and the preparation and printing of this Information Circular are expected to be $10.2 million in the aggregate.

## STOCK EXCHANGE LISTINGS

The Units are listed for trading on the TSX under the symbol "THY.UN". The Debentures are listed for trading on the TSX under the symbol "THY.DB".

If the Arrangement is completed with the participation of the Debentureholders, the Acquirors will have acquired all of the outstanding Units, Exchangeable Shares and Debentures. The Acquirors will apply to have the Units and Debentures delisted from the TSX.

If the Arrangement is completed without the participation of the Debentureholders, the Acquirors will hold all of the outstanding Units and Exchangeable Shares and will apply to have the Units delisted from the TSX. The Acquirors will honour the obligations under the Debenture Indenture, but may make application to have the Debentures delisted from the TSX.

## RIGHTS OF DISSENT

The following description of the right to dissent and appraisal to which registered Unitholders and Exchangeable Shareholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Holder who seeks payment of the fair value of such Dissenting Holder's Units or Exchangeable Shares and is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as a Schedule "A" to Appendix "D" of this Information Circular, the full text of the Interim Order, a copy of which is attached to this Information Circular at Appendix "C", and the full text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix "G". A Dissenting Holder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the Interim Order, Section 191 of the ABCA and the Plan of Arrangement. Failure to strictly comply with the provisions of the Interim Order, Section 191 of the ABCA and the Plan of Arrangement and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Interim Order provides that registered Unitholders and registered Exchangeable Shareholders shall be granted the dissent rights provided for under Section 19 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, provides that registered Unitholders and registered Exchangeable Shareholders are entitled, in addition to any other right such holder may have, to dissent and to be paid by Amalco the fair value of the Units or Exchangeable Shares held by such holder in respect of which such holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which the Unitholder Resolution was adopted.

**Only registered Unitholders or registered Exchangeable Shareholders may dissent. Persons who are beneficial owners of Units or Exchangeable Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such securities.**

**A registered holder, such as a broker, who holds Units or Exchangeable Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the Units or Exchangeable Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Units or Exchangeable Shares covered by it. A registered Unitholder or registered Exchangeable Shareholder may dissent only with respect to all of the Units or Exchangeable Shares, as applicable, held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Holder's name.**

**A registered Unitholder or registered Exchangeable Shareholder wishing to exercise the right to dissent with respect to such holder's Units or Exchangeable Shares shall not vote such Units or Exchangeable Shares at the Unitholder Meeting, either by the submission of a proxy or voting direction or by personally voting, in favour of the Unitholder Resolution.**

A Dissenting Holder must send Thunder a written objection to the Unitholder Resolution, which written objection must be received by Thunder by 4:00 p.m. (Calgary time) on the second Business Day immediately preceding the date of the Meeting. The written objection must be received by Thunder, c/o Heenan Blaikie LLP at 1200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8, attention: Thomas N. Cotter.

An application may be made to the Court of Queen's Bench of Alberta by TEI, or its successor Amalco, or by a Dissenting Holder after the adoption of the Unitholder Resolution to fix the fair value of the Dissenting Holder's Units or Exchangeable Shares, as applicable. If such an application to the Court is made by TEI, or its successor Amalco, or by a Dissenting Holder, TEI or its successor Amalco, must, unless the Court otherwise orders, send to each applicable Dissenting Holder a written offer to pay the Dissenting Holder an amount considered by the board of directors of TEI, or its successor Amalco, to be the fair value of the Dissenting Holder's Units or Exchangeable Shares, as applicable. The offer, unless the Court otherwise orders, will be sent to each Dissenting Holder at least

10 days before the date on which the application is returnable, if TEI, or its successor Amalco, is the applicant, or within 10 days after TEI, or its successor Amalco, is served with notice of the application, if a Dissenting Holder is the applicant. The offer will be made on the same terms with respect to the Units or Exchangeable Shares, as applicable, to each Dissenting Holder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Holder may make an agreement with TEI, or its successor Amalco, for the purchase of such holder's Units or Exchangeable Shares in the amount of the offer made by TEI, or its successor Amalco, at any time before the Court pronounces an order fixing the fair value of the Units or Exchangeable Shares.

A Dissenting Holder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Units or Exchangeable Shares, as applicable, of all Dissenting Holders who are parties to the application, giving judgment in that amount against TEI, or its successor Amalco, in favour of each of those Dissenting Holders, and fix the time within which TEI, or its successor Amalco, must pay that amount payable to the Dissenting Holders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Holder calculated from the date on which the Dissenting Holder ceases to have any rights as a Unitholder or Exchangeable Shareholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between TEI, or its successor Amalco, and the Dissenting Holder as to the payment to be made by TEI, or its successor Amalco, to the Dissenting Holder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Holder will cease to have any rights as a Unitholder or Exchangeable Shareholder, as applicable, other than the right to be paid the fair value of such holder's Units or Exchangeable Shares in the amount agreed to between TEI, or its successor Amalco, and the Dissenting Holder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Holder may withdraw their dissent, or if the Arrangement has not yet become effective, Thunder and TEI may rescind the Unitholder Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Holder will be discontinued.

Amalco shall not make a payment to a Dissenting Holder under Section 191 of the ABCA if there are reasonable grounds for believing that it is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Amalco would thereby be less than the aggregate of its liabilities. In such event, Amalco shall notify each applicable Dissenting Holder that it is unable to lawfully pay Dissenting Holders for their Units or Exchangeable Shares, in which case the Dissenting Holder may, by written notice to Amalco, within 30 days after receipt of such notice, withdraw such holder's written objection, in which case Amalco shall be deemed to consent to the withdrawal and such Dissenting Holder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement a Unitholder or Exchangeable Shareholder, as applicable. If the Dissenting Holder does not withdraw his written objection, such Dissenting Holder retains his status as a claimant against Amalco to be paid as soon as Amalco is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Amalco but in priority to its shareholders.

All Units held by Dissenting Holders who exercise their right to dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Amalco and cancelled in exchange for such fair value or will, if such Dissenting Holders ultimately are not so entitled to be paid the fair value thereof, be deemed to be exchanged for cash on the same basis as all those held by other Unitholders at the Effective Date. All Exchangeable Shares held by Dissenting Holders who exercise their right to dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to AqcuireCo and cancelled in exchange for such fair value or will, if such Dissenting Holders ultimately are not so entitled to be paid the fair value thereof, be deemed to be exchanged for cash on the same basis as all those held by other Exchangeable Shareholders at the Effective Date.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Holder who seeks payment of the fair value of its Units or Exchangeable Shares. Section 191 of the

ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Unitholder or Exchangeable Shareholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix "G" to this Information Circular and consult their own legal advisor.

It is a condition to the completion of the Arrangement that holders of not greater than 10% of the outstanding Units shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

## SECURITIES LAW MATTERS

If any director or officer of TEI is entitled to receive a "collateral benefit", as defined in Ontario Securities Commission Rule 61-501, in connection with the Arrangement, the Arrangement will constitute a "business combination" for purposes of Ontario Securities Commission Rule 61-501. If the Arrangement constitutes a "business combination", the Unitholder Resolution will require "minority approval" in accordance with Ontario Securities Commission Rule 61-501. However, Thunder and TEI have concluded that no director or officer of TEI is entitled to receive a "collateral benefit" under Ontario Securities Commission Rule 61-501 for the reasons discussed below and the Arrangement is therefore not a "business combination" for which "minority approval" is required.

Each of the directors and executive officers of TEI holds Restricted Units and each of the officers of TEI holds Performance Units. In connection with the Arrangement, the vesting of all Restricted Units and Performance Units shall accelerate and all such Restricted Units and Performance Units not previously vested shall become redeemable or exercisable prior the Effective Date. See "Restricted Units and Performance Units". In addition each of the executive officers of TEI has an employment agreement with TEI. Pursuant to the terms of the employment agreements, the Arrangement will be considered to be a change of control of TEI, which may trigger the payment of certain severance amounts to the executive officers. Finally, four of the executive officers have entered into agreements with the Acquirors (the "Conditional Employment Agreements") pursuant to which they have agreed, conditional upon completion of the Arrangement, to continue their employment with TEI or its successor for a period of at least one year from the Effective Date. Although these employment agreements provide for continued employment at reduced salaries, certain incentives may, depending on performance, become payable under the agreements. See "Interests of Certain Persons in the Arrangement".

The accelerated vesting of Restricted Units and Performance Units, the potential receipt of severance amounts under the existing employment agreements and the provision of incentives under the Conditional Employment Agreements may be considered to be "collateral benefits" received by the applicable directors and officers of TEI for the purposes of Ontario Securities Commission Rule 61-501.

Ontario Securities Commission Rule 61-501 expressly excludes benefits from being "collateral benefits" if such benefits are received solely in connection with the related party's services as an employee, director or consultant under certain circumstances, including that the benefits are disclosed in the disclosure document for the transaction, and, at the time the transaction is agreed to, the related party and its associated entities (as defined in Ontario Securities Commission Rule 61-501) beneficially own, or exercises control or direction over, less than 1% of the outstanding equity securities of the issuer. Each of the directors and officers of TEI whose Restricted Units and/or Performance Units will accelerate in connection with the Arrangement, who may be entitled to receive any severance payments as a result of the change of control or who may be entitled to receive incentives under the Conditional Employment Agreements, and their respective associated entities, hold less than 1% of the issued and outstanding Units other than Douglas Dafoe, Chairman of the board of directors of TEI. Therefore these individuals will not be considered to have received any "collateral benefit" in connection with the Arrangement.

Douglas Dafoe holds a total of 8,583 Restricted Units. The acceleration of the vesting of these incentives in connection with the Arrangement may be considered to be a "collateral benefit" under Ontario Securities

Commission Rule 61-501 As Mr. Dafoe also holds, or exercises control or direction over, a total of 668,000 Units, representing greater than 1% of the equity securities of Thunder, the exception to the definition of "collateral benefit" referred to in the preceding paragraph is not applicable to Mr. Dafoe. However, Ontario Securities Commission Rule 61-501 also expressly excludes benefits from being "collateral benefits" if: (i) the party receiving the benefit discloses to an independent committee of the issuer the consideration that he expects to beneficially receive under the terms of the transaction in exchange for his equity securities of the issuer, (ii) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs, is less than 5% of the amount of the consideration that the party receiving the benefit expects to beneficially receive under the terms of the transaction in exchange for his equity securities of the issuer and (iii) disclosure of the determination of the independent committee is made in the information circular for the transaction.

The board of directors of TEI formed an independent committee consisting of Colin Boyer and Patrick Mills for the purposes of considering the benefit to be received by Douglas Dafoe in connection with the Arrangement due to the accelerated vesting of his Restricted Units and Performance Units. The independent committee assessed the consideration to be received by Douglas Dafoe for his Units under the Arrangement as being $2,672,000. The committee also assessed the value of the benefit to be received by Mr. Dafoe due to the acceleration of his Restricted Units and Performance Shares as being not more than $44,588, being the value of the Units anticipated to be issued prior to the Arrangement to Mr. Dafoe pursuant to the accelerated Restricted Units. The independent committee concluded, accordingly, that the value of the benefit to be received by Mr. Dafoe due to the accelerated vesting of the Restricted Units was substantially less than 5% of the value of the consideration to be received by him under the Arrangement for his Units. Therefore Mr. Dafoe will not be considered to have received any "collateral benefit" in connection with the Arrangement and the Arrangement will not be considered to be a "business combination" requiring minority approval under Ontario Securities Commission Rule 61-501.

The Arrangement will constitute a "going private transaction" for the purposes of Regulation Q–27 of the Autorité des marchés financiers in the Province of Quebec. The application of Regulation Q–27 to the Arrangement would require Thunder to obtain a formal valuation for the Arrangement and would require minority approval of the Arrangement in accordance with the procedures set out in Regulation Q-27. An exemption from these requirements has been obtained from Autorité des marchés financiers on condition that Thunder comply with the requirements of Ontario Securities Commission Rule 61-501 in connection with the Arrangement.

## CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

### General

In the opinion of Heenan Blaikie LLP ("Heenan Blaikie"), Canadian counsel for Thunder and TEI, the following is a fair and adequate summary of the principal Canadian federal income tax considerations pursuant to the Tax Act in respect of the Arrangement generally applicable to Thunder Securityholders who hold Units, Exchangeable Shares or Debentures ("Thunder Securities") as capital property for the purposes of the Tax Act and who at all material times deal at arm's length with, and are not affiliated with Thunder, the Thunder Subsidiaries or the Acquirors for purposes of the Tax Act. This summary does not apply to Non-Resident holders of Exchangeable Shares.

Generally, Thunder Securities will be considered to be capital property of a Thunder Securityholder unless they are held in the course of carrying on a business or in connection with an adventure or concern in the nature of trade. Certain Thunder Securityholders who are resident in Canada for purposes of the Tax Act and whose Thunder Securities otherwise might not qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have them, and any other "Canadian security" (as defined in the Tax Act), deemed to be capital property for purposes of the Tax Act. Thunder Securityholders contemplating making such an election should first consult their own tax advisors.

This summary is not applicable to: (i) a Thunder Securityholder that is a "financial institution", as defined in the Tax Act for the purpose of the "mark-to-market" rules, (ii) a Thunder Securityholder that is a "specified financial

institution" as defined in the Tax Act, or (iii) a Thunder Securityholder where an interest in such Thunder Securityholder would be a "tax shelter" or a "tax shelter investment" as defined in the Tax Act. **Any such Thunder Securityholder should consult its own tax advisors with respect to the tax consequences of the Arrangement.**

This summary does not address the Canadian federal income tax consequences applicable to a Unitholder who has acquired Units pursuant to the redemption or exercise of Restricted Units or Performance Units which are disposed of pursuant to the Arrangement. Such Unitholders should consult their own tax advisors having regard to their own particular circumstances. This summary also does not address the Canadian federal income tax consequences applicable to a Non-Resident holder of Exchangeable Shares.

This summary is of a general nature only. It is based upon the facts set out in this Information Circular, the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and Counsels' understanding of the current published administrative and assessing practices of the Canada Revenue Agency ("CRA"). This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

**This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Thunder Securityholder. Consequently, Thunder Securityholders are urged to seek independent tax advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.**

Thunder Securityholder who are resident, or are otherwise subject to tax, in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

This summary assumes that Thunder qualifies and will continue to qualify at all relevant times as a "mutual fund trust" as defined in the Tax Act, and that TEI and AcquireCo are, and will at all relevant times be, Canadian-resident corporations.

**Residents of Canada**

This portion of the summary is applicable to a Thunder Securityholder who is, or who is deemed to be, a resident of Canada for purposes of the Tax Act (a "Resident") at the time that such Thunder Securityholder's Thunder Securities are exchanged for cash pursuant to the Arrangement. A resident will realize a capital gain (or a capital loss) on the exchange to the extent that the cash received exceeds (or is exceeded by) the aggregate adjusted cost base to the Thunder Securityholder of such Thunder Securities and any reasonable costs of disposition. In the case of a Debentureholder who is a Canadian resident, the capital gain will be reduced (or any capital loss will be increased) by any amount required to be included by the Debentureholder on account of accrued interest, as discussed below.

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Thunder Securityholder in a taxation year must be included in the income of the Thunder Securityholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Thunder Securityholder in a taxation year generally must be deducted from taxable capital gains realized by the Thunder Securityholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

If a holder of Exchangeable Shares is a corporation, in certain circumstances the amount of any capital loss arising on the disposition of the Exchangeable Shares may be reduced by the amount of the dividends, if any, received or deemed to be received by the holder in respect of such shares, as determined under the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which a corporation is a beneficiary or member is a member of a partnership or a beneficiary of a trust that owns such shares. Similarly, where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the Unitholder's capital loss (if any) from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units. Thunder Securityholders to whom these rules may apply should consult their own tax advisors.

A Thunder Securityholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by a Thunder Securityholder who is an individual may give rise to a liability for alternative minimum tax.

A Canadian resident Debentureholder will be required to include in income an amount equal to the accrued interest, if any, earned on the Debenture in respect of the period ending at the time of the Arrangement. The amount of the accrued interest so included in income should be excluded from the Debentureholder's proceeds of disposition for purposes of computing its capital gain or loss from the disposition of the Debenture.

One of the steps of the Arrangement will result in certain Canadian Thunder Securityholders receiving interests in certain assets currently owned by Thunder and then transferring such assets to AcquisitionCo. Such Thunder Securityholders should not realize a capital gain or capital loss with respect to the acquisition and disposition of their respective interests in such assets.

**Non-Residents**

This portion of the summary is applicable to a person who, at all relevant times, is a Non-Resident and who does not use or hold, and is not deemed to use or hold, Units or Debentures in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere. This summary does not apply to a Non-Resident who holds Exchangeable Shares.

A Non-Resident will be subject to taxation in Canada in respect of the disposition of the Units or Debentures pursuant to the Arrangement only if such securities constitute "taxable Canadian property" as defined in the Tax Act at the time of relevant disposition and the Non-Resident is not afforded relief from Canadian tax in respect of such disposition under an applicable tax convention between Canada and the Non-Resident's jurisdiction of residence.

The Units and Debentures normally will not be taxable Canadian property at a particular time provided that: (i) the Non-Resident, persons with whom the Non-Resident does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident together with such persons did not own or have an interest in or option in respect of 25% or more of the issued Units of Thunder at any time during the 60-month period preceding the particular time; and (ii) such securities are not otherwise deemed to be taxable Canadian property under the Tax Act.

If any of the Debentures or Units are considered to be taxable Canadian property of a Non-Resident, the disposition thereof generally will give rise to a capital gain or capital loss in the same manner as described above under the heading "The Arrangement – Residents of Canada". However, it is possible that an income tax convention between Canada and the country of residence of the Non-Resident could alter such result. Consequently, Non-Residents should consult with their own tax advisors in this regard.

A Non-Resident Debentureholder will generally be subject to Canadian withholding tax at a rate of 25% on any accrued interest earned on the Debenture with respect to the period ending at the time of the Arrangement, subject to reduction under an applicable income tax treaty between Canada and the Debentureholder's country of residence. A Non-Resident holder of a Debenture who is resident in the United States and who is entitled to claim the benefit of the *Canada-US Income Tax Convention (1980)* will generally be entitled to have the rate of withholding reduced to 10% of the amount of any deemed interest.

Part XIII.2 tax may have been previously withheld by Thunder from certain distributions made to a Non-Resident holder of Units which are deemed to be capital gains under Part XIII.2 of the Tax Act. If a Non-Resident sustains a capital loss on a disposition of a Unit, the Non-Resident may in certain circumstances be entitled to receive a refund of all or a portion of the Non-Resident's Part XIII.2 tax by filing a Canadian tax return to utilize such loss.

**Dissenting Holders**

All registered Unitholders and Exchangeable Shareholders are permitted to dissent from the Arrangement. Under the Arrangement, a Dissenting Holder will be entitled to be paid by Amalco the fair market value of the Units or Exchangeable Shares held by such Holder determined as of the appropriate date. See "Rights of Dissent".

A Dissenting Holder will realize a capital gain (or capital loss) to the extent that the proceeds received for the Dissenting Holder's Units or Exchangeable Shares (other than in respect of interest awarded by the Court) exceed (or are less than) the adjusted cost base of the Dissenting Holder's Units or Exchangeable Shares immediately before payment of such proceeds and any reasonable costs of disposition.

The taxation of capital gains and capital losses is as described above under "The Arrangement – Residents of Canada" with respect to persons who are residents of Canada and "The Arrangement – Non-Residents of Canada" with respect to persons who are Non-Residents.

Interest awarded by the Court to a Dissenting Holder who is resident in Canada for purposes of the Tax Act will be included in that person's income for purposes of the Tax Act. Any interest paid or credited pursuant to a Court award to a Dissenting Holder who is a Non-Resident will be subject to a withholding tax. Under the Tax Act, interest paid or credited to a person who is a Non-Resident is subject to withholding tax at the rate of 25% of the gross amount of the interest, unless such rate is reduced under an applicable income tax convention.

## UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) who sells Units or Debentures, as applicable, for cash under the Arrangement. This summary does not address all potentially relevant United States federal income tax matters and it does not address consequences to certain persons subject to special provisions of United States federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. United States alternative minimum tax considerations are not addressed in this summary. In addition, this summary does not cover any state, local or foreign tax consequences. (See "Certain Canadian Federal Income Tax Consequences" above).

The following summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This summary does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied (possibly on a retroactive basis) at any time (including changes in applicable tax rates). No ruling from the IRS has been or will be sought on any of the issues discussed below, and as a result, there can be no assurance that the IRS will not successfully challenge the tax treatment described herein. No legal opinion will be obtained with respect to the issues discussed below.

**This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder, and no opinion or representation with respect to the United States federal income tax consequences to any U.S. Holder is made. Accordingly, U.S. Holders should consult their own tax advisors about the federal, state, local, and foreign tax consequences of the transactions under the Arrangement.**

### Circular 230 Disclosure

**Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any penalties. Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.**

### Authorities

This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), proposed, temporary and final Treasury Regulations issued under the Code, and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this Information Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this Information Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and there can be no guarantee that the IRS or the U.S. courts will agree with the tax consequences in this summary.

### U.S. Holder

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Units or Debentures who holds such Units or Debentures as capital assets, and that, for U.S. federal income tax purposes, is:

- an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;
- a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia;
- an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or
- a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns Units or Debentures, the U.S. federal income tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Units or Debentures should consult their own tax advisors as to the U.S. federal, state and local, and foreign tax consequences of the Arrangement.

**Non-U.S. Holders**

For the purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Units other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders of Units, and such non-U.S. Holders are accordingly urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them of the Arrangement and the potential application of any tax treaties.

**Assumptions Regarding Thunder**

This summary is based upon certain understandings and assumptions with respect to the business, assets and Holders of Thunder, including that Thunder is not, has not at any time been and will not be immediately prior to the Arrangement a "controlled foreign corporation" as defined in Section 957(a) of the Code or a "passive foreign investment company" under Section 1297 of the Code ("PFIC"). In the event that one or more of such understandings or assumptions proves to be inaccurate, the following summary may not apply and material adverse U.S. federal income tax consequences may result to U.S. Holders.

**Transactions Not Addressed**

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

- any exercise of warrants or options to purchase Units;
- any conversion into Units of any Thunder notes, debentures or other debt instruments;
- any vesting, exercise, assumption or conversion of any other rights to acquire Units;
- any transaction, other than the Arrangement, involving Units or Debentures; and
- any sale or other disposition of the Exchangeable Shares.

**Persons Not Addressed**

The U.S. federal income tax consequences to the following persons (including persons who are U.S. Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them of the Arrangement:

- Thunder and its affiliates;
- persons that may be subject to special U.S. federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method;
- persons that acquired Units pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;
- persons that hold Thunder options, warrants or Thunder notes, debentures or other debt instruments (other than the Debentures);

- persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;

- persons that hold Units as part of a position in a straddle or as part of a hedging or conversion transaction;

- persons that own or have owned, directly or by attribution, 10% or more, by voting power or value, of the outstanding equity interests of Thunder; and

- persons who own their Units or Debentures other than as a capital asset as defined in the Code.

**_ar Classification as a Foreign Corporation**

Although Thunder is organized as a mutual fund trust under Canadian tax law, Thunder should be classified as a foreign corporation for United States federal income tax purposes under current Treasury regulations. Accordingly, Units should be treated as shares of stock of a foreign corporation for United States federal income tax purposes. The discussion below reflects this classification and employs terminology consistent with this classification, including references to "dividends" and "earnings and profits."

**Disposition of Units**

A U.S. Holder will recognize gain or loss on the sale of Units pursuant to the Arrangement in an amount equal to the difference, if any, between (a) the amount of cash received and (b) such U.S. Holder's adjusted tax basis in the Units sold. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Units are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

**U.S. Holders Exercising Dissent Rights**

A U.S. Holder that exercises Dissent Rights and is paid cash in exchange for all of such U.S. Holder's Units generally would recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Units surrendered (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Units surrendered. Subject to the discussion below regarding PFICs, such gain or loss generally should be capital gain or loss, which will be long-term capital gain or loss if such Units are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

**Disposition of Debentures**

A U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of a Debenture in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Debenture sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Debenture is held for more than one year. However, any amounts received by a U.S. Holder on the sale or other taxable disposition of a Debenture that are attributable to accrued but unpaid interest (or accrued but unrecognized OID) will be treated as ordinary income to the U.S. Holder.

## INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the principal holders of Units, Exchangeable Shares or Debentures or any director or officer of TEI, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, Thunder, TEI or any of their affiliates except as disclosed above or elsewhere in this Information Circular or the information incorporated by reference into this Information Circular.

## INTERESTS OF EXPERTS

Certain legal matters relating to the Arrangement are to be passed upon by Heenan Blaikie LLP and Dorsey & Whitney LLP on behalf of Thunder and TEI and Blake, Cassels & Graydon LLP on behalf of the Acquirors and PSPIB.

As at May 25, 2007, the partners and associates of Heenan Blaikie LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units, Exchangeable Shares and Debentures.

As at May 25, 2007, the partners and associates of Dorsey & Whitney LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units, Exchangeable Shares and Debentures.

As at May 25, 2007, the partners and associates of Blake, Cassels & Graydon LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units, Exchangeable Shares and Debentures.

Reserves estimates incorporated by reference in this Information Circular have been provided by GLJ Petroleum Consultants. As at the date hereof, GLJ Petroleum Consultants beneficially owned, directly or indirectly, less than 1% of the outstanding Units, Exchangeable Shares and Debentures.

## THUNDER AND TEI

Thunder is an open–ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head office of Thunder is located at 400, 321 – 6th Avenue S.W., Calgary, Alberta T2P 3H3. The registered office of TEI is located at 1200, 425 – 1st Street S.W., Calgary, Alberta T2P 3L8. Thunder, through its wholly-owned subsidiaries, engages in the production, development of and exploration for oil and natural gas in the Western Canadian Sedimentary Basin. The Units are listed for trading on the TSX under the symbol "THY.UN" and the Debentures are listed for trading on the TSX under the symbol "THY.DB".

TEI is a corporation incorporated under the ABCA. Thunder owns all of the issued and outstanding common shares of TEI. TEI has generally been delegated the significant management decisions of the Trust.

See Appendix "F" – "Information Concerning Thunder and TEI" for further information concerning Thunder and TEI and the Units, Exchangeable Shares and Debentures.

- persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;
- persons that hold Units as part of a position in a straddle or as part of a hedging or conversion transaction;
- persons that own or have owned, directly or by attribution, 10% or more, by voting power or value, of the outstanding equity interests of Thunder; and
- persons who own their Units or Debentures other than as a capital asset as defined in the Code.

**Our Classification as a Foreign Corporation**

Although Thunder is organized as a mutual fund trust under Canadian tax law, Thunder should be classified as a foreign corporation for United States federal income tax purposes under current Treasury regulations. Accordingly, Units should be treated as shares of stock of a foreign corporation for United States federal income tax purposes. The discussion below reflects this classification and employs terminology consistent with this classification, including references to "dividends" and "earnings and profits."

**Disposition of Units**

A U.S. Holder will recognize gain or loss on the sale of Units pursuant to the Arrangement in an amount equal to the difference, if any, between (a) the amount of cash received and (b) such U.S. Holder's adjusted tax basis in the Units sold. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Units are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

**U.S. Holders Exercising Dissent Rights**

A U.S. Holder that exercises Dissent Rights and is paid cash in exchange for all of such U.S. Holder's Units generally would recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Units surrendered (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Units surrendered. Subject to the discussion below regarding PFICs, such gain or loss generally should be capital gain or loss, which will be long-term capital gain or loss if such Units are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

**Disposition of Debentures**

A U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of a Debenture in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Debenture sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Debenture is held for more than one year. However, any amounts received by a U.S. Holder on the sale or other taxable disposition of a Debenture that are attributable to accrued but unpaid interest (or accrued but unrecognized OID) will be treated as ordinary income to the U.S. Holder.

**Passive Foreign Investment Company Rules**

The foregoing discussion assumes that Thunder was not a PFIC for any taxable year during which a U.S. Holder held Units. A non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold the shares even if the corporation's income and costs are no longer passive in nature in that subsequent taxable year. A U.S. Holder of Units or Debentures would be subject to special, adverse tax rules in respect of the Arrangement if Thunder was classified as a PFIC for any taxable year during which a U.S. Holder holds or held Units or Debentures, as applicable. Thunder does not believe that it was a PFIC in any prior taxable year and does not expect that it will be a PFIC for the current taxable year. PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, Thunder can give no assurance as to its PFIC status.

**U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular situation.**

**Backup Withholding Tax and Information Reporting Requirements**

Unless the U.S. Holder is a corporation or other exempt recipient, payments to certain U.S. Holders of the proceeds of the sale Units or Debentures that are made pursuant to the Arrangement within the United States or through certain United States related financial intermediaries may be subject to information reporting and U.S. federal backup withholding tax at the rate of twenty-eight percent (28%) (subject to periodic adjustment) if the U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules may be allowable as a credit against the U.S. Holder's U.S. federal income tax, provided that the required information is furnished to the IRS.

**United States Foreign Tax Credit**

Subject to complex limitations set forth in the Code, U.S. Holders may be entitled to claim a credit against their United States federal income tax liability for Canadian federal income tax withheld from the amounts received on the disposition of Units or Debentures in the Arrangement. U.S. Holders that do not elect to claim foreign tax credits for a taxable year may be able to deduct any such Canadian federal income tax withheld.

**U.S. Holders should consult their own tax advisors concerning their ability to utilize foreign tax credits, especially in light of the changes made by recent legislation.**

**Foreign Currency**

For United States federal income tax purposes, the amount received by a U.S. Holder as payment with respect to the disposition of Units or Debentures, if paid in Canadian dollars, is the U.S. dollar value at the date of the payment, regardless of whether the payment is later converted into U.S. dollars. In such case, the U.S. Holder may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into U.S. dollars.

## INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT

All of the directors and executive officers of TEI have entered into agreements with AcquireCo pursuant to which they have agreed to support the Arrangement and, subject to certain exceptions, vote the Units, Exchangeable Shares and Debentures which they beneficially own or subsequently acquire in favour of the Arrangement. The directors and executive officers of TEI hold an aggregate of 1,514,742 Units and 50,516 Exchangeable Shares, representing approximately 2.98% of the aggregate outstanding Units and Units issuable upon the exchange of Exchangeable Shares. The directors and executive officers of TEI do not own any Debentures.

Each of the executive officers of TEI has an employment agreement with TEI. Brent T. Kirkby, the former Vice-President, Finance and Chief Financial Officer of TEI and a current employee of TEI, also has an employment agreement with TEI. See Appendix "F" – "Information Concerning Thunder and TEI - Executive Compensation – Employment Contracts and Change of Control". These employment agreements provide, among other things, for a lump sum payment to the executive officer or employee in the event that there is a change of control of Thunder. The Arrangement would be considered a change of control of Thunder under the terms of the employment agreements. TEI anticipates that it will pay an aggregate of approximately $2,825,195 to the executive officers of TEI and Mr. Kirkby in connection with the Arrangement in respect of severance.

The executive officers of TEI and Mr. Kirkby will be entitled to the payout of certain retention amounts upon the completion of the Arrangement pursuant to a pre-existing retention bonus scheme implemented by the board of directors of TEI on March 5, 2007. The retention bonus scheme was to implemented to ensure the retention of TEI's executive officers pending completion of Thunder's process to examine the strategic alternatives available to maximize securityholder value. The retention amounts to be paid to the executive officers and Mr. Kirkby will be an aggregate of $640,000, payable upon completion of the Arrangement.

Prior to the execution of the Arrangement Agreement, Overlord and PSPIB had indicated that it would be a condition to entering into an agreement to pursue a transaction with Thunder that certain of the senior executives of TEI agree to continue their employment with Thunder for at least one year following the completion of any transaction. Four of the executive officers of TEI, namely Stuart Keck, Pamela Kazeil, Anthony Cadrin and Bradley Crowe, have entered into agreements with the Acquirors pursuant to which they have agreed, conditional upon completion of the Arrangement, to continue their employment with TEI or its successor for a period of at least one year from the Effective Date. These conditional employment agreements provide for continued employment at reduced salaries and, in the case of Mr. Keck and Ms. Kazeil, in diminished capacities. Certain incentives may, depending on performance, become payable under the agreements. In particular, the employees may, at the discretion of the board of directors of TEI's successor, be entitled to participate in a performance based bonus pool and may be granted discretionary cash bonuses.

Each of the officers of TEI, other than the Corporate Secretary, holds Restricted Units and Performance Units and each of the directors of TEI holds Restricted Units. In connection with the Arrangement, the vesting of all Restricted Units and Performance Units shall accelerate and all such Restricted Units and Performance Units not previously vested shall become redeemable or exercisable prior the Effective Date. See "Restricted Units and Performance Units".

James M. Pasieka, a director of TEI, is a partner in Heenan Blaikie LLP. Heenan Blaikie LLP has acted as legal counsel for Thunder and TEI with respect to the Arrangement and will receive fees from Thunder for services rendered in that capacity. Mark Franko, Corporate Secretary of TEI, is a lawyer with Heenan Blaikie LLP.

Thunder and TEI have retained BMO Nesbitt Burns Inc. and Canaccord Capital Corporation to be the financial advisors to TEI and the TEI board of directors with respect to the Arrangement. BMO Nesbitt Burns Inc. and Canaccord Capital Corporation have received or will receive fees from Thunder for services rendered.

## INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the principal holders of Units, Exchangeable Shares or Debentures or any director or officer of TEI, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, Thunder, TEI or any of their affiliates except as disclosed above or elsewhere in this Information Circular or the information incorporated by reference into this Information Circular.

## INTERESTS OF EXPERTS

Certain legal matters relating to the Arrangement are to be passed upon by Heenan Blaikie LLP and Dorsey & Whitney LLP on behalf of Thunder and TEI and Blake, Cassels & Graydon LLP on behalf of the Acquirors and PSPIB.

As at May 25, 2007, the partners and associates of Heenan Blaikie LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units, Exchangeable Shares and Debentures.

As at May 25, 2007, the partners and associates of Dorsey & Whitney LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units, Exchangeable Shares and Debentures.

As at May 25, 2007, the partners and associates of Blake, Cassels & Graydon LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units, Exchangeable Shares and Debentures.

Reserves estimates incorporated by reference in this Information Circular have been provided by GLJ Petroleum Consultants. As at the date hereof, GLJ Petroleum Consultants beneficially owned, directly or indirectly, less than 1% of the outstanding Units, Exchangeable Shares and Debentures.

## THUNDER AND TEI

Thunder is an open–ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head office of Thunder is located at 400, 321 – 6th Avenue S.W., Calgary, Alberta T2P 3H3. The registered office of TEI is located at 1200, 425 – 1st Street S.W., Calgary, Alberta T2P 3L8. Thunder, through its wholly-owned subsidiaries, engages in the production, development of and exploration for oil and natural gas in the Western Canadian Sedimentary Basin. The Units are listed for trading on the TSX under the symbol "THY.UN" and the Debentures are listed for trading on the TSX under the symbol "THY.DB".

TEI is a corporation incorporated under the ABCA. Thunder owns all of the issued and outstanding common shares of TEI. TEI has generally been delegated the significant management decisions of the Trust.

See Appendix "F" – "Information Concerning Thunder and TEI" for further information concerning Thunder and TEI and the Units, Exchangeable Shares and Debentures.

## OVERLORD, INFRA-PSP, PSPIB AND ACQUIRECO

Overlord is a corporation incorporated pursuant to the provisions of the ABCA. The head office of Overlord is located at Suite 3400, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7. Overlord is a Calgary based investment manager specializing in oil and gas property management, junior oil and gas structured products, high yield funds and private equity. The common shares of Overlord are listed on the TSX Venture Exchange under the symbol "OFI".

PSPIB is a Canadian crown corporation established in September, 1999 by the Parliament of Canada by means of the Public Sector Pension Investment Board Act. The mandate of PSPIB is to manage employer and employee contributions made after April 1, 2000 to the Federal Public Service, the Canadian Forces and the Royal Canadian Mounted Police pension funds. It has also recently been given the mandate to manage the employer and employee contributions made after March 1, 2007 to the Reserve Force Pension Fund. The Head office of PSPIB is located in Ottawa and its principal business office is in Montreal.

Infra-PSP is corporation incorporated under the laws of Canada and is a wholly-owned subsidiary of PSPIB. The registered office of Infra-PSP is located at Suite 2030, 1250 Rene-Levesque Blvd. West, Montreal, Quebec H3B 4W8.

AcquireCo is a corporation that was incorporated under the ABCA for the purposes of participating in the Arrangement and is a wholly-owned subsidiary of Infra-PSP and Overlord. The registered office of AcquireCo is located at 3500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4J8.

## ADDITIONAL MATTERS TO BE CONSIDERED AT THE UNITHOLDER MEETING

Prior to the entering into of the Arrangement Agreement, Thunder had scheduled an annual general meeting of the Unitholders and Exchangeable Shareholders for May 22, 2007. After executing the Arrangement Agreement, Thunder cancelled the meeting scheduled for May 22, 2007 with a view to placing the matters that would have been considered at that meeting before the Unitholders and Exchangeable Shares at the Unitholder Meeting instead. The Unitholders and Exchangeable Shareholders will, in addition to considering and voting upon the Unitholder resolution, be asked at the Unitholder Meeting to consider the annual general meeting matters described below. Readers should note that, if the Arrangement becomes effective, the directors of Amalco, as the successor to TEI, will consist of the current directors of AcquireCo and that the auditors of Amalco will be determined by the shareholders of Amalco. Accordingly, the resolutions below will only have practical effect to the extent that the Arrangement does not become effective.

### Fixing the Number of Directors of TEI

The Unitholders and Exchangeable Shareholders will be asked to consider a resolution at the Unitholder Meeting fixing the number of directors of TEI to hold office until the next annual meeting of the Unitholders and Exchangeable Shareholders. Management of TEI proposes that the number of directors of TEI be set at eight. There are presently eight directors of TEI, each of whom retire from office at the Unitholder Meeting.

**Election of Directors of TEI**

The Unitholders and Exchangeable Shareholders will be asked to consider a resolution at the Unitholder Meeting electing directors of TEI to hold office until the next annual meeting of the Unitholders and Exchangeable Shares. The following table provides the names and cities of residence of all persons nominated by management of TEI for election as directors of TEI, the position each currently holds with TEI, the principal occupations of such persons and the number of Units and Exchangeable Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each as at May 25, 2007.

| Nominees | Position Presently Held | Principal Occupation | Units and Exchangeable Shares Beneficially Owned, Controlled or Directed |
|---|---|---|---|
| Douglas A. Dafoe<br>Calgary, Alberta | Chairman of the Board of Directors | Chairman and Chief Executive Officer of Ember Resources Inc., a publicly traded coal bed methane company. | 668,000 Units<br>Nil Exchangeable Shares |
| Colin D. Boyer<br>Calgary, Alberta | Director | Independent businessman. | 229,435 Units<br>Nil Exchangeable Shares |
| John M. Clark<br>Toronto, Ontario | Director | President of Investments and Technical Management Corp., a private company that invests in public and private companies. | Nil Units<br>18,016 Exchangeable Shares |
| Stuart J. Keck<br>Calgary, Alberta | President, Chief Executive Officer and Director | President and Chief Executive Officer of TEI. | 24,167 Units<br>Nil Exchangeable Shares |
| Thomas J. MacKay<br>Calgary, Alberta | Director | Independent businessman. | 89,261 Units<br>Nil Exchangeable Shares |
| Patrick Mills<br>Calgary, Alberta | Director | President and Chief Executive Officer of Pegasus Oil & Gas Inc., a publicly traded oil and gas company. | 273,353 Units<br>Nil Exchangeable Shares |

| Nominees | Position Presently Held | Principal Occupation | Units and Exchangeable Shares Beneficially Owned, Controlled or Directed |
|---|---|---|---|
| James M. Pasieka<br>Calgary, Alberta | Director | Partner with Heenan Blaikie LLP, a national law firm. | 46,257<br>Units<br>Nil<br>Exchangeable Shares |
| Richard A.M. Todd<br>Calgary, Alberta | Director | Chairman and CEO of OSUM Oil Sands Corp., a private oil & gas company. | Nil<br>Trust Units<br>Nil<br>Exchangeable Shares |

The board of directors of TEI has an audit committee, a compensation committee, a reserves committee and an environmental, health and safety committee. The members of the audit committee are John M. Clark (chairman), Colin D. Boyer and Patrick Mills. The members of the compensation committee are James M. Pasieka (chairman), Douglas A. Dafoe and Richard A.M. Todd. The members of the reserves committee are Colin D. Boyer (chairman), Thomas J. MacKay and Patrick Mills. The members of the environmental, health and safety committee are Douglas A. Dafoe (chairman), Stuart J. Keck and Thomas J. MacKay.

Each of the directors, except for Mr. Keck and Mr. Clark, has been a director of TEI since the date of its amalgamation on July 7, 2005. Mr. Keck was appointed a director of TEI on August 8, 2005 and Mr. Clark was appointed a director of TEI on January 19, 2006. Upon election, each of the directors of TEI holds office until the next annual meeting of the Unitholders and Exchangeable Shareholders or until his successor is duly elected or appointed, unless his office be earlier vacated in accordance with TEI's articles or by-laws.

Unless otherwise directed, it is the intention of management of TEI to vote Unitholder proxies for the election of the above-mentioned persons to the board of directors of TEI. Management does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominee does not stand for election or is unable to serve as such, the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless it is specified in the proxy that the Units are to be withheld from voting on the election of directors.

**Appointment of Auditors**

Unitholders and Exchangeable Shareholders will be asked to consider a resolution appointing auditors of Thunder to act until the next annual meeting of the Unitholders and Exchangeable Shareholders. Management of TEI proposes that the firm of Ernst & Young LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditors of Thunder. Ernst & Young LLP have been the auditors of Thunder since inception and had been the auditors of Thunder Energy Inc., one of the corporations amalgamated to form TEI, since May 27, 1998. Unless otherwise directed, it is the intention of management to vote proxies in favour of appointing Ernst & Young LLP as auditors of Thunder.

**Other Business**

The financial statements of Thunder for the financial year ended December 31, 2006 will be put before the Unitholders and Exchangeable Shareholders at the Unitholder Meeting. The directors and officers of TEI are not aware of any matters, other than those indicated in this Information Circular, which may submitted to the Unitholder Meeting for action. However, if any other matters should properly be brought before the Unitholder Meeting, the enclosed form of proxy for Unitholders confers discretionary authority to vote on such other matters according to the best judgment of the person holding the proxy at the Unitholder Meeting.

## GENERAL PROXY AND VOTING MATTERS

**Solicitation of Proxies and Voting Directions**

This Information Circular is furnished in connection with the solicitation of proxies and voting directions by the management of TEI to be used at the Unitholder Meeting and the Debentureholder Meeting. In addition to solicitation by mail, proxies and voting directions may be solicited by personal interviews, telephone or other means of communication by directors, officers and employees of TEI, who will not be specifically remunerated therefor. Thunder and TEI have engaged Georgeson Shareholder Communications Canada, Inc. to encourage the return of proxies and voting directions by Thunder Securityholders, to solicit proxies and voting directions in favour of the Unitholder Resolution and Debentureholder Resolution and the other matters to be considered at the Unitholder Meeting, and to assist Thunder Unitholders and Exchangeable Shareholders in completing and returning the Letter of Transmittal. The fees for the information agent and proxy solicitation services provided by Georgeson Shareholder Communications Canada, Inc. are based on a flat program management fee, a communication fee (per contract) and a success fee. Thunder and TEI do not expect that the costs in respect of such services will exceed $80,000. All costs of solicitation, including the fees payable to Georgeson Shareholder Communications Canada, Inc., will be borne by Thunder and TEI.

**Record Date and Entitlement to Vote**

The Record Date for both the Unitholder Meeting and Debentureholder Meeting is May 23, 2007. Only registered Unitholders, Exchangeable Shareholders and Debentureholders as at the close of business on the Record Date will be entitled to vote their securities at the applicable meeting. Registered and beneficial holders of Units, Exchangeable Shares and Debentures who acquire such securities after the Record Date will not be able to vote them at the applicable meeting.

**Manner of Voting Units, Exchangeable Shares and Debentures**

*Registered Unitholders*

Registered Unitholders may vote in person at the Unitholder Meeting or they may appoint another person, who does not have to be a Unitholder, as their proxy to attend and vote in their place. The persons named in the enclosed form of proxy are the President and Chief Executive Officer and the Vice-President, Finance and Chief Financial Officer of TEI.

**A UNITHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM OR HER AT THE UNITHOLDER MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY PROVIDED WITH THIS INFORMATION CIRCULAR. TO EXERCISE THIS RIGHT, THE UNITHOLDER SHOULD INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKE OUT THE OTHER NAMES OR SUBMIT ANOTHER APPROPRIATE PROXY.**

In order to be effective, the proxy must be mailed so as to be deposited at the office of Olympia, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Unitholder Meeting. The instrument appointing a proxy shall be in writing under the hand of the Unitholder or his attorney, or, if such Unitholder is a corporation, under its corporate seal, and executed by a director, officer or attorney thereof duly authorized.

A Unitholder who has submitted a proxy may revoke it by instrument in writing executed by the Unitholder or his attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal and executed by a director, officer or attorney thereof duly authorized, and deposited either at the office of Olympia, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at any time prior to 4:30 p.m. (Calgary time) on the last Business Day preceding the day of the Unitholder Meeting or with the chairman of the Unitholder Meeting prior to the commencement of the Unitholder Meeting on the day of the Unitholder Meeting, and upon such deposit the previous proxy is revoked.

*Registered Exchangeable Shareholders*

Olympia holds the special voting unit of Thunder. The special voting unit is entitled to that number of votes at the Unitholder Meeting equal to the number of Units into which Exchangeable Shares are exchangeable at the date of the Unitholder Meeting.

Each registered holder of Exchangeable Shares as at the Record Date is entitled to give Olympia voting instructions for a number of votes equal to the number of Units into which that holder's Exchangeable Shares are exchangeable. The procedures for holders of Exchangeable Shares to instruct Olympia about voting at the Unitholder Meeting are explained in the Voting Direction for Holders of Exchangeable Shares (the "Voting Direction") that has been provided to holders of Exchangeable Shares with this Information Circular. Olympia will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, Olympia will not exercise those votes. A holder of Exchangeable Shares may also instruct Olympia to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of TEI a proxy to vote those votes.

Registered Exchangeable Shareholders wishing to vote at the Unitholder Meeting must complete the enclosed form of voting direction and return it to Olympia at 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Unitholder Meeting.

A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Unitholder Meeting. In addition to revocation in any other manner permitted by law, a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of Olympia at any time up to and including the last Business Day preceding the day of the Unitholder Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of Olympia in attendance at the Unitholder Meeting on the day of the Unitholder Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

*Registered Debentureholders*

The Debentures have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of the Debentures. CDS & Co. will vote the Debentures at the Debentureholder Meeting, in person or by proxy, in accordance with instructions received from the beneficial holders of the Debentures as of the Record Date. In the absence of instructions from a beneficial holder as to voting, CDS & Co. will not exercise the votes attaching to the Debentures held by such holder. Beneficial holders of Debentures as of the Record Date wishing to vote their Debentures at the Debentureholder Meeting must provide instructions to the

broker, dealer, bank, trust company or other nominee through which they hold their Debentures in sufficient time prior to the holding of the Debentureholder Meeting to permit the broker, dealer, bank, trust company or other nominee to instruct CDS & Co. as how to vote the Debentures at the Debentureholder Meeting. See below under "General Proxy and Voting Matters - Manner of Voting Units, Exchangeable Shares and Debentures – Beneficial Thunder Securityholders".

*Beneficial Thunder Securityholders*

A beneficial Thunder Securityholder is a person that owns Units, Exchangeable Shares or Debentures that are not registered in their own name. Thunder Securityholders who hold their Units, Exchangeable Shares or Debentures through a broker, dealer, bank, trust company or other nominee are beneficial Thunder Securityholders. The majority of the Units and the Exchangeable Shares and all of the Debentures are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms) or other nominee and not in the name of the beneficial owners of those securities.

As described above: (i) only registered Unitholders will be able to attend the Unitholder meeting to vote in person or deposit a proxy with respect to the Unitholder Meeting, (ii) only registered Exchangeable Shareholders will be entitled to give Olympia voting directions with respect to the Unitholder Meeting or have Olympia give them a proxy with respect to the Exchangeable Shares that they holder and (iii) only CDS & Co., as the sole registered holder of the Debentures, will be able to vote in person or deposit a proxy with respect to the Debentureholder Meeting. Beneficial Thunder Securityholders will not be entitled to do any of the foregoing and will need to provide instructions to the registered holders of the Units, Exchangeable Shares or Debentures, as applicable, if they wish to ensure that the securities they own are voted at the applicable meeting.

Applicable regulatory policy will require intermediaries/brokers to seek voting instructions from beneficial Thunder Securityholders in advance of the Unitholder Meeting and Debentureholder Meeting. **Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by the beneficial Thunder Securityholders in order to ensure that their Units, Exchangeable Shares or Debentures, as applicable, are voted at the applicable meeting.**

Often, the form of proxy supplied to a Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and Canada. Broadridge typically applies a special sticker to proxy forms, mails those forms to beneficial Unitholders and requests them to return the forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Units to be represented at the meeting. **A Beneficial Unitholder receiving a proxy from Broadridge cannot use that proxy to vote Units directly at the Unitholder Meeting as the proxy must be returned as directed by Broadridge well in advance of the Unitholder Meeting in order to have the Units voted.**

**Voting of Proxies and Voting Directions**

The persons named in the accompanying form of proxy for the Units will vote the Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them. **In the absence of such direction, the Units will be voted FOR the approval of the Unitholder Resolution and the other matters to be considered at the Unitholder Meeting.**

**Exercise of Discretion**

The proxyholder for Units and voting direction holder for Exchangeable Shares have discretion under the accompanying applicable form of proxy and voting direction to consider a number of matters relating to the Arrangement that are not yet determined. At the date of this Information Circular, management of TEI know of no amendments, variations or other matters to come before the Unitholder Meeting and Debentureholder Meeting other than the matters referred to in the Notice of Meetings.

**Voting Securities and Principal Holders Thereof**

As of the date hereof, there were 52,892,326 Units and 255,657 Exchangeable Shares outstanding. The Unitholders will be entitled to one vote at the Unitholder Meeting for each Unit that they hold. The Exchangeable Shareholders will be entitled to one vote at the Unitholder Meeting for each Unit into which each Exchangeable Share they hold is exchangeable into as of the date of the Unitholder Meeting. If the Unitholder Meeting is held on June 22, 2007, the Exchangeable Shareholders will be entitled to 1.43374 votes for each Exchangeable Share that they hold. To the knowledge of the directors and officers of TEI, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over more than 10% of the Units on a fully diluted basis.

As of the date hereof, there is $75,000,000 of principal amount of Debentures outstanding. The Debentureholders will be entitled to one vote at the Debentureholder Meeting for each $1,000 of principal amount of Debentures that they hold. The Unitholders will be entitled to one vote at the Unitholder Meeting for each Unit that they hold. To the knowledge of the directors and officers of TEI, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over more than 10% of the outstanding principal amount of the Debentures.

## APPROVAL OF DIRECTORS

The contents of this Information Circular have been approved by the board of directors of TEI, on behalf of TEI and in TEI's capacity as administrator of Thunder.

## CONSENT OF THUNDER'S AUDITORS

We have read the information circular and proxy statement (collectively, the "Circular") of Thunder Energy Trust ("Thunder") and Thunder Energy Inc. ("TEI") dated May 25, 2007 relating to the proposed plan of arrangement involving Thunder, TEI, Overlord Financial Inc., Infra-PSP Canada Inc., Sword Energy Inc. and the securityholders of Thunder and TEI. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the unitholders of Thunder on the consolidated balance sheets of Thunder as at December 31, 2006 and 2005 and the consolidated statements of loss and accumulated earnings (deficit) and cash flows for the years then ended. Our report is dated March 2, 2007.

(signed) "*Ernst & Young LLP*"

Chartered Accountants
Calgary, Canada

May 25, 2007

# APPENDIX A

## UNITHOLDER RESOLUTION

## UNITHOLDER RESOLUTION

"BE IT RESOLVED THAT:

1. the arrangement ("Arrangement") under Section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule "A" to Appendix D to the Information Circular and Proxy Statement of Thunder Energy Trust ("Thunder") and Thunder Energy Inc. ("TEI") dated May 25, 2007 (the "Information Circular"), all as more particularly described in the Information Circular, and all transactions contemplated thereby, be and are hereby authorized and approved;

2. the amended and restated arrangement agreement (the "Arrangement Agreement") dated as of May 23, 2007 among Thunder, TEI, Overlord Financial Inc., Public Sector Pension Investment Board, Infra-PSP Canada Inc. and Sword Energy Inc., a copy of which is attached as Appendix "D" to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of TEI may, without further notice to or approval of the holders of trust units of Thunder and holders of exchangeable shares of TEI, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

4. any director or officer of TEI is hereby authorized, for and on behalf of Thunder and TEI, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

# APPENDIX B

# DEBENTUREHOLDER RESOLUTION

## DEBENTUREHOLDER RESOLUTION

"BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1. the participation by the holders ("Debentureholders") of the 7.25% convertible, extendible, unsecured, subordinated debentures of Thunder Energy Trust (the "Debentures") in the arrangement ("Arrangement") under Section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the plan of arrangement (the "Plan of Arrangement") attached as Schedule "A" to Appendix D to the Information Circular and Proxy Statement of Thunder Energy Trust ("Thunder") and Thunder Energy Inc. ("TEI") dated May 25, 2007 (the "Information Circular"), all as more particularly described in the Information Circular, and all transactions contemplated thereby, be and is hereby authorized and approved;

2. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of TEI may, without further notice to or approval of the Debentureholders, subject to the terms of the Plan Arrangement, amend or terminate the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement;

3. any director or officer of TEI is hereby authorized, for and on behalf of Thunder and TEI, to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

4. the trust indenture dated as of April 5, 2006 between Thunder and the Olympia Trust Company governing the Debentures shall be deemed to be amended to the extent necessary to give effect to the foregoing resolutions."

## APPENDIX C

## INTERIM ORDER

**Action No. 0701-05322 IN THE COURT OF QUEEN'S BENCH OF ALBERTA**

**JUDICIAL CENTRE OF CALGARY**

**IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9;**

**AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING THUNDER ENERGY TRUST, THUNDER ENERGY INC., OVERLORD FINANCIAL INC., INFRA-PSP CANADA INC., SWORD ENERGY INC., THE UNITHOLDERS OF THUNDER ENERGY TRUST AND THE EXCHANGEABLE SHAREHOLDERS OF THUNDER ENERGY INC.**

| | | |
|---|---|---|
| **BEFORE THE HONOURABLE** | ) | **At the Court House, in the City of Calgary, in** |
| **MADAM JUSTICE C.A. KENT** | ) | **the Province of Alberta, on FRIDAY, the 25th** |
| **IN CHAMBERS** | ) | **day of MAY, 2007.** |
| | ) | |

**INTERIM ORDER**

**UPON** the Petition of Thunder Energy Trust ("**Thunder**") and Thunder Energy Inc. ("**TEI**"); **AND UPON READING** the Petition and the Affidavit of Stuart Keck (the "**Affidavit**"), filed; **AND UPON HEARING** counsel for Thunder, TEI, Overlord Financial Inc. ("**Overlord**"), Infra-PSP Canada Inc. ("**Infra-PSP**") and Sword Energy Inc. ("**AcquisitionCo**"); **AND UPON NOTING** that the Executive Director of the Alberta Securities Commission (the "**Executive Director**") has been served with notice of this application as required by subsection 193(8) of the *Business Corporations Act*, R.S.A. 2000, c. B-9 (the "**ABCA**") and does not intend to appear to make submissions with respect to this application;

**FOR THE PURPOSES OF THIS ORDER:**

A. The capitalized terms not defined in this Order shall have the meanings given to them in the draft Information Circular and Proxy Statement of Thunder (the "**Information Circular**"), which is attached as Exhibit A to the Affidavit of Stuart Keck sworn May 24, 2007; and

B. All references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Schedule A to the Arrangement Agreement, which is attached as Appendix D to the Information Circular.

**IT IS HEREBY ORDERED THAT:**

1. Thunder shall seek approval of the Arrangement by the holders of Thunder trust units (the "**Unitholders**") and the holders of TEI exchangeable shares (the "**Exchangeable Shareholders**") in the manner set forth below.

**Meeting**

2. Thunder shall call and conduct a meeting (the "**Meeting**") of the Unitholders and Exchangeable Shareholders for the purpose of considering and voting on the resolution approving the Arrangement (the "**Unitholder Resolution**").

3. A quorum at the Meeting shall be shall be not less than two persons holding not less than 5% of the outstanding Units entitled to vote at the Meeting present, either in person or by duly appointed proxy. For the purposes of determining such quorum, the holders of any issued special voting units of Thunder ("**Special Voting Units**") who are present at the Meeting shall be regarded as representing outstanding Units equivalent to the number of votes attaching to such Special Voting Units. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week if a Business Day and, if not a Business Day, to the next Business Day following one week after the day appointed for the Meeting, at the same time and place. If at such adjourned meeting a quorum is not present, the Unitholders present in person or by proxy, if at least two, shall be a quorum for all purposes.

4. The Unitholders and Exchangeable Shareholders shall vote in respect of the Unitholder Resolution together as a single class of securities. Each Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Unitholder Resolution and the other matters to be considered at the Meeting. The Special Voting Unit held by Olympia Trust Company shall be entitled to a number of votes at the Meeting equal to the number of Units into which Exchangeable Shares are exchangeable at the date of the Unitholder Meeting in respect of the Unitholder Resolution and the other matters to be considered at the Meeting. The Board of Directors of TEI has fixed a record date for the Meeting of May 23, 2007 (the "**Record Date**"). Only Unitholders and Exchangeable Shareholders whose names have been entered on the applicable register of Units or Exchangeable Shares, as the case may be, on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting in accordance with this paragraph 4. Holders of Units and Exchangeable Shares who acquire their Units or Exchangeable Shares after the Record Date will not be entitled to vote such securities at the Meeting.

**Conduct of Meeting**

5. The Chairman of the Meeting shall be any officer or director of TEI.

6. The only persons entitled to attend and speak at the Meeting shall be the Unitholders and the Exchangeable Shareholders, or their authorized representatives, TEI's directors, officers and auditors, and the Executive Director. The accidental omission to give notice of the Meeting to or the non-receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceeding taken at the Meeting.

7. The majority required to pass the Unitholder Resolution shall not be less than (i) 66 2/3% of the votes cast by Unitholders and Exchangeable Shareholders, either in person or by proxy, voting together as a single class, at the Meeting, and (ii) a majority of the aggregate votes cast by the Unitholders and Exchangeable Shareholders present in person or by proxy at the Meeting, excluding those votes attaching to Units and Exchangeable Shares beneficially owned or over which control or direction is exercised by directors and senior officers of TEI who are parties to a "connected transaction" or receive a "collateral benefit", and by related parties of such directors and senior officers, within the meaning of Ontario Securities Commission Rule 61-501.

8. To be valid a proxy must be deposited with Thunder in the manner described in the Information Circular.

**Dissent Rights for Unitholders and Exchangeable Shareholders**

9. The registered Unitholders and Exchangeable Shareholders are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Unitholder Resolution.

10. In order for a Unitholder or Exchangeable Shareholder to exercise a right of dissent under subsection 191(5) of the ABCA, the Unitholder's or Exchangeable Shareholder's written objection to the Unitholder Resolution must be received by Thunder, c/o Heenan Blaikie LLP, 12th Floor, 425 – 1st Street S.W., Calgary, Alberta T2P 3L8 Attention: Thomas N. Cotter, by 4:00 p.m. two Business Days immediately preceding the date of the Meeting. The fair value of the Units and Exchangeable Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Unitholders and Exchangeable Shareholders.

11. Subject to further order of this Court, the rights available to the Unitholders and Exchangeable Shareholders under the ABCA and the Arrangement to dissent from the Unitholder Resolution shall constitute full and sufficient rights of dissent for the Unitholders and Exchangealbe Shareholders with respect to the Unitholder Resolution.

12. Notice to the Unitholders and Exchangeable Shareholders of their right of dissent with respect to the Unitholder Resolution and of their right to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Units and Exchangeable Shares shall be given by including information with respect to this right in the Information Circular to be sent to Unitholders and Exchangeable Shareholders in accordance with paragraph 13 of this Order.

**Notice**

13. An Information Circular, substantially in the form attached as Exhibit "A" to the Affidavit, shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting, to the Unitholders and Exchangeble Shareholders at the address for such holders recorded in the records of Thunder. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

14. An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail at least 21 days prior to the Meeting.

15. Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Unitholders and Exchangeable Shareholders and the Executive Director of:

   (a) the Petition;

   (b) this Order;

   (c) the Notice of the Meeting; and

   (d) the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Thunder may consider fit.

**Final Application**

16. Subject to further Order of this Court and provided that the Unitholders and Exchangeable Shareholders have approved the Arrangement and the directors of TEI have not revoked that approval, Thunder may proceed with an application for approval of the Arrangement and the Final Order on **June 22, 2007 at 1:30 p.m.** or so soon thereafter as counsel may be heard at the Court House, 611 – 4th Street S.W., Calgary, Alberta. Subject to the Final Order, the issuance of the Certificate and the approval of the Debentureholder Resolution by the Debentureholders, all Unitholders, Exchangeable Shareholders, Debentureholders, Thunder, TEI, Overlord, Infra-PSP and AcquisitionCo will be bound by the Arrangement in accordance with its terms.

17. Any Unitholder, Exchangeable Shareholder or any other interested party (collectively, "**Interested Party**") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Thunder, at **or before noon on June 15, 2007**, a Notice of Intention to Appear including the Interested Party's address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Thunder shall be effected by service upon the solicitors for Thunder, Heenan Blaikie LLP, 12th Floor, 425 – 1st Street S.W., Calgary, Alberta T2P 3L8, Attention: Thomas N. Cotter.

18. In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 17 of this Order, shall have notice of the adjourned date.

**Leave to Vary Interim Order**

19. Thunder and TEI are entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

"Madam Justice C.A. Kent"

J.C.Q.B.A.

**ENTERED** this 25th day of May, 2007.

"V.A. Brandt"

C.C.Q.B.A.

ACTION NO. 0701-05322 2007

**IN THE COURT OF QUEEN'S BENCH OF ALBERTA**

**JUDICIAL CENTRE OF CALGARY**

**IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9**

**AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING THUNDER ENERGY TRUST, THUNDER ENERGY INC., OVERLORD FINANCIAL INC., INFRA-PSP CANADA INC., SWORD ENERGY INC., THE UNITHOLDERS OF THUNDER ENERGY TRUST AND THE EXCHANGEABLE SHAREHOLDERS OF THUNDER ENERGY INC.**

**INTERIM ORDER**


**HEENAN BLAIKIE LLP**
Barristers and Solicitors
12th Floor, 425 – 1st Street S.W.
Calgary, Alberta T2P 3L8
Thomas N. Cotter
Ph: (403) 261-3451
File No. 41387-10

## APPENDIX D

## ARRANGEMENT AGREEMENT

# AMENDED AND RESTATED ARRANGEMENT AGREEMENT

**AMONG:**

**OVERLORD FINANCIAL INC.**

**- and -**

**INFRA-PSP CANADA INC.**

**- and -**

**PUBLIC SECTOR PENSION INVESTMENT BOARD**

**- and -**

**SWORD ENERGY INC.**

**- and -**

**THUNDER ENERGY TRUST**

**- and -**

**THUNDER ENERGY INC.**

**MAY 23, 2007**

## TABLE OF CONTENTS

## AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 23rd day of May, 2007.

AMONG:

**OVERLORD FINANCIAL INC.**, a corporation existing under the Laws of the Province of Alberta (hereinafter referred to as "**Overlord**")

AND

**INFRA-PSP CANADA INC.**, a corporation existing under the Laws of Canada (hereinafter referred to as "**Infra-PSP**")

AND

**PUBLIC SECTOR PENSION INVESTMENT BOARD**, a legal entity established by the Parliament of Canada (hereinafter referred to as "**PSP**")

AND

**SWORD ENERGY INC.**, a corporation existing under the Laws of the Province of Alberta (hereinafter referred to as "**AcquireCo**")

AND

**THUNDER ENERGY TRUST**, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "**Thunder**")

AND

**THUNDER ENERGY INC.**, a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "**TEI**")

**WHEREAS** Overlord, Infra-PSP, AcquireCo, Thunder and TEI entered into an arrangement agreement dated effective April 23, 2007 with respect to a proposed arrangement involving Overlord, Infra-PSP, AcquireCo, Thunder, TEI and the securityholders of Thunder and TEI (the "**Original Agreement**");

**AND WHEREAS** the Parties wish to effect certain amendments to the Original Agreement;

**AND WHEREAS** the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Business Corporations Act* (Alberta);

**AND WHEREAS** the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

**NOW THEREFORE**, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

## ARTICLE 1
## INTERPRETATION

1.1 **Definitions**

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) **"ABCA"** means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) **"Acquisition Proposal"** means any inquiry or the making of any proposal to Thunder, the Thunder Subsidiaries or the Thunder Securityholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Thunder, the Thunder Subsidiaries or the Thunder Securityholders of any securities of Thunder or TEI, that, when taken together with the securities of Thunder or TEI held by the proposed acquirer, would constitute more than 20% of the voting equity securities of Thunder; (ii) any acquisition of a substantial amount of assets of Thunder or the Thunder Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving Thunder or the Thunder Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Thunder or the Thunder Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Acquiring Parties under this Agreement or the Arrangement;

(c) **"Agreement"**, **"herein"**, **"hereof"**, **"hereto"**, **"hereunder"** and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(d) **"Acquiring Parties"** means Overlord, Infra-PSP and AcquireCo and **"Acquiring Party"** means any of them unless the context otherwise requires;

(e) **"Acquiring Parties Damages Event"** has the meaning set forth in Section 6.1;

(f) **"Acquiring Parties Information"** means the information required to included in the Information Circular under Applicable Canadian Securities Laws concerning Overlord, Infra-PSP and AcquireCo and their respective businesses, operations and affairs;

(g) **"Applicable Canadian Securities Laws"** means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(h) **"Applicable Law"**, in the context that refers to one or more Persons, means that the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(i) **"Arrangement"** means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

(j) **"Articles of Arrangement"** means the articles of arrangement of TEI in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(k) **"Benefit Plans"** means, collectively, all employee benefit, health, welfare, supplemental unemployment benefit, bonus, incentive, pension, profit sharing, current or deferred compensatory security compensation, security option, security purchase, security appreciation, phantom security option, savings, retirement, hospitalization insurance, health or other medical, dental, life, legal, disability or other insurance (whether self insured or insured) and similar plans or arrangements or practices, whether written or oral, which are sponsored, maintained or contributed to by Thunder or the Thunder Subsidiaries;

(l) **"Business Day"** means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(m) **"Certificate"** means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(n) **"Closing Time"** shall be 8:00 a.m. (Calgary time) on the Business Day immediately following the date the Final Order is granted, unless otherwise provided herein or agreed to by the Acquiring Parties and Thunder;

(o) **"Competition Act"** means the *Competition Act*, R.S. 1985, c. C-34, as amended;

(p) **"Confidential Information"** has the meaning ascribed thereto in the Confidentiality Agreement;

(q) **"Confidentiality Agreement"** means the mutual confidentiality agreement between Overlord and Thunder and TEI dated January 18, 2007;

(r) **"Court"** means the Court of Queen's Bench of Alberta;

(s) **"Designated Executives"** means Stuart Keck, Pam Kazeil, Brad Crowe and Tony Cadrin;

(t) **"Disclosure Letter"** means the letter delivered by Thunder to AcquireCo on the date hereof relating to certain of the representations and warranties of Thunder and TEI herein;

(u) **"Effective Date"** means the date the Arrangement becomes effective under the ABCA;

(v) **"Effective Time"** means 12:01 a.m. (Calgary time) on the Effective Date;

(w) **"Employees"** means employees of TEI who are not Designated Executives;

(x) **"Environmental Laws"** means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

(y) "**Executives**" means the Designated Executives as well as Don Munro, Steve Gell, Gerry Boyer and Brent Kirkby;

(z) "**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of Thunder and TEI, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(aa) "**GAAP**" means Canadian generally accepted accounting principles;

(bb) "**GLJ**" means GLJ Petroleum Consultants Ltd.;

(cc) "**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(dd) "**Hazardous Substances**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

(ee) "**Information Circular**" means the management proxy circular of Thunder to be sent by Thunder to the Thunder Securityholders in connection with the Meeting;

(ff) "**Interim Order**" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of Thunder and TEI, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(gg) "**ITA**" means the *Income Tax Act* (Canada), including the regulations thereunder, as amended;

(hh) "**Laws**" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX),

(ii) "**Mailing Date**" means May 28, 2007 or such other date agreed to by Thunder and the Acquiring Parties;

(jj) "**Material Adverse Change**" or "**Material Adverse Effect**" means any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of Thunder and the Thunder Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to Thunder and/or the Thunder Subsidiaries, including changes in Tax Laws; (iii) any decline in crude oil or natural gas prices on a current or forward basis; (iv) any matter which has been disclosed in the Thunder Public Record as at the date hereof or has been contained in the

Disclosure Letter, or (v) any changes arising from matters consented to or approved in writing by the Acquiring Parties;

(kk) "**Meeting**" means the meeting of the Thunder Securityholders to be held to consider the Special Resolutions and related matters, and any adjournments thereof;

(ll) "**Other Party**" means with respect to the Acquiring Parties or an Acquiring Party, Thunder and/or the applicable Thunder Subsidiaries and, with respect to Thunder or a Thunder Subsidiary, the Acquiring Parties and/or the applicable Acquiring Parties;

(mm) "**Parties**" means, collectively, the parties to this Agreement, and "**Party**" means any one of them, or where implied by the context, means the Acquiring Parties or Thunder and the applicable Thunder Subsidiary or Thunder Subsidiaries, as the case may be;

(nn) "**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(oo) "**Plan of Arrangement**" means the plan of arrangement set out in Schedule "A" to this Agreement as amended or supplemented from time to time in accordance with the provisions of such plan of arrangement and Article 7 hereof;

(pp) "**Registrar**" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

(qq) "**SEC**" means the United States Securities and Exchange Commission;

(rr) "**Securities Authorities**" means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

(ss) "**Special Resolutions**" means the special resolution of the Thunder Unitholders and Thunder Exchangeable Shares, voting as a single class, in respect to the Arrangement and any matters ancillary thereto to be considered at the Meeting and the special resolution of the Thunder Debentureholders pursuant to the Thunder Debenture Indenture approving the treatment of the Thunder Debentures in the manner provided for in the Arrangement and any matters ancillary thereto to be considered at the Meeting;

(tt) "**Subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Overlord or Thunder as the case may be);

(uu) "**Superior Proposal**" has the meaning set forth in Section 3.4(b)(v)(A);

(vv) "**Tax**" or "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross

receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Thunder or any of the Thunder Subsidiaries, as the case may be, is required to pay, withhold, remit or collect;

(ww) "**Tax Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(xx) "**Thunder Balance Sheets**" has the meaning ascribed thereto in Section 4.2(p);

(yy) "**Thunder Board of Directors**" means the board of directors of TEI as it may be comprised from time to time;

(zz) "**Thunder Credit Facilities Agreement**" means the Credit Agreement dated July 7, 2005 and amended on April 28, 2006 and October 25, 2006 between TEI, as borrower, and Bank of Montreal, Canadian Imperial Bank of Commerce, Alberta Treasury Branch and Societe Generale as lenders;

(aaa) "**Thunder Debentures**" means the 7.25% convertible, extendible, unsecured, subordinated debentures issued on April 5, 2006 pursuant to the Thunder Debenture Indenture;

(bbb) "**Thunder Debentureholders**" means the holders of Thunder Debentures;

(ccc) "**Thunder Debenture Indenture**" means the trust indenture dated as of April 5, 2006 among Thunder and the Thunder Debenture Trustee, governing the Thunder Debentures;

(ddd) "**Thunder Debenture Trustee**" means Olympia Trust Company;

(eee) "**Thunder's Debt**" means total consolidated indebtedness of Thunder, including long-term debt, bank debt and working capital deficiency, but excluding principal and interest owing or accrued with respect to the Thunder Debentures, amounts paid, accrued or owing on account of the retention compensation plans, severance payments or change of control payments referred to in Section 2.4 and amounts paid, accrued or owing in respect of the fees payable to the financial advisors of Thunder as set out in Section 4.2(ss);

(fff) "**Thunder DRIP**" means the premium distribution, distribution reinvestment and optional unit purchase plan of Thunder;

(ggg) "**Thunder Exchangeable Shareholders**" means the holders of Thunder Exchangeable Shares;

(hhh) "**Thunder Exchangeable Shares**" means series A exchangeable shares in the capital of TEI;

(iii) "**Thunder ExchangeCo**" means Thunder ExchangeCo Ltd.;

(jjj) "**Thunder Employment Agreements**" means the employment agreements between TEI and each of the Executives and 15 other Employees;

(kkk) **"Thunder Financial Statements"** means Thunder's audited consolidated financial statements for the years ended December 31, 2006 and 2005, together with the notes thereto and the report of the auditors thereon;

(lll) **"Thunder Incentive Plans"** means the restricted unit plan and performance unit plan of Thunder;

(mmm) **"Thunder Public Record"** means all information filed by Thunder after July 7, 2005 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

(nnn) **"Thunder Rights"** means the rights to acquire Thunder Units granted under the Thunder Incentive Plans;

(ooo) **"Thunder Securities"** means the Thunder Units, the Thunder Exchangeable Shares and the Thunder Debentures;

(ppp) **"Thunder Securityholders"** means, collectively, the Thunder Unitholders, the Thunder Exchangeable Shareholders and the Thunder Debentureholders;

(qqq) **"Thunder Subsidiaries"** means TEI, Thunder ExchangeCo, 1283831 Alberta Ltd., 832027 Alberta Ltd. and Thunder Energy Partnership;

(rrr) **"Thunder Trust Indenture"** means the Trust Indenture dated as of June 30, 2005 between the Thunder Trustee and TEI, as may be amended, supplemented or restated from time to time;

(sss) **"Thunder Trustee"** means Olympia Trust Company, in its capacity as the trustee under the Thunder Trust Indenture;

(ttt) **"Thunder Unitholders"** means the holders from time to time of Thunder Units;

(uuu) **"Thunder Units"** means the trust units of Thunder;

(vvv) **"TSX"** means the Toronto Stock Exchange;

(www) **"U.S. Securities Act"** means the *United States Securities Act 1933*, as amended; and

(xxx) **"U.S. Securities Laws"** means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2 **Interpretation Not Affected by Headings, etc.**

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including **Schedule A** hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 **Number, etc.**

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 **Date for Any Action**

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5 **Entire Agreement**

This Agreement and the Confidentiality Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6 **Currency**

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7 **Accounting Matters**

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8 **Interpretation Not Affected by Party Drafting**

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.9 **Trust Power and Capacity**

In this Agreement references to the power and capacity of Thunder are deemed to be references to that of the Thunder Trustee, or its duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta and pursuant to the powers of the trustees specified in the Thunder Trust Indenture.

1.10 **Schedules**

The following schedule is attached hereto and incorporated into, and forms an integral part of, this Agreement:

**A – Plan of Arrangement**

## ARTICLE 2
## THE ARRANGEMENT

### 2.1 Plan of Arrangement

Thunder and TEI will forthwith file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Special Resolutions and the other matters to be considered at the Meeting. Provided all that the necessary approvals for the Special Resolution of the Thunder Unitholders and Thunder Exchangeable Shareholders are obtained and all of the conditions to doing so provided for herein are satisfied or waived, Thunder and TEI shall submit the Arrangement to the Court and apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 5, Thunder and TEI shall forthwith proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

### 2.2 Interim Order

The Interim Order shall provide that, for the purpose of the Meeting:

(i) the securities of Thunder for which holders shall be entitled to vote on the applicable Special Resolution concerning the Thunder Unitholders and the Thunder Exchangeable Shareholders shall be the Thunder Units and the Thunder Exchangeable Shares;

(ii) the Thunder Unitholders and the Thunder Exchangeable Shareholders shall be entitled to vote on the applicable Special Resolution concerning the Thunder Unitholders and the Thunder Exchangeable Shareholders and the other matters to be considered at the Meeting together as a single class, and not as separate classes, with each Thunder Unitholder being entitled to one vote for each Thunder Unit held by such holder and each Thunder Exchangeable Shareholder being entitled to one vote for each Thunder Unit issuable pursuant to the Thunder Exchangeable Shares held by such holder; and

(iii) the requisite majority for the approval of the applicable Special Resolution concerning the Thunder Unitholders and the Thunder Exchangeable Shareholders shall be: (i) two-thirds of the votes cast by the Thunder Unitholders and the Thunder Exchangeable Shareholders present in person or by proxy at the Meeting on the applicable Special Resolution concerning the Thunder Unitholders and the Thunder Exchangeable Shareholders; and (ii) if applicable, a majority of the votes cast by the Thunder Unitholders, after excluding the votes cast by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501 or the equivalent rules in Québec.

### 2.3 Information Circular and Meeting

As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate, trust and securities Laws, Thunder and TEI shall: (i) prepare the Information Circular and cause such circular to be mailed to the Thunder Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions

where the same are required to be mailed and filed and (ii) convene the Meeting on or prior to June 29, 2007.

2.4 **Officers, Employees and Retention**

(a) On or before April 23, 2007, AcquireCo will offer each of the Designated Executives new executive employment agreements conditional on the completion of the Arrangement, with such employment effective immediately following the Closing Time. The terms and conditions of employment for the Designated Executives shall be as agreed between the Parties, and in any event shall be comparable or better, in the aggregate, than the terms and conditions on which the Designated Executives are employed or retained as of the date hereof.

(b) The employment of all Employees, other than the Designated Executives, with TEI or its successor by amalgamation shall continue on the current terms following completion of the Arrangement. The Parties acknowledge that Thunder and TEI may implement an employee retention plan on the terms set out in the Disclosure Letter.

(c) If any Employee, other than an Executive, advises TEI in writing prior to the Closing Time that such Employee will not continue employment with TEI or its successor by amalgamation following the completion of the Arrangement (a "**Resigning Employee**"), such Resigning Employee shall not be entitled to and will not be provided with the payment of any severance payment under any existing agreement with TEI or otherwise. The Parties acknowledge that each of the Executives shall be entitled, on completion of the Arrangement, to the payment of a severance payment not to exceed the greater of the amount they would have been entitled to under any existing agreement with TEI and statutory termination pay.

(d) TEI will not terminate the employment of any Executive or Employee prior to the Closing Time without the consent of the Acquiring Parties, not to be unreasonably withheld. TEI shall be responsible for all severance obligations of TEI with regard to the Executives and TEI shall make arrangements to pay out all such severance obligations prior to the Closing Time.

(e) The Parties acknowledge that the Arrangement will result in a "Change of Control" for the purposes of the Thunder Incentive Plans, the Thunder Employment Agreements and the existing retention bonus scheme disclosed in the Disclosure Letter. The Parties agree to make the payments due pursuant to the Thunder Incentive Plans in Thunder Units which will then participate in the Arrangement on the same basis as the existing Thunder Units.

2.5 **Effective Date**

The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about June 25, 2007 or as soon thereafter as reasonably practicable and in any event by July 11, 2007.

2.6 **Directors' and Officers' Insurance**

The Parties agree that, prior to the Effective Date, TEI shall obtain policies of directors' and officers' liability insurance providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of TEI with respect to claims arising from facts or events which occurred before the Effective Date for a period of six years after the Effective Date, such insurance to be on terms substantially similar to TEI's current directors' and officers' liability insurance (details of which have been

provided to the Acquiring Parties) and at a cost not to exceed $400,000. The Parties further agree to maintain such insurance policies in place following the Effective Date in accordance with their terms.

**2.7 Guarantee of Obligations of Infra-PSP by PSP**

PSP represents and warrants in favour of Thunder and TEI that: (a) Infra-PSP is a wholly-owned subsidiary of PSP; (b) PSP has the requisite authority to enter into this Agreement and to carry out its obligations hereunder; (c) the execution and delivery of this Agreement and the consummation of the Arrangement have been duly authorized by the board of directors of PSP and no other proceedings on the part of PSP are necessary to authorize this Agreement or the Arrangement; and (d) this Agreement has been duly executed and delivered by PSP and, assuming the due execution and delivery of this Agreement by Thunder and TEI, constitutes a legal, valid and binding obligation of PSP enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

PSP hereby covenants and agrees in favour of Thunder and TEI to cause Infra-PSP to carry out all of its obligations hereunder. PSP unconditionally guarantees in favour of Thunder and TEI the performance by Infra-PSP of its obligations hereunder and the accuracy of the representations and warranties of Infra-PSP provided herein. PSP and Infra-PSP shall be jointly and severally liable to Thunder and TEI with respect to any breach by Infra-PSP of its obligations hereunder or any inaccuracy of the representations and warranties of Infra-PSP provided herein.

**2.8 Special Resolution of Debenture Holders**

The Thunder Debentureholders shall be entitled to vote, pursuant to the Thunder Debenture Indenture, on the applicable Special Resolution concerning the Thunder Debentureholders and the other matters to be considered at the Meeting, with each Thunder Debentureholder being entitled to one vote for each $1,000 in principal amount of Thunder Debentures held. The requisite majority for the approval of the applicable Special Resolution concerning the Thunder Debentureholders shall be two-thirds of the votes cast by the Thunder Debentureholders present in person or by proxy at the Meeting on the applicable Special Resolution concerning the Thunder Debentureholders.

## ARTICLE 3
## COVENANTS

**3.1 Covenants of the Acquiring Parties**

Until the Effective Date or termination of this Agreement, except with the prior written consent of Thunder (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) the Acquiring Parties shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(b) the Acquiring Parties shall ensure that they have available funds from cash on hand and existing lines of credit to permit the payment of the amounts required to be paid to the Thunder Securityholders pursuant to the Arrangement, having regard to their other liabilities

and obligations, and shall take all such actions as may be necessary to ensure that they maintain such availability to ensure that they are able to pay such amounts when required;

(c) the Acquiring Parties shall use its reasonable commercial efforts to obtain any third party consents required for the transactions contemplated hereby and provide the same to Thunder on or prior to the Effective Date;

(d) the Acquiring Parties shall use their reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of the Acquiring Parties;

(e) the Acquiring Parties will assist Thunder in the preparation of the Information Circular and provide to Thunder, in a timely and expeditious manner, the Acquiring Parties Information for inclusion in the Information Circular and any amendments or supplements thereto;

(f) the Acquiring Parties will make all necessary filings and applications under Applicable Laws required to be made on the part of the Acquiring Parties in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(g) the Acquiring Parties shall promptly notify Thunder in writing of any change in any representation or warranty provided by the Acquiring Parties in this Agreement which change is or may be of such a nature to render such representation or warranty misleading or untrue in any material respect and the Acquiring Parties shall in good faith discuss with Thunder any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Thunder threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Thunder pursuant to this provision;

(h) the Acquiring Parties shall indemnify and save harmless each of Thunder and the Thunder Subsidiaries and their directors, officers and agents, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which any of Thunder and the Thunder Subsidiaries and the directors, officers or agents thereof, may be subject or which any of Thunder and the Thunder Subsidiaries and the directors, officers or agents thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

  (i) any misrepresentation or alleged misrepresentation in the Acquiring Parties Information included in the Information Circular;

  (ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Acquiring Parties Information included in the Information Circular, which prevents or restricts the trading in the Thunder Units, Thunder Debentures or Thunder Exchangeable Shares; and

  (iii) the Acquiring Parties not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that the Acquiring Parties shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based on the negligence of Thunder or the Thunder Subsidiaries; and

(i) the Acquiring Parties shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.2 **Covenants of Thunder and TEI**

Until the Effective Date or termination of this Agreement, except with the prior written consent of the Acquiring Parties (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Thunder's affairs and the business of the Thunder Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where a Thunder Subsidiary is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and each of Thunder and the Thunder Subsidiaries shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b) Thunder shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, trust units, shares or property) in respect of the outstanding Thunder Units other than cash distributions on the Thunder Units of an amount equal to $0.09 per Thunder Unit to paid in each of the months of May, 2007 and June, 2007 pursuant to record dates set by Thunder in April, 2007 and May, 2007, consistent with past practice, and Thunder shall make no further distributions on the Trust Units of any kind, except as may be contemplated in the Plan of Arrangement; (iii) make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions, (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Thunder Units or other securities of Thunder or the Thunder Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Thunder Units or other securities of Thunder or the Thunder Subsidiaries (other than on conversion of currently outstanding Thunder Exchangeable Shares, on conversion of currently outstanding Thunder Debentures, pursuant to the exercise of currently outstanding Thunder Rights or pursuant to the Thunder DRIP); (v) redeem, purchase or otherwise acquire any of the outstanding Thunder Units or other securities, except other than redemptions required pursuant to the Thunder Trust Indenture; (vi) split, combine or reclassify any of the Thunder Units; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Thunder or any Thunder Subsidiaries; or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) other than pursuant to commitments entered into and disclosed to the Acquiring Parties in the Disclosure Letter, including Thunder's capital budget for 2007 as set out in the Disclosure Letter, Thunder will not, and will not permit any of the Thunder Subsidiaries to, directly or

indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, for consideration in excess of $2 million individually; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $500,000 individually or $3 million in the aggregate; (iii) reorganize, amalgamate, merge or otherwise continue Thunder or any of the Thunder Subsidiaries with any other Person; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or other securities, contributions of capital (other than to Subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity, in each case having a value in excess of $500,000 individually or $2 million in the aggregate; (v) incur any indebtedness for borrowed money in excess of existing credit facilities or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, any such obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business; (vi) authorize, recommend or propose any release or relinquishment of any material contractual right; (vii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, contract (including TEI's existing office lease) production sharing agreement, government land concession or other material document; (viii) pay, discharge or satisfy any material claims, liabilities or obligations other than as disclosed in writing to the Acquiring Parties prior to the date hereof, as reflected or reserved against in the Thunder Financial Statements or otherwise in the ordinary course of business; (ix) enter into any hedges, swaps or other financial instruments or like transactions; (x) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xi) enter into any consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; (xii) enter into any material consulting or contract operating agreement that can not be terminated on 30 days or less notice without penalty; (xiii) agree or negotiate with Bank of Montreal ("BMO") to the setting of any fees in connection with Thunder's current bank facilities, including any consents, waivers, extensions or syndication thereof, other than specifically referenced in the commitment letter of BMO dated April 23, 2007 addressed to Overlord and PSP (the "BMO Commitment Letter"); or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) except as permitted by Section 2.4, neither Thunder nor any of the Thunder Subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) Other than as provided for in this Agreement, Thunder shall not and shall cause each of the Thunder Subsidiaries to not: (i) hire any new executive or senior management personnel; (ii) grant any officer, director, employee or consultant an increase in compensation in any form, (iii) grant any general salary increase, (iv) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, (v) adopt or amend or make any contribution to, or awards or grants under, any Benefit Plan, except as is necessary to comply with Applicable Law or with the existing provisions of any such plans, programs, arrangements or agreements, or (vi) advance any loan to any officer or director of Thunder or any of the Thunder Subsidiaries or any other party not at arm's length to Thunder or any of the Thunder Subsidiaries;

(f) no amendments shall be made to outstanding Thunder Rights without the prior written consent of the Acquiring Parties;

(g) Thunder and the Thunder Subsidiaries shall use their reasonable commercial efforts to cause their current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h) each of Thunder and TEI shall use its commercially reasonable efforts to cause the resignation of the directors and officers of the Thunder Subsidiaries, other than the Designated Executives, at the Effective Time and for such directors and officers to provide releases in form and substance satisfactory to Acquiring Parties and TEI shall cooperate with the Acquiring Parties to provide an orderly transition of control and management of Thunder and the Thunder Subsidiaries;

(i) Thunder and TEI shall make all reasonable efforts to ensure that all outstanding Thunder Rights are either exercised, terminated, expired or surrendered prior to the Effective Time, provided that Thunder and TEI shall not pay the holders any amount of consideration therefor nor shall they make any amendment to outstanding Thunder Rights without the prior written consent of the Acquiring Parties, except to permit the vesting of Thunder Rights on or immediately prior to the Effective Date. By no later than the Mailing Date, Thunder and TEI shall have obtained agreements, in a form satisfactory to AcquireCo, acting reasonably, between TEI, AcquireCo and each holder of Thunder Rights providing for the exercise, redemption, cancellation, termination, expiry or surrender of the Thunder Rights on or immediately prior to the Effective Time without payment therefor;

(j) neither Thunder nor TEI shall take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(k) Thunder shall promptly notify the Acquiring Parties in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Thunder, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Thunder or TEI in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Thunder shall in good faith discuss with the Acquiring Parties any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Thunder threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the Acquiring Parties pursuant to this provision;

(l) Thunder and TEI shall use reasonable commercial efforts to obtain the consent of their bankers and any other third party consents required for the transactions contemplated hereby and provide the same to the Acquiring Parties on or prior to the Effective Date;

(m) Thunder shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Thunder;

(n) Thunder shall provide notice to the Acquiring Parties of the Meeting and allow the Acquiring Parties' representatives to attend the Meeting;

(o) subject to compliance by the Acquiring Parties with Section 3.1(e), Thunder will ensure that the Information Circular provides Thunder Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Acquiring Parties Information in the Information Circular in the form approved by the Acquiring Parties and shall include, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Canadian Securities Laws; (ii) the unanimous determination of the Thunder Board of Directors that the Arrangement is fair, from a financial point of view, to Thunder Unitholders and Thunder Exchangeable Shareholders and is in the best interests of Thunder and Thunder Securityholders, and the unanimous recommendation of the Thunder Board of Directors that the Thunder Securityholders vote in favour of the Special Resolutions; and (iii) the fairness opinions of Thunder's financial advisors that the Arrangement is fair, from a financial point of view, to Thunder Unitholders; provided that, notwithstanding the covenants of Thunder in this subsection, prior to the completion of the Arrangement, the Thunder Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Thunder Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 6.1,

(p) except for proxies and other non-substantive communications with securityholders, Thunder will furnish promptly to the Acquiring Parties or their counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Thunder or TEI in connection with: (i) the Arrangement; (ii) the Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(q) Thunder shall solicit proxies to be voted at the Meeting in favour of matters to be considered at the Meeting, including the Special Resolutions, and shall, at the request of the Acquiring Parties and with its consent, not to be unreasonably withheld, engage an agent for the purposes of soliciting the deposit of proxies for the Meeting.

(r) Thunder shall indemnify and save harmless each of the Acquiring Parties, their respective affiliates and the shareholders, directors, officers and agents of each of the foregoing, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which any of the Acquiring Parties, their respective affiliates or the shareholders, directors, officers or agents thereof, may be subject or which any of the Acquiring Parties, their respective affiliates or the shareholders, directors, officers or agents thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Information Circular or in any material filed by or on behalf of Thunder in compliance or intended compliance with Applicable Securities Laws, which prevents or restricts the trading in the Thunder Units, Thunder Debentures or Thunder Exchangeable Shares; and

(iii) Thunder not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Thunder shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Acquiring Parties Information included in the Information Circular or the negligence of the Acquiring Parties;

(s) Thunder shall conduct the Meeting in accordance with the Thunder Trust Indenture, the Thunder Debenture Indenture and any instrument governing the Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Law;

(t) Thunder and TEI will make all necessary filings and applications under Applicable Laws required to be made on the part of Thunder and TEI in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(u) in the event that dissent rights are given to Thunder Securityholders under the terms of the Interim Order, Thunder shall promptly advise the Acquiring Parties of the number of Thunder Securities for which Thunder receives notices of dissent or written objections to the Arrangement and provide the Acquiring Parties with copies of such notices and written objections;

(v) Thunder shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement;

(w) Thunder and TEI shall take all reasonable commercial actions to cause the mailing of the Information Circular to the Thunder Securityholders to occur by the Mailing Date;

(x) at any time up to the Closing Time, upon receipt of a written request of the Acquiring Parties, Thunder and TEI shall suspend the operation of the Thunder DRIP with respect to the next distribution on the Thunder Units with respect to which such suspension is practicable;

(y) notwithstanding anything else contained in this Agreement, Thunder and TEI will promptly notify the Acquiring Parties in writing of any default, or pending default, under the Thunder Credit Facilities Agreement, and will use reasonable commercial efforts to cure such default as soon as possible in a manner satisfactory to the Acquiring Parties, acting reasonably. In

addition, at the written request of the Acquiring Parties given at any time subsequent to the approval by the Thunder Securityholders of the Arrangement as required herein, Thunder and TEI will take all necessary actions as may be requested by the Acquiring Parties, acting reasonably, to implement the terms of the BMO Commitment Letter;

(z) as may directed by the Acquiring Parties, Thunder and TEI agree to draw up to an aggregate drawn principal amount of $160 million (or such lesser amount as may be directed by the Acquiring Parties) on the credit facilities provided under the Thunder Credit Facilities Agreement before the term out date thereof, to be applied to Thunder's expenditures and obligations provided hereunder;

(aa) Thunder and TEI agree to use reasonable commercial efforts to extend the term out date under the Thunder Credit Facilities Agreement to July 15, 2007 and, if the credit facilities under the Thunder Credit Facilities Agreement have been drawn to comply with the covenant in Section 3.2(z), upon extension of the term out date thereof to July 15, 2007, such drawn down funds will be applied to reduce the outstanding amounts under the credit facilities and to thereafter manage working capital needs of Thunder having regard to revolving availability under the credit facilities; and

(bb) Thunder and TEI agree to provide the Acquiring Parties with monthly cash flow forecasts updated for the previous month actuals within 15 days of the previous month end and full prior month financial statements within 20 days of the previous month end consistent with the equivalent information contained in the Disclosure Letter.

### 3.3 Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of the Acquiring Parties and Thunder and TEI will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, and each of the Acquiring Parties and Thunder and TEI will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of the Acquiring Parties and TEI, subject in all cases to the Confidentiality Agreement; and

(d) to cooperate with the other Party and its tax advisors in structuring the Arrangement in a tax effective manner for each Party and the Thunder Securityholders, and assist the other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the other Party and its tax advisors shall consider necessary, acting reasonably,

provided that no Party shall be obligated to consent or agree to any structuring that has the effect of increasing or reducing the consideration receivable under the Arrangement by any of the Thunder Securityholders.

3.4 **Non-Solicitation**

(a) Thunder and TEI shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Thunder or TEI relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Neither Thunder nor TEI shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, Thunder and TEI and their officers, directors and advisers may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Thunder or TEI or any of their officers, directors or employees or any financial advisor, expert or other representative retained by either of them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Acquiring Parties as set out below), may furnish to such third party information concerning Thunder and the Thunder Subsidiaries and their business, properties and assets, in each case if, and only to the extent that:

situations) with respect to any material operational matters involved in its business. Notwithstanding the foregoing, all documents and information received by the Acquiring Parties from Thunder and TEI may be disclosed to the Acquiring Parties current and prospective counsel, auditors, bankers, advisors and business associates and to a limited number of potential investors; provided that, all such parties agree to maintain the confidentiality of the same on terms substantially similar to those contained in the Confidentiality Agreement.

### 3.6 Structuring Matters

To the extent that such would not be prejudicial to Thunder and the Thunder Subsidiaries, Thunder and TEI shall make reasonable commercial efforts to cooperate with the Acquiring Parties in structuring the Arrangement in a manner that meets the Acquiring Parties' business structuring objectives. In particular, to the extent the taxable income of Thunder at the Closing Time is expected to exceed cash distributions to the Unitholders, the Arrangement will be structured to ensure that such difference is eliminated, without changing the amount of the consideration payable to the Thunder Securityholders as contemplated in Section 3.3(b) and in a manner that, to the extent reasonably practicable, does not result in adverse tax consequences to the Thunder Securityholders.

## ARTICLE 4
## REPRESENTATIONS AND WARRANTIES

### 4.1 Representations and Warranties of the Acquiring Parties

The Acquiring Parties hereby jointly and severally make the representations and warranties set forth in this Section 4.1 to and in favour of Thunder and TEI and acknowledge that each of Thunder and TEI is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Organization and Qualification. Overlord is a corporation duly created and validly existing under the Laws of the Province of Alberta and has the requisite power and authority to own its assets and to conduct its affairs as now conducted. Infra-PSP is a legal entity duly created under the laws of Canada and has the requisite power and authority to own its assets and to conduct its affairs as now conducted. AcquireCo is a corporation duly created and validly existing under the Laws of the Province of Alberta and has the requisite power and authority to own its assets and to conduct its affairs as now conducted. Each of the Acquiring Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not significantly impede the ability of the Acquiring Parties to consummate the Arrangement.

(b) Authority Relative to this Agreement. Each of the Acquiring Parties has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by the Acquiring Parties of the Arrangement have been duly authorized by the board of directors of each of the Acquiring Parties and no other proceedings on the part the Acquiring Parties are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of the Acquiring Parties and, assuming the due execution and delivery of this Agreement by Thunder and TEI, constitutes a legal, valid and binding obligation of each of the Acquiring Parties enforceable against each of them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors

provided that no Party shall be obligated to consent or agree to any structuring that has the effect of increasing or reducing the consideration receivable under the Arrangement by any of the Thunder Securityholders.

3.4 **Non-Solicitation**

(a) Thunder and TEI shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Thunder or TEI relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Neither Thunder nor TEI shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, Thunder and TEI and their officers, directors and advisers may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Thunder or TEI or any of their officers, directors or employees or any financial advisor, expert or other representative retained by either of them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Acquiring Parties as set out below), may furnish to such third party information concerning Thunder and the Thunder Subsidiaries and their business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal and the Thunder Board of Directors has determined in good faith that: (1) funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) after consultation with its financial advisors, the Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially superior for the Thunder Securityholders to the transaction contemplated by this Agreement; (3) the Acquisition Proposal is not subject to any material conditions to which the obligations of the Acquiring Parties to complete the transactions hereunder are not subject to and (4) after receiving the advice of outside counsel, as reflected in minutes of the Thunder Board of Directors, the taking of such action is necessary for the Thunder Board of Directors in discharge of its fiduciary duties under Applicable Laws (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Thunder and TEI provide prompt notice to the Acquiring Parties to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the confidentiality agreement referenced above, and, if not previously provided to the Acquiring Parties, copies of all information provided to such third party concurrently with the provision of such information to such third party;

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and/or

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation:

(A) the Thunder Board of Directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(d) and after receiving the advice of outside counsel, as reflected in minutes of the Thunder Board of Directors, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws; and

(B) Thunder and TEI shall have complied with their obligations set forth in Section 3.4(d), terminated this Agreement in accordance with Section 8.1(c) and concurrently therewith paid the amount required by Section 6.1 to the Acquiring Parties.

(c) Thunder and TEI shall notify the Acquiring Parties orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the Acquiring Parties, copies of all information provided to such third party and all other information reasonably requested by the Acquiring Parties), within 24 hours of the receipt thereof, shall keep the Acquiring Parties informed of the status and details of any such inquiry, offer or proposal and answer the Acquiring Parties' questions with respect thereto;

(d) Thunder and TEI shall give the Acquiring Parties, orally and in writing, at least 72 hours advance notice of any decision by the Thunder Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Thunder Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, Thunder and TEI agree not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and not to withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period, Thunder and TEI shall, and shall cause their financial and legal advisors to, negotiate in good faith with the Acquiring Parties and their financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Thunder and TEI to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Acquiring Parties propose to amend this Agreement and the Arrangement to provide that the Thunder Securityholders, shall receive a value per Thunder Security equal to or having a value greater than the value per Thunder Security provided in the Superior Proposal and so advises the Thunder Board of Directors prior to the expiry of such 72 hour period, the Thunder Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(e) the Acquiring Parties agree that all information that may be provided to it by Thunder or TEI with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "**Confidential Information**" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(f) Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4 and Thunder shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

3.5 **Provision of Information; Access**

From and after the date hereof, each of Thunder and the Thunder Subsidiaries shall provide the Acquiring Parties and their representatives access, during normal business hours and at such other time or times as the Acquiring Parties may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to the Acquiring Parties all information concerning its business, properties and personnel as the Acquiring Parties may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit the Acquiring Parties to be in a position to expeditiously and efficiently integrate the business and operations of each of Thunder and the Thunder Subsidiaries with those of the applicable Acquiring Parties immediately upon, but not prior to, the Effective Date. Without limitation, representatives of the Acquiring Parties will be permitted to attend Thunder's weekly operations meetings. Thunder agrees to keep the Acquiring Parties fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Thunder and the Thunder Subsidiaries. Thunder shall confer with and obtain the Acquiring Parties' approval (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency

situations) with respect to any material operational matters involved in its business. Notwithstanding the foregoing, all documents and information received by the Acquiring Parties from Thunder and TEI may be disclosed to the Acquiring Parties current and prospective counsel, auditors, bankers, advisors and business associates and to a limited number of potential investors; provided that, all such parties agree to maintain the confidentiality of the same on terms substantially similar to those contained in the Confidentiality Agreement.

3.6 **Structuring Matters**

To the extent that such would not be prejudicial to Thunder and the Thunder Subsidiaries, Thunder and TEI shall make reasonable commercial efforts to cooperate with the Acquiring Parties in structuring the Arrangement in a manner that meets the Acquiring Parties' business structuring objectives. In particular, to the extent the taxable income of Thunder at the Closing Time is expected to exceed cash distributions to the Unitholders, the Arrangement will be structured to ensure that such difference is eliminated, without changing the amount of the consideration payable to the Thunder Securityholders as contemplated in Section 3.3(b) and in a manner that, to the extent reasonably practicable, does not result in adverse tax consequences to the Thunder Securityholders.

## ARTICLE 4
## REPRESENTATIONS AND WARRANTIES

4.1 **Representations and Warranties of the Acquiring Parties**

The Acquiring Parties hereby jointly and severally make the representations and warranties set forth in this Section 4.1 to and in favour of Thunder and TEI and acknowledge that each of Thunder and TEI is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Organization and Qualification. Overlord is a corporation duly created and validly existing under the Laws of the Province of Alberta and has the requisite power and authority to own its assets and to conduct its affairs as now conducted. Infra-PSP is a legal entity duly created under the laws of Canada and has the requisite power and authority to own its assets and to conduct its affairs as now conducted. AcquireCo is a corporation duly created and validly existing under the Laws of the Province of Alberta and has the requisite power and authority to own its assets and to conduct its affairs as now conducted. Each of the Acquiring Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not significantly impede the ability of the Acquiring Parties to consummate the Arrangement.

(b) Authority Relative to this Agreement. Each of the Acquiring Parties has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by the Acquiring Parties of the Arrangement have been duly authorized by the board of directors of each of the Acquiring Parties and no other proceedings on the part the Acquiring Parties are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of the Acquiring Parties and, assuming the due execution and delivery of this Agreement by Thunder and TEI, constitutes a legal, valid and binding obligation of each of the Acquiring Parties enforceable against each of them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors

and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) No Violations. Except as disclosed to Thunder in writing prior to the execution of this Agreement or as contemplated by this Agreement:

(i) the execution and delivery of this Agreement by the Acquiring Parties, the consummation of the Arrangement and compliance by the Acquiring Parties with any of the provisions hereof will not: (A) violate, conflict with, result in a breach of any provision of, require any consent, approval or notice under, constitute a default under (or an event which, with notice or lapse of time or both, would constitute a default), or result in a right of termination or acceleration under any of the terms, conditions or provisions of (1) the articles, by-laws, shareholder agreements or other constating documents of the Acquiring Parties, (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which an Acquiring Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which any of them is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Acquiring Parties or any of their respective properties or assets; or (C) cause the suspension or revocation of any authorization, consent, approval or license of the Acquiring Parties currently in effect, except in each case to the extent not significantly impede the ability of the Acquiring Parties to consummate the Arrangement; and

(ii) other than in connection with or in compliance with the provisions of applicable Laws or which are required to be filed post Arrangement, (A) there is no legal impediment to the consummation of the Arrangement by the Acquiring Parties, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Acquiring Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not significantly impede the ability of the Acquiring Parties to consummate the Arrangement.

(d) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of the Acquiring Parties, threatened or for which there is a reasonable basis, affecting or that would affect the Acquiring Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Acquiring Parties which, if successful, would significantly impede the ability of the Acquiring Parties to consummate the Arrangement.

(e) Ownership of AcquireCo. As of the date hereof, Overlord and Infra-PSP are the beneficial direct or indirect owners of all of the outstanding shares of AcquireCo.

(f) Cash Available. The Acquiring Parties have available funds from cash on hand and under existing lines of credit to permit the payment of the amounts required to be paid to Thunder Securityholders pursuant to the Arrangement.

4.2 **Representations and Warranties of Thunder**

Thunder and TEI hereby jointly and severally make the representations and warranties set forth in this Section 4.2 to and in favour of the Acquiring Parties and acknowledge that the Acquiring Parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Organization and Qualification. Thunder is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. Thunder Energy Partnership is a partnership duly created and validly existing under the Laws of the Province of Alberta and has the requisite partnership power and authority to own its assets and to carry on its business as now conducted. Each of TEI, 1283831 Alberta Ltd., 832027 Alberta Ltd. and Thunder ExchangeCo is a corporation duly incorporated or amalgamated and validly existing under the Laws of the Province of Alberta and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted.

(b) Registration. Each of Thunder and the Thunder Subsidiaries is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on Thunder and the Thunder Subsidiaries (taken as a whole).

(c) Constating Documents. Copies of the constating documents of Thunder and the Thunder Subsidiaries provided to the Acquiring Parties, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(d) Authority Relative this Agreement. Each of Thunder and TEI has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Thunder and TEI of the Arrangement have been duly authorized by the Thunder Board of Directors and, subject to the requisite approval of the Thunder Securityholders, no other proceedings on the part of Thunder or TEI are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Thunder and TEI and, assuming the due execution and delivery of this Agreement by the Acquiring Parties and PSP, constitutes a legal, valid and binding obligation of each of Thunder and TEI enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e) Subsidiaries. Thunder has no Subsidiaries other than the Thunder Subsidiaries.

(f) No Violations. Except as disclosed in the Disclosure Letter, or as contemplated by this Agreement:

(i) the execution and delivery of this Agreement by Thunder and TEI, the consummation of the Arrangement and compliance by Thunder and TEI with any of the provisions hereof will not: (A) violate, conflict with, result in a breach of any provision of, require any consent, approval or notice under, constitute a default under (or an event which, with notice or lapse of time or both, would constitute a default), result in a

right of termination or acceleration under, result in the creation of any encumbrance upon any of the properties or assets of Thunder or the Thunder Subsidiaries, cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the articles, by-laws, shareholder agreements or other constating documents of Thunder or any of the Thunder Subsidiaries, (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Thunder or a Thunder Subsidiary is a party or to which any of them, or any of their respective properties or assets, may be subject or by which any of them is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Thunder or the Thunder Subsidiaries or any of their respective properties or assets; or (C) cause the suspension or revocation of any authorization, consent, approval or license of Thunder or the Thunder Subsidiaries currently in effect, except in each case to the extent such would neither have a Material Adverse Effect on Thunder and the Thunder Subsidiaries (taken as a whole) nor significantly impede the ability of Thunder and TEI to consummate the Arrangement; and

(ii) other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post Arrangement, (A) there is no legal impediment to the consummation of the Arrangement by Thunder and TEI, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Thunder or TEI in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not significantly impede the ability of Thunder or TEI to consummate the Arrangement.

(g) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Thunder or TEI, threatened, or for which there is a reasonable basis, affecting or that would affect Thunder or the Thunder Subsidiaries or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of Thunder or the Thunder Subsidiaries which, if successful, would have a Material Adverse Effect on Thunder and the Thunder Subsidiaries (taken as a whole), or would significantly impede the ability of Thunder or TEI to consummate the Arrangement.

(h) Taxes, etc. Except as disclosed in the Disclosure Letter:

(i) All Tax Returns required to be filed by or on behalf of Thunder and the Thunder Subsidiaries have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Thunder and the Thunder Subsidiaries with respect to items or periods covered by such Tax Returns;

(ii) Thunder has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2006 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii) for all periods ended on or before December 31, 2006, the Acquiring Parties has been furnished by Thunder true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by Thunder and the Thunder Subsidiaries or on behalf of any such parties relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for Thunder and the Thunder Subsidiaries;

(iv) no material deficiencies exist or have been asserted with respect to Taxes of Thunder or the Thunder Subsidiaries;

(v) none of Thunder or the Thunder Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Thunder and TEI, has such an event been asserted or threatened against Thunder or the Thunder Subsidiaries or any of their respective assets that would have a Material Adverse Effect on Thunder and the Thunder Subsidiaries (taken as a whole). No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Thunder or the Thunder Subsidiaries. No audit by tax authorities of Thunder or any of the Thunder Subsidiaries is in process or pending or, to the knowledge of Thunder or TEI, threatened; and

(vi) Thunder has provided adequate accruals in its consolidated financial statements for the period ended December 31, 2006 (or such amounts are fully funded) for all pension or other employee benefit obligations of Thunder and the Thunder Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Thunder or the Thunder Subsidiaries.

(i) Reporting Issuer Status. Thunder is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Thunder Units and Thunder Debentures are listed and posted for trading on the TSX and Thunder is in material compliance with the rules of the TSX.

(j) Capitalization. As of the date hereof, the authorized capital of Thunder consists of an unlimited number of Thunder Units and an unlimited number of Special Voting Units (as defined in the Thunder Trust Indenture). As of the date hereof there are issued and outstanding 52,851,490 Thunder Units and one Special Voting Unit. Other than 6,410,256 Thunder Units issuable pursuant to the Thunder Debentures, such Thunder Units as are reserved for issuance pursuant to the Thunder DRIP, 385,513 Thunder Units issuable pursuant to the Thunder restricted unit plan, 154,970 Thunder Units issuable under the Thunder performance unit plan, such additional Thunder Units that become issuable pursuant to the Thunder Incentives Plans due to the adjustment of exchange ratio upon the payment of distributions in accordance with terms of the Thunder Incentive Plans and 390,895 Thunder Units issuable pursuant to the Thunder Exchangeable Shares, as of the date hereof there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Thunder of any securities of Thunder (including Thunder Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Thunder (including Thunder Units). All outstanding Thunder Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Thunder Units issuable pursuant to the Thunder Exchangeable Shares and upon vesting of Thunder Rights pursuant to the Thunder Incentive Plans in accordance

with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(k) Ownership of Subsidiaries. As of the date hereof, Thunder is the beneficial direct or indirect owner of all of the outstanding securities, including shares, limited partnership units and trust units, as applicable, of the Thunder Subsidiaries (other than the 284,772 outstanding Thunder Exchangeable Shares) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under Thunder's credit facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Thunder Subsidiaries of any securities of the Thunder Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Thunder Subsidiaries. All outstanding securities of the Thunder Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(l) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Thunder Units, the Thunder Exchangeable Shares, the Thunder Debentures or any other securities of Thunder has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Thunder and TEI, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(m) Material Agreements. There are no agreements material to the conduct of the affairs or businesses of Thunder and the Thunder Subsidiaries, except for those agreements disclosed in the Disclosure Letter or those entered into in the ordinary course of business (copies of which were made available to the Acquiring Parties in Thunder's virtual data room), and all such material agreements are valid and subsisting and Thunder or the Thunder Subsidiary that is a party thereto is not in material default under any such agreements.

(n) Filings. Thunder has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Thunder will deliver to the Acquiring Parties, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Thunder with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Acquiring Parties, as to which Thunder and TEI make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(o) No Material Adverse Change. Since July 7, 2005, other than as disclosed in the Thunder Public Record, (i) Thunder and the Thunder Subsidiaries have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Thunder (taken as a whole) has been incurred other than in the ordinary course of business, and (iii) there has not been any

Material Adverse Change in respect of Thunder and the Thunder Subsidiaries (taken as a whole).

(p) Books and Records. The records and minute books of Thunder and the Thunder Subsidiaries have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(q) Thunder Public Record. As of their respective dates, the documents forming the Thunder Public Record did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(r) Thunder Financial Statements. The Thunder Financial Statements were prepared in accordance with GAAP and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Thunder on a consolidated basis as of the dates thereof and for the periods indicated therein and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Thunder on a consolidated basis. There has been no material change in Thunder's accounting policies, except as required under GAAP or as described in the notes to the Thunder Financial Statements, since January 1, 2006.

(s) Absence of Undisclosed Liabilities. Thunder and Thunder Subsidiaries have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Thunder Financial Statements (the "**Thunder Balance Sheets**");

(ii) those incurred in the ordinary course of business and not required to be set forth in the Thunder Balance Sheets under GAAP;

(iii) those incurred in the ordinary course of business since the dates of the Thunder Balance Sheets and consistent with past practice; and

(iv) those incurred in connection with the execution of this Agreement.

(t) Environmental. Except as disclosed in writing to the Acquiring Parties in the Disclosure Letter, there has not occurred any material spills, emissions or pollution on any property of Thunder or any Thunder Subsidiary, nor has Thunder or any Thunder Subsidiary been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Thunder and the Thunder Subsidiaries (taken as a whole). All operations of Thunder and the Thunder Subsidiaries have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on Thunder and the Thunder Subsidiaries (taken as a whole). Thunder and the Thunder Subsidiaries are not subject to, nor are Thunder or TEI aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to Thunder and the Thunder Subsidiaries, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances,

which would have a Material Adverse Effect on Thunder and the Thunder Subsidiaries (taken as a whole).

(u) Title. Although they do not warrant title, except as disclosed in writing to the Acquiring Parties in the Disclosure Letter, neither Thunder nor TEI has any knowledge or is aware of any defects, failures or impairments in the title of Thunder and the Thunder Subsidiaries to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of Thunder and the Thunder Subsidiaries; or (iii) the current consolidated cash flow of Thunder and the Thunder Subsidiaries.

(v) Licences. Each of Thunder and the Thunder Subsidiaries has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would not have a Material Adverse Effect on Thunder and the Thunder Subsidiaries (taken as a whole).

(w) Compliance with Laws. Each of Thunder and the Thunder Subsidiaries has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of Thunder and the Thunder Subsidiaries (taken as a whole) or on the ability of Thunder and TEI to consummate the Arrangement.

(x) Long Term and Derivative Transactions. Except as disclosed in the Thunder Public Record, none of Thunder and the Thunder Subsidiaries has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(y) Fairness Opinions. The Thunder Board of Directors has received verbal opinions as of April 23, 2007 (and have been advised that they will receive written opinions) from BMO Nesbitt Burns (or its affiliate) and Canaccord Capital Corporation (or its affiliate) that the consideration to be received by the Thunder Unitholders in connection with the Arrangement is fair, from a financial point of view, to the Thunder Unitholders.

(z) Employees. Thunder has made available to the Acquiring Parties true complete and correct copies of all employment, severance or termination agreements or other compensation arrangements with any former or current director, officer, employee or executive. TEI has not agreed to recognize any union or other collective bargaining representative, nor has any union or other collective bargaining representative been certified as the exclusive bargaining representative of any Employees and TEI is not a party to, or bound by, any collective

bargaining agreement or any other labour contract applicable to any Employees. To the knowledge of Thunder and the Thunder Subsidiaries, no union organizational campaign or representation petitions are currently pending with respect to any of the Employees. There is no labour strike or labour dispute, slowdown, lockout or stoppage actually pending or to the knowledge of Thunder and the Thunder Subsidiaries, threatened against or affecting TEI and TEI has not experienced any labour strikes or labour disputes, slowdowns, lockouts or stoppages within the last three years. All Employees and Executives have been, or will have been on or before the Closing Time, paid, or adequate amounts shall have been accrued for wages, salaries, commissions, bonuses, vacation pay, severance and termination pay, sick pay, and other compensation, for all services performed by them or that was accrued by them up to the Closing Time, in accordance with the obligations of TEI under any employment practices and policies or individual agreement to which TEI is a party, or by which TEI may be bound. There are no current, pending or, to the knowledge of Thunder and the Thunder Subsidiaries, threatened proceedings or claims before any board, tribunal, arbitrator or Governmental Entity with respect to employment Laws, including, but not limited to, employment standards, occupational health and safety, privacy, workers' compensation and human rights. TEI is not subject to any settlement agreement, conciliation agreement, letter of commitment, deficiency letter or consent decree with any present or former executive, employee or applicant for employment, or other employee representative, or any Governmental Entity or arbitrator relating to claims of employment discrimination, or other claims with respect to employment practices and policies, and no Governmental Entity or arbitrator has issued a judgment, order, decree, injunction, decision, award or finding with respect to the employment practices or policies of TEI. There are no outstanding assessments, penalties, fines, charges, surcharges, or other amounts due and owing pursuant to any workplace safety and insurance legislation by TEI and TEI has not been reassessed in any material respect under such legislation during the past three years. The total severance obligations and compensation commitments associated with terminating all Executives and Employees without just cause at the Closing Time does not and will not exceed $5,150,000. TEI has not entered into any independent contractor arrangements that are not terminable on 30 days notice or less, without further penalty.

(aa) Employee Benefit Plans. Thunder has made available to the Acquiring Parties true, complete and correct copies of the Benefit Plans, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Benefit Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Benefit plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Thunder and TEI, there are no pending or anticipated material claims against or otherwise involving any of the Benefit plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Benefit Plan activities) has been brought against or with respect to any Benefit Plan; (v) all material contributions, reserves or premium payments required to be made to the Benefit Plans have been made or provided for; (vi) no Thunder Party has any material obligation for retiree health and life benefits under any Benefit Plan; (vii) no insurance policy or other contract or agreement affecting any Benefit Plan requires or permits a retroactive

increase in premiums or payments due thereunder; and (viii) none of the Benefit Plans is a multi-employer pension plan as defined under the provisions of Applicable Law.

(bb) Insurance. Policies of insurance are in force as of the date hereof naming Thunder or a Thunder Subsidiary as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Thunder Subsidiaries operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(cc) Indebtedness To and By Officers, Directors and Others. None of Thunder nor the Thunder Subsidiaries is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to Thunder or any Thunder Subsidiary, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of Thunder and the Thunder Subsidiaries.

(dd) No Limitation. Except as disclosed in writing to the Acquiring Parties prior to the date hereof, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any of Thunder or the Thunder Subsidiaries is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any of Thunder and the Thunder Subsidiaries in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any of Thunder and the Thunder Subsidiaries from engaging in this business or from competing with any Person or in any geographic area.

(ee) Guarantees and Indemnification. Other than as disclosed in writing to the Acquiring Parties, none of Thunder or the Thunder Subsidiaries is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting and agency agreements) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of Thunder or any Thunder Subsidiary.

(ff) Information to Independent Engineer. Thunder and TEI have no reason to believe that the report of GLJ dated March 5, 2007 and effective as of December 31, 2006, evaluating the crude oil and natural gas reserves and future net production revenues attributable to the properties of the Thunder Subsidiaries as of December 31, 2006 (the "**Thunder Report**") was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Thunder and TEI have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Thunder has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the Thunder Subsidiaries, in each case as at the effective dates of such reports, and, in particular, all material information respecting the Thunder Subsidiaries' interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information

provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(gg) No Insider Rights. No director, officer, insider or other party not at arm's length to Thunder or the Thunder Subsidiaries has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of Thunder or the Thunder Subsidiaries.

(hh) Disclosure. The data and information in respect of Thunder and the Thunder Subsidiaries and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Thunder to or on behalf of the Acquiring Parties was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Thunder has provided monthly forecasts for portions 2007 as set out in the Disclosure Letter.

(ii) Debt and Working Capital. As at March 31, 2007, Thunder's Debt did not exceed $150 million and its working capital deficiency was not more than $22 million.

(jj) Production. For the quarter ended March 31, 2007, the Thunder Subsidiaries' production was not less than 8,600 boe/d.

(kk) No Defaults under Leases and Agreements. Except as disclosed in the Disclosure Letter:

(i) no Thunder Subsidiary has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Thunder Subsidiary's oil and gas assets to which it is a party or by or to which it or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii) to their knowledge:

(A) each of the Thunder Subsidiaries is in good standing under all, and is not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(ll) No Encumbrances. None of the Thunder Subsidiaries has encumbered or alienated its interest in the Thunder Subsidiaries' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to: (i) encumbrances securing the Thunder Credit Facilities Agreement and derivative transactions with the lenders (and other affiliates)

thereunder or (ii) encumbrances disclosed in the Disclosure Letter or those arising in the ordinary course of business, which are not material in the aggregate.

(mm) No Reduction of Interests. Except as disclosed to the Acquiring Parties in the Disclosure Letter, none of the Thunder Subsidiaries' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Thunder Subsidiary except to the extent that all such reductions or changes to an interest would not in the aggregate have a Material Adverse Effect.

(nn) Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Thunder Subsidiaries' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(oo) Production Allowables and Production Penalties.

(i) None of the wells in which any of the Thunder Subsidiaries holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the Thunder Subsidiaries has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii) None of the Thunder Subsidiaries has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(pp) Operation and Condition of Wells. All wells in which any of the Thunder Subsidiaries holds an interest:

(i) for which any of the Thunder Subsidiaries was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii) for which none of the Thunder Subsidiaries was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect;

(qq) Operation and Condition of Tangibles. The Thunder Subsidiaries' tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i) for which any of the Thunder Subsidiaries was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which a Thunder Subsidiary was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which none of the Thunder Subsidiaries was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the Thunder Subsidiaries was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect.

(rr) Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the Thunder Subsidiaries' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Thunder Financial Statements in excess of $2 million for each such commitment, approval or authorization other than those disclosed to the Acquiring Parties in the Disclosure Letter.

(ss) Brokers and Finders. The Thunder and the Thunder Subsidiaries have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except BMO Nesbitt Burns Inc. and Canaccord Capital Corporation, which have been retained as Thunder's financial advisors. The total obligation of Thunder and the Thunder Subsidiaries to such financial and strategic advisors is set forth in the engagement letters between Thunder and such advisors, copies of which have been provided to the Acquiring Parties. After the payment of such financial obligations to BMO Nesbitt Burns Inc. and Canaccord Capital Corporation, Thunder and the Thunder Subsidiaries will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(tt) Employment and Officer Obligations. Other than the Thunder Employment Agreements, TEI's existing health plan and pension obligations, the obligations referenced in Section 2.4 or as disclosed to the Acquiring Parties in the Disclosure Letter, there are no employment or consulting services agreements, termination, severance and retention plans or policies of Thunder or the Thunder Subsidiaries. The obligations of TEI under the Thunder Employment Agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Thunder incentive plan, arising out of or in connection with the Arrangement, including the obligations referred to in Section 2.4, shall not exceed $3,700,000.

(uu) Confidentiality Agreements. All agreements entered into by Thunder with Persons other than the Acquiring Parties regarding the confidentiality of information provided to such Persons or reviewed by such Persons with respect to the sale of Thunder or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Thunder has not waived the standstill or other provisions of any of such agreements.

(vv) Outstanding Acquisitions. Neither Thunder nor any of the Thunder Subsidiaries have any rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(ww) Mutual Fund Trust. Thunder is, and at all times since its formation has been, a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(xx) Board Approval. The Thunder Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Thunder and the Thunder Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to the Thunder Unitholders and Thunder Exchangeable Shareholders and has resolved to unanimously recommend approval of the Arrangement by the Thunder Securityholders.

(yy) Disclosure. To the knowledge of Thunder and the Thunder Subsidiaries, Thunder has not withheld from the Acquiring Parties any material information or documents concerning Thunder or any of the Thunder Subsidiaries or their respective assets or liabilities during the course of the Acquiring Parties' review of Thunder, the Thunder Subsidiaries and their respective assets.

(zz) Off-Balance Sheet Arrangements. Neither Thunder nor any of the Thunder Subsidiaries has any "off-balance sheet arrangements".

## 4.3 Privacy Issues

(a) For the purposes of this Section 4.3, the following definitions shall apply:

(i) "**applicable law**" means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) "**applicable privacy laws**" means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) "**authorized authority**" means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body

exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(iv) **"Personal Information"** means information about an individual transferred to Thunder or TEI to an Acquiring Party in accordance with this Agreement and/or as a condition of the Arrangement.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

## ARTICLE 5
## CONDITIONS PRECEDENT

### 5.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to May 28, 2007, the Interim Order shall have been granted in form and substance satisfactory to the Acquiring Parties and Thunder, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Acquiring or Thunder, acting reasonably, on appeal or otherwise;

(b) the applicable Special Resolution concerning the Thunder Unitholders and Thunder Exchangeable Shareholders shall have been passed by the Thunder Unitholders and Thunder Exchangeable Shareholders on or prior to July 10, 2007 in accordance with the Interim Order and in form and substance satisfactory to the Acquiring Parties and Thunder, acting reasonably;

(c) on or prior to July 10, 2007, the Final Order shall have been granted in form and substance satisfactory to the Acquiring Parties and Thunder, acting reasonably;

(d) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to the Acquiring Parties and Thunder, acting reasonably;

(e) the Arrangement shall have become effective on or prior to July 11, 2007;

(f) the relevant waiting period in section 123 of the Competition Act shall have expired and: (i) an advance ruling certificate ("**ARC**") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("**Commissioner**") appointed under the Competition Act; or (ii) a "no action letter" satisfactory to the Acquiring Parties and Thunder, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to the Acquiring Parties and Thunder, acting reasonably; and in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(g) in addition to the approval required by Section 5.1(f), all other required regulatory, governmental and third party approvals and consents necessary for the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to the Acquiring Parties and Thunder, each acting reasonably, all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(h) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Thunder and TEI and the Acquiring Parties and may be asserted by Thunder and TEI or the Acquiring Parties regardless of the circumstances and may be waived by Thunder and TEI or the Acquiring Parties (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Thunder and TEI or the Acquiring Parties may have.

5.2 **Additional Conditions to Obligations of the Acquiring Parties**

The obligation of the Acquiring Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Thunder shall have mailed the Information Circular and other documentation required in connection with the Meeting on or before May 28, 2007;

(b) each of the acts and undertakings of Thunder and TEI to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Thunder;

(c) Thunder shall have furnished the Acquiring Parties with:

(i) certified copies of the resolutions duly passed by the Thunder Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Thunder Securityholders, duly passed at the Meeting, approving the Special Resolutions;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Thunder and TEI contained in Section 4.2 shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of Thunder and TEI shall have complied in all respects with its covenants in this Agreement and the Acquiring Parties shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of TEI acting solely on behalf of TEI and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and the Acquiring Parties will have no knowledge to the contrary;

(e) there shall not have occurred any Material Adverse Change respecting Thunder and the Thunder Subsidiaries (taken as a whole) which has not been disclosed in the Thunder Public Record prior to the date hereof or disclosed to the Acquiring Parties in the Disclosure Letter;

(f) as at the Effective Date, Thunder's Debt shall not exceed $150 million;

(g) the Acquiring Parties shall have received resignations and releases from the directors and officers of Thunder and the Thunder Subsidiaries, other than resignations as officers of the Designated Executives, in form satisfactory to Overlord and PSP, acting reasonably, which releases shall contain exceptions for amounts or obligations owing to such directors or officers as a result of accrued but unpaid salary, bonus, benefits and other compensation and as a result of the Arrangement or pursuant to indemnity or directors' and officers' insurance arrangements;

(h) all Thunder Rights shall have been exercised or terminated;

(i) in the event that dissent rights are given to Thunder Securityholders under the terms of the Interim Order, holders of not greater than 10% of each of the Thunder Units and Thunder Debentures shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(j) on or before April 30, 2007, Thunder and TEI shall have delivered executed lock-up agreements of each of the officers and directors of TEI who hold any securities of Thunder or TEI, together holding not less than 1,400,000 Thunder Units, such agreements to be in a form agreed to by the Acquiring Parties and Thunder, acting reasonably, and to be terminable on the completion of the Arrangement or the termination of this Agreement; and

(k) the applicable Special Resolution concerning the Thunder Debentureholders shall have been passed by the Thunder Debentureholders on or prior to July 10, 2007 in accordance with Section 2.8 and in form and substance satisfactory to the Acquiring Parties, acting reasonably.

The conditions in this Section 5.2 are for the exclusive benefit of the Acquiring Parties and may be asserted by the Acquiring Parties regardless of the circumstances or may be waived by the Acquiring Parties in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Acquiring Parties may have.

### 5.3 Additional Conditions to Obligations of Thunder and TEI

The obligation of Thunder and TEI to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) each of the acts and undertakings of the Acquiring Parties to be performed on or before the Effective Date pursuant to the terms of this Agreement and the Plan of Arrangement shall have been duly performed by the Acquiring Parties;

(b) the Acquiring Parties shall have furnished Thunder with certified copies of the resolutions duly passed by the board of directors or equivalent authority of each of the Acquiring Parties approving this Agreement and the consummation of the transactions contemplated hereby; and

(c) except as affected by the transactions contemplated by this Agreement, the representations and warranties of the Acquiring Parties contained in Section 4.1 shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of the Acquiring Parties shall have complied in all respects with its covenants in this Agreement and Thunder shall have received a certificate to that effect dated the Effective Date from two senior officers of each the Acquiring Parties acting solely on behalf of the applicable Acquiring Party and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Thunder will have no knowledge to the contrary.

The conditions in this Section 5.3 are for the exclusive benefit of Thunder and TEI may be asserted by Thunder and TEI regardless of the circumstances or may be waived by Thunder and TEI in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Thunder and TEI may have.

5.4 **Notice and Effect of Failure to Comply with Conditions**

(a) Each of the Acquiring Parties and Thunder shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If any of the conditions precedents set forth in Sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, terminate this Agreement at any time prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement provided that (i) Article 6 hereof shall survive any such termination and (ii) the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail, and to the extent applicable, all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

5.5 **Satisfaction of Conditions**

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

## ARTICLE 6
## AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

### 6.1 Acquiring Party Damages

If at any time after the execution of this Agreement:

(a) the board of directors of Thunder has withdrawn or changed any of its recommendations or determinations referred to in Section 3.2(o) and 4.2(xx) in a manner adverse to the Acquiring Parties or shall have resolved to do so prior to the Effective Date;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to Thunder, TEI or any of the Thunder Securityholders prior to the date of the Meeting, the Thunder Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval and any Acquisition Proposal is completed within 12 months following the date of the Meeting;

(c) Thunder accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Either Thunder or TEI breaches any of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change or materially impedes the completion of the Arrangement and the Acquiring Parties give notice to Thunder and TEI that they do not intend to complete the Arrangement as a result of such breach;

(each of the above being an "**Acquiring Parties Damages Event**"), then in the event of the termination of this Agreement pursuant to Section 8.1, Thunder shall pay to AcquireCo, on behalf of all of the Acquiring Parties, the sum of $10,000,000 as liquidated damages in immediately available funds to an account designated by AcquireCo within one business day after the first to occur of the events described above, and, after such event but prior to payment of such amount, Thunder shall be deemed to hold such fund in trust for the Acquiring Parties.

In the event a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to Thunder, TEI or any of the Thunder Securityholders prior to the date of the Meeting and the Thunder Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval (the "**Expenses Event**"), Thunder shall (unless an Acquiring Parties Damages Event under Section 6.1(a), (b) or (c) shall have occurred) pay to AcquireCo, on behalf of all of the Acquiring Parties, the sum of $2,000,000 as liquidated damages in immediately available funds to an account designated by AcquireCo within one Business Day after the first to occur of the date of the Meeting and, if the Meeting is not held, the initially announced date of the Meeting, and, after such event but prior to payment of such amount, Thunder shall be deemed to hold such funds in trust for the Acquiring Parties. If, pursuant to Section 6.1(b), an Acquiring Parties Damages Event occurs subsequent to an Expenses Event, the payment made in respect of the Expenses Event shall be credited against the payment required for the Acquiring Parties Damages Event.

For clarity, Thunder shall not be obligated to make any payments in excess of an aggregate of $10,000,000 pursuant to this Section 6.1.

6.2 **Liquidated Damages**

Each Party acknowledges that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Acquiring Parties will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Thunder and TEI irrevocably waive any right they may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the amounts pursuant to this Article 6 is the sole monetary remedy of the Acquiring Parties for any breach or breaches of this agreement by Thunder or TEI. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith. Nothing herein or in Section 5.4(b) or Article 8 shall prevent Thunder or TEI from bringing any action to recover actual damages from PSP or any Acquiring Party for a breach of this agreement by PSP or an Acquiring Party.

## ARTICLE 7
## AMENDMENT

7.1 **Amendment**

This Agreement may at any time and from time to time before or after the holding of the Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of the Thunder Securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by a Thunder Securityholder, as the case may be, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

## ARTICLE 8
## TERMINATION

8.1 **Termination**

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of the Acquiring Parties and Thunder;

(b) as provided in Section 5.4(b);

(c) by the Acquiring Parties upon the occurrence of an Acquiring Parties Damages Event as provided in Section 6.1; or

(d) by Thunder upon the occurrence of an Acquiring Parties Damages Event and the payment by Thunder to the Acquiring Parties of the amount required by Section 6.1.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (d) of this Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except as set forth in Article 6 and each Party's obligations in the Confidentiality Agreement which shall survive such termination.

**ARTICLE 9**
**NOTICES**

9.1 **Notices**

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a) in the case of Overlord or AcquireCo, to:

Overlord Financial Inc.
Suite 3400, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7

Attention: Eric Tremblay
Facsimile: (403) 770-4850

(b) in the case of PSP or Infra-PSP, to:

Public Section Pension Investment Board
Suite 2030, 1250 Rene-Levesque Blvd. West
Montreal, Quebec H3B 4W8

Attention: Patrick Samson
Facsimile: (514) 989-4966

and:

Attention: Valery Zamuner
Facsimile: (514) 937-0403

with a copy to:

Blake, Cassels & Graydon LLP
#3500, East Tower, Bankers Hall
855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8

Attention: Brock Gibson
Facsimile: (403) 260-9700

(c) in the case of Thunder or TEI, to:

Thunder Energy Trust
400, 321 - 6th Avenue S.W.
Calgary, Alberta T2P 3H3

Attention: Stuart J. Keck
Fax: (403) 232-1317

with a copy to:

Heenan Blaikie LLP
12th Floor, 425- 1st Street S.W.
Calgary, AB T2P 3L8

Attention: James Pasieka
Facsimile: (403) 234-7987

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

## ARTICLE 10
## GENERAL

10.1 **Binding Effect**

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2 **Assignment**

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

10.3 **Disclosure**

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

10.4 **Costs**

Except as contemplated herein (including Article 6 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby.

The Acquiring Parties and Thunder shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

10.5 **Severability**

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6 **Further Assurances**

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7 **Time of Essence**

Time shall be of the essence of this Agreement.

10.8 **Governing Law**

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably atom to the jurisdiction of the courts of the Province of Alberta.

10.9 **Waiver**

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10 **Third Party Beneficiaries**

The provisions of Section 2.4 and Section 2.6 are intended for the benefit of the directors, officers, employees and consultants of Thunder and the Thunder Subsidiaries referenced therein, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and the Acquiring Parties shall hold the rights and benefits of Section 2.4 and Section 2.6 in trust for and on behalf of the Third Party Beneficiaries and the Acquiring Parties hereby accept such trust and agree to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries.

10.11 **Obligations**

The Parties hereto acknowledge that, with respect to Thunder being a party to this Agreement, TEI is entering into this agreement in its capacity as administrator of Thunder and the obligations of Thunder hereunder shall not be personally binding upon TEI or any of the Thunder Unitholders and that any recourse against Thunder, the Thunder Trustee, TEI or any Thunder Unitholder in any manner in respect of any indebtedness, obligation or liability of Thunder arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Thunder Trust Indenture.

10.12 **Counterparts**

This Agreement may be executed in counterparts and by facsimile, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

**THUNDER ENERGY TRUST, by its Administrator, Thunder Energy Inc.**

Per: (signed) "Stuart J. Keck"
Name: Stuart J. Keck
Title: President and Chief Executive Officer

Per: (signed) "Pamela Kazeil"
Name: Pamela Kazeil
Title: Vice President, Finance and Chief Financial Officer

**THUNDER ENERGY INC.**

Per: (signed) "Stuart J. Keck"
Name: Stuart J. Keck
Title: President and Chief Executive Officer

Per: (signed) "Pamela Kazeil"
Name: Pamela Kazeil
Title: Vice President, Finance and Chief Financial Officer

**OVERLORD FINANCIAL INC.**

Per: (signed) "Eric Tremblay"
Name: Eric Tremblay
Title: Chief Executive Officer

Per: (signed) "Larry Titley"
Name: Larry Titley
Title: Chief Financial Officer

**INFRA-PSP CANADA INC.**

Per: (signed) "Bruno Guilmette"
Name: Bruno Guilmette
Title: Vice-President

Per: (signed) "Assunta Di Lorenzo"
Name: Assunta Di Lorenzo
Title: Vice-President and Secretary General Counsel

**PUBLIC SECTOR PENSION INVESTMENT BOARD**

Per: (signed) "Bruno Guilmette"
Name: Bruno Guilmette
Title: First Vice-President, Infrastructure Investments

Per: (signed) "Assunta Di Lorenzo"
Name: Assunta Di Lorenzo
Title: First Vice-President and General Counsel

**SWORD ENERGY INC.**

Per: (signed) "Eric Tremblay"
Name: Eric Tremblay
Title: Chief Executive Officer

Per: (signed) "Larry Titley"
Name: Larry Titley
Title: Chief Financial Officer

## SCHEDULE "A"

## PLAN OF ARRANGEMENT UNDER SECTION 193

## OF THE

## *BUSINESS CORPORATIONS ACT* (ALBERTA)

## ARTICLE 1
## INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

**"ABCA"** means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

**"Acquisition Notes"** means the 12% unsecured, subordinated promissory notes issued by Thunder Acquisition Ltd., a predecessor of TEI, pursuant to the Note Indenture dated June 30, 2005 among Thunder Acquisition Ltd. and Olympia Trust Company;

**"AcquisitionCo"** means Sword Energy Inc., a corporation incorporated under the ABCA and an indirect wholly-owned Subsidiary of Overlord and Infra-PSP;

**"AmalCo"** means the corporation resulting from the amalgamation of AcquisitionCo and TEI under this Plan of Arrangement;

**"Arrangement"**, **"herein"**, **"hereof"**, **"hereto"**, **"hereunder"** and similar expressions mean and refer to the proposed arrangement involving Overlord, Infra-PSP, AcquisitionCo, Thunder, TEI, Thunder Partnership and the Thunder Securityholders pursuant to section 193 of the ABCA, on the terms and conditions set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

**"Arrangement Agreement"** means the amended and restated arrangement agreement dated May **[23]**, 2007 among Overlord, Infra-PSP, PSP, AcquisitionCo, Thunder and TEI with respect to the Arrangement, and all amendments thereto;

**"Articles of Arrangement"** means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

**"Business Day"** means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

**"Certificate"** means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

**"Court"** means the Court of Queen's Bench of Alberta;

**"Debenture Consideration"** means $1,010 cash;

**"Debentureholder Resolution"** means the extraordinary resolution of the Thunder Debentureholders under the Thunder Debenture Indenture approving the participation of the Thunder Debentureholders in

the Arrangement to be voted on by the Thunder Debentureholders at a meeting of the Thunder Debentureholders held for such purpose;

"**Debtco**" means a corporation to be incorporated under the ABCA by TEI (with constating documentation in form satisfactory to AcquisitionCo) prior to the Effective Time, which corporation will be a wholly-owned subsidiary of TEI;

"**Debtco Note**" has the meaning ascribed thereto in Section 3.1(d);

"**Depositary**" means Olympia Trust Company at its offices referred to in the Letter of Transmittal;

"**Dissent Rights**" means the right of a registered Thunder Unitholder or Thunder Exchangeable Shareholder to dissent to the resolution approving the Arrangement and to be paid the fair value of the Thunder Units or Thunder Exchangeable Shares in respect of which the holder dissents, all in accordance with section 191 of the ABCA, the Interim Order and Article 5 hereof;

"**Dissenting Unitholders**" means the registered Thunder Unitholders and Thunder Exchangeable Shareholders that validly exercise the Dissent Rights and "**Dissenting Unitholder**" means any one of them;

"**DPSP**" means a "deferred profit sharing plan" as defined in subsection 147(1) of the Tax Act;

"**Effective Date**" means the date the Arrangement is effective under the ABCA;

"**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

"**Exchangeable Share Consideration**" means $4.00 cash;

"**Exempt Plan**" means a trust governed by a RRSP, RESP, RRIF or DPSP;

"**Final Order**" means the final order of the Court approving the Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Information Circular**" means the management proxy circular of Thunder and TEI to be sent by Thunder and TEI to the Thunder Securityholders in connection with the Meeting;

"**Infra-PSP**" means Infra-PSP Canada Inc., a Corporation existing under the laws of Canada, and a wholly-owned Subsidiary of PSP;

"**Interim Order**" means the interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA in respect of Thunder and TEI, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Letter of Transmittal**" means the applicable Letter of Transmittal enclosed with the Information Circular pursuant to which the Thunder Unitholders and the Thunder Exchangeable Shareholders are required to deliver certificates representing the Thunder Units and the Thunder Exchangeable Shares;

"**Meeting**" means the special meeting of the Thunder Unitholders and the Thunder Exchangeable Shareholders to be held to consider the Arrangement and related matters, and any adjournments thereof;

"**Overlord**" means Overlord Financial Inc., a corporation existing under the laws of the Province of Alberta;

"**Parties**" means, collectively, Overlord, Infra-PSP, AcquisitionCo, Thunder and TEI and "**Party**" means any one of them;

"**Plan**" or "**Plan of Arrangement**" means this plan of arrangement as amended or supplemented from time to time in accordance with the terms hereof and Article 7 of the Arrangement Agreement;

"**PSP**" means the Public Sector Pension Investment Board, a legal entity established by the Parliament of Canada;

"**Purchase Note**" means a non-interest bearing promissory note of AcquisitionCo with an aggregate principal amount equal to the amount by which the aggregate fair market value of shares of TEI acquired by AcquisitionCo pursuant to Section 3.1(j) exceeds the fair market value of the Residual Note;

"**Registrar**" means the Registrar of Corporations duly appointed under the ABCA;

"**Residual Note**" means a non-interest bearing promissory note of AcquisitionCo with an aggregate principal amount equal to the aggregate amount payable by AmalCo pursuant to Section 3.1(o) and, in the event Section 3.1(o) is deleted in accordance with Section 3.4, the aggregate principal amount of such promissory note will be deemed to be nil;

"**RESP**" means a "registered education savings plan" as defined in subsection 146.1(1) of the Tax Act;

"**RRIF**" means a "registered retirement income fund" as defined in subsection 146.3(1) of the Tax Act;

"**RRSP**" means a "registered retirement savings plan" as defined in subsection 146(1) of the Tax Act;

"**Subsidiary**" has the meaning ascribed thereto in the ABCA (and shall include all trusts or partnerships directly or indirectly owned by Overlord or Thunder, as the case may be);

"**Support Agreement**" means the support agreement dated July 7, 2005 among Thunder, TEI and Thunder ExchangeCo concerning certain matters affecting the Thunder Exchangeable Shares;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**TEI**" means Thunder Energy Inc., a corporation incorporated under the ABCA and a wholly-owned Subsidiary of Thunder;

"**TEI Common Shares**" means common shares in the capital of TEI;

"**Thunder**" means Thunder Energy Trust, a trust created under the laws of the Province of Alberta;

"**Thunder Debenture Indenture**" means the trust indenture dated as of April 5, 2006 among Thunder and the Thunder Debenture Trustee, governing the Thunder Debentures;

"**Thunder Debenture Trustee**" means Olympia Trust Company in its capacity as the trustee under the Thunder Debenture Indenture or such other trustee, from time to time appointed thereunder;

"**Thunder Debentureholders**" means the holders of Thunder Debentures;

**"Thunder Debentures"** means the 7.25% convertible, extendible, unsecured, subordinated debentures issued on April 5, 2006 pursuant to the Thunder Debenture Indenture;

**"Thunder Exchangeable Shareholders"** means the holders of Thunder Exchangeable Shares other than Thunder;

**"Thunder Exchangeable Shares"** means series A exchangeable shares in the capital of TEI;

**"Thunder ExchangeCo"** means Thunder ExchangeCo Ltd., a wholly-owned Subsidiary of Thunder;

**"Thunder Partnership"** means Thunder Energy Partnership, a general partnership formed under the *Partnership Act* (Alberta) R.S.A. 2000, c. P-3, as amended;

**"Thunder Partnership Agreement"** means the partnership agreement governing Thunder Partnership, as may be amended, supplemented or restated from time to time;

**"Thunder Securities"** means the Thunder Units, the TEI Common Shares, the Thunder Exchangeable Shares and the Thunder Debentures;

**"Thunder Securityholders"** means, collectively, the Thunder Unitholders, the Thunder Exchangeable Shareholders and the Thunder Debentureholders;

**"Thunder Trust Indenture"** means the Trust Indenture dated as of June 30, 2005 between the Thunder Trustee and TEI, as may be amended, supplemented or restated from time to time;

**"Thunder Trustee"** means Olympia Trust Company, in its capacity as the trustee under the Thunder Trust Indenture or such other trustee, from time to time appointed thereunder;

**"Thunder Unitholders"** means the holders from time to time of Thunder Units;

**"Thunder Units"** means the trust units of Thunder;

**"TSX"** means the Toronto Stock Exchange; and

**"Unit Consideration"** means $4.00 cash.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

## ARTICLE 2
## ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of, and forms part of, the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Thunder Unitholders, the Thunder Exchangeable Shareholders and, subject to Section 3.4, the Thunder Debentureholders; (ii) Thunder; (iii) TEI; (iv) Thunder Partnership; (v) Overlord; (vi) Infra-PSP; (vii) AcquisitionCo; (viii) AmalCo; and (ix) Debtco. Notwithstanding the foregoing, this Plan of Arrangement will only be binding on the Thunder Debentureholders if the Debentureholder Resolution is approved.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

## ARTICLE 3
## ARRANGEMENT

3.1 Commencing at the Effective Time in one minute intervals, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) The Thunder Trust Indenture, the Thunder Partnership Agreement, the Thunder Debenture Indenture and any other ancillary documents shall be amended as required and to the extent necessary to facilitate the Arrangement.

(b) All of the indebtedness owing to Thunder Energy Partnership from TEI shall be distributed by Thunder Energy Partnership to TEI as a distribution of partnership capital.

(c) All of the indebtedness owing to TEI from Thunder shall be repaid by crediting the amount of such indebtedness as a repayment of amounts owing by TEI to Thunder under the Acquisition Notes.

(d) Thunder shall transfer all of the indebtedness owing to Thunder from TEI to Debtco in exchange for a non-interest bearing demand promissory note of Debtco (the "**Debtco Note**") with a principal amount equal to the aggregate fair market value of the transferred indebtedness.

(e) The aggregate stated capital of the issued and outstanding shares of Debtco shall be reduced, without payment, by the amount by which the aggregate paid up capital of those shares for the purposes of the Tax Act exceeds $1.00.

(f) All of the assets of Debtco shall be transferred to TEI, TEI shall assume all of the liabilities of Debtco, Debtco shall be dissolved and all of the indebtedness owing by TEI to Debtco shall be cancelled.

(g) All of the issued and outstanding Thunder Exchangeable Shares held by Thunder Exchangeable Shareholders shall be transferred from each Thunder Exchangeable Shareholder, free and clear of any liens, encumbrances or claims, to AcquisitionCo, solely in exchange for a cash amount equal to the product of: (i) the number of Thunder Units into which the Thunder Exchangeable Shares held by each such Thunder Exchangeable Shareholder is exchangeable, in accordance with their terms, immediately prior to the Effective Time; and (ii) the Exchangeable Share Consideration.

(h) Thunder shall transfer the Debtco Note to TEI in exchange for that number of TEI Common Shares which have an aggregate fair market value which is equal to the principal amount of the Debtco Note and the Debtco Note shall be cancelled.

(i) Thunder shall transfer all of the TEI Common Shares and all of the Thunder Exchangeable Shares held by Thunder to those Thunder Unitholders who are residents of Canada for the purposes of the Tax Act and who are neither Exempt Plans nor Dissenting Unitholders. In exchange for the transfer of the TEI Common Shares and the Thunder Exchangeable Shares, the transferees shall be jointly indebted to Thunder for an aggregate principal amount equal the aggregate fair market value of the TEI Common Shares and Thunder Exchangeable Shares transferred to the transferees by Thunder. Each TEI Common Share and Thunder Exchangeable Share transferred by Thunder pursuant to this Section 3.1(i) shall be held jointly by each transferee with each transferee holding an identical undivided interest in such share.

(j) The Thunder Unitholders who acquired TEI Common Shares and Thunder Exchangeable Shares pursuant to Section 3.1(i) shall jointly transfer all such shares to AcquisitionCo free and clear of any liens, encumbrances or claims, in exchange for AcquisitionCo issuing the Purchase Note and the Residual Note to such Thunder Unitholders.

(k) The Thunder Unitholders who acquired the Residual Note and the Purchase Note pursuant to Section 3.1(j) shall jointly transfer such notes to Thunder, free and clear of any liens, encumbrances or claims, in full satisfaction of the indebtedness incurred by such Thunder Unitholders pursuant to Section 3.1(i).

(l) The aggregate stated capital of each class of issued and outstanding shares of TEI shall be reduced, without payment, by the amount by which the aggregate paid up capital of the relevant class of shares for the purposes of the Tax Act exceeds $1.00.

(m) AcquisitionCo and TEI shall amalgamate and continue as AmalCo in accordance with the following:

    (i) Each common share of AcquisitionCo shall continue as one fully paid and non-assessable common share of AmalCo and each TEI Common Share and Thunder Exchangeable Share shall be cancelled without any repayment of capital in respect of those shares;

    (ii) The articles of AmalCo shall be the same as the articles of AcquisitionCo and the name of AmalCo shall be "Sword Energy Inc.";

(iii) No securities of AmalCo shall be issued by AmalCo in connection with the amalgamation;

(iv) The stated capital of AmalCo shall be the same as the stated capital of AcquisitionCo;

(v) The property of each of the amalgamating corporations shall continue to be the property of AmalCo;

(vi) AmalCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vii) Any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(viii) Any civil or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalCo;

(ix) A conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalCo;

(x) The by-laws of AmalCo shall be the same as the by-laws of AcquisitionCo;

(xi) The first directors of AmalCo shall be comprised of Eric Tremblay, Patrick Samson and Bruno Guilmette;

(xii) The first officer of AmalCo shall be Eric Tremblay, President; and

(xiii) The registered office of AmalCo shall be the same as the registered office of AcquisitionCo.

(n) All of the issued and outstanding Thunder Units shall be transferred from each Thunder Unitholder, free and clear of any liens, encumbrances or claims, to AmalCo, solely in exchange for a cash amount equal to the product of: (i) the number of Thunder Units held by each such Thunder Unitholder immediately prior to the Effective Time; and (ii) the Unit Consideration.

(o) All of the issued and outstanding Thunder Debentures shall be transferred from each Thunder Debentureholder, free and clear of any liens, encumbrances or claims, to AmalCo, solely in exchange for a cash amount equal to: (i) the Debenture Consideration for each $1,000 in principal amount of outstanding Thunder Debentures held by each such Thunder Debentureholder immediately prior to the Effective Time; plus (ii) all interest accrued and not paid immediately prior to the Effective Time on the Thunder Debentures held by each such Thunder Debentureholder in accordance with the Thunder Debenture Indenture.

(p) Thunder shall distribute the Residual Note to AmalCo. The aggregate principal amount of the Residual Note shall be credited as a full payment of the amounts required for Thunder to repurchase the Thunder Debentures acquired by AmalCo pursuant to Section 3.1(o).

(q) Thunder shall distribute the Purchase Note to AmalCo. The aggregate principal amount of the Purchase Note shall be credited as a distribution to AmalCo of the capital of Thunder.

3.2 With respect to each Thunder Securityholder other than Dissenting Unitholders at the Effective Time, upon the transfer of each Thunder Security from the Thunder Securityholders to either AcquisitionCo or AmalCo pursuant to Section 3.1:

(a) each holder of a Thunder Security shall cease to be a holder of the Thunder Security so transferred and the name of such holder shall be removed from the applicable register(s) of holders of Thunder Securities as it relates to the Thunder Securities so transferred; and

(b) AcquisitionCo or AmalCo, as the case may be, shall become the holder of the Thunder Securities so transferred and shall be added to the registers of holders of Thunder Securities.

3.3 AcquisitionCo, AmalCo and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Thunder Securityholder such amounts as AcquisitionCo, AmalCo or the Depositary are required to deduct and withhold in respect of such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to Thunder Securityholders (including Dissenting Unitholders), provided that such withheld amounts are actually remitted to the appropriate taxing authority.

3.4 Notwithstanding anything else contained herein, in circumstances where the Debentureholder Resolution is not approved and the condition set forth in Section 5.2(k) of the Arrangement Agreement is waived by AcquisitionCo, the Arrangement may proceed, at the sole option of AcquisitionCo, in which case Sections 3.1(o), 3.1(p) and 3.1(q) shall be deleted and all other references to the Debentureholder Resolution, the Thunder Debenture Indenture, the Thunder Debenture Trustee, the Thunder Debentureholders and the Thunder Debentures shall be deleted from this Plan of Arrangement.

## ARTICLE 4
## OUTSTANDING CERTIFICATES

4.1 From and after the Effective Time, certificates formerly representing Thunder Securities shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement pursuant to Section 3.1, or as to those held by Dissenting Unitholders, to receive the fair value of the Thunder Securities represented by such certificates.

4.2 No distributions declared or made with respect to the Thunder Units or Thunder Exchangeable Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Thunder Units or Thunder Exchangeable Shares, as applicable. No interest which accrues with respect to a Thunder Debenture after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Thunder Debentures.

4.3 On the Effective Date, AcquisitionCo shall deposit with the Depositary, for the benefit of the Thunder Securityholders, cash in an amount equal to the aggregate to be received by the Thunder

Securityholders hereunder and, for greater certainty, no holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith. As soon as practicable following the date of deposit with the Depositary by a former holder of Thunder Securities of a duly completed Letter of Transmittal and the certificates representing such Thunder Securities, the Depositary either will:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

a cheque or bank draft representing the consideration payable to such holder under the Arrangement pursuant to Section 3.1.

4.4 If any certificate, which immediately prior to the Effective Time represented an interest in outstanding Thunder Securities that were transferred or cancelled pursuant to Section 3.1, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to Section 3.1 hereof (and any dividends or distributions with respect thereto) as determined in accordance with this Plan of Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to the Depositary and AcquisitionCo, which bond is in form and substance satisfactory to the Depositary and AcquisitionCo, or shall otherwise indemnify the Depositary and AcquisitionCo against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5 Any certificate formerly representing Thunder Securities that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and, for greater certainty, the right of the holder of such Thunder Securities to receive the consideration due under the Arrangement shall be deemed to be surrendered to AmalCo together with all dividends, distributions or cash payments thereon held for such holder. No Party shall be liable to any person in respect of Thunder Securities delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

## ARTICLE 5
## DISSENTING UNITHOLDERS

5.1 Each registered holder of Thunder Units or Thunder Exchangeable Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Unitholder shall, at the Effective Time, cease to have any rights as a holder of Thunder Units or Thunder Exchangeable Shares and shall only be entitled to be paid the fair value of the holder's Thunder Units or Thunder Exchangeable Shares by AmalCo. A Dissenting Unitholder who is paid the fair value of the holder's Thunder Units or Thunder Exchangeable Shares shall be deemed to have transferred the holder's Thunder Units to AmalCo at the time of the transactions contemplated by Section 3.1(n) or Thunder Exchangeable Shares to AcquisitionCo at the time of the transactions contemplated by Section 3.1(g), notwithstanding the provisions of section 191 of the ABCA. A Dissenting Unitholder who, for any reason is not entitled to be paid the fair value of the holder's Thunder Units or Thunder Exchangeable Shares, shall be treated as if the holder had

participated in the Arrangement on the same basis as a non-dissenting holder of Thunder Units or Thunder Exchangeable Shares, as applicable, notwithstanding the provisions of section 191 of the ABCA. The fair value of the Thunder Units or Thunder Exchangeable Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of the Thunder Units and the Thunder Exchangeable Shares at the Meeting or, if not the same day, the day the last approval is obtained; but in no event shall Thunder or TEI be required to recognize such Dissenting Unitholders as securityholders of Thunder or TEI after the Effective Time and the names of such holders shall be removed from the applicable Thunder register of Securityholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

## ARTICLE 6
## AMENDMENTS

6.1 Thunder, TEI and AcquisitionCo may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to holders of Thunder Securities if and as required by the Court.

6.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Thunder, TEI and AcquisitionCo at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Thunder, TEI or AcquisitionCo, with the consent of the other parties, may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of Overlord, Infra-PSP, AmalCo, Thunder and TEI, provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of Overlord, Infra-PSP, AmalCo, Thunder and TEI, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Overlord, Infra-PSP, AmalCo, Thunder and TEI or any former holder of Thunder Securities.

## ARTICLE 7
## FURTHER ASSURANCES

7.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties bound by this Plan of Arrangement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein. AcquisitionCo may determine not to implement this Plan of Arrangement, notwithstanding the passing of the applicable resolutions of the Thunder Securityholders and receipt of the Final Order.

# APPENDIX E

# FAIRNESS OPINIONS

BMO Capital Markets

Investment & Corporate Banking
Suite 2200, 333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

Tel : (403) 515-1500
Fax : (403) 515-1535

May 24, 2007

Thunder Energy Inc.
Suite 400, 321 – 6th Avenue SW
Calgary, Alberta
T2P 3H3

To the Board of Directors:

We understand that Thunder Energy Trust (the "Trust") is contemplating a transaction (the "Transaction") with Overlord Financial Inc., Public Sector Pension Investment Board, Infra-PSP Canada Inc. and Sword Energy Inc. (collectively, the "Acquirors") pursuant to a which, among other things, the Acquirors will acquire all of the issued and outstanding trust units of the Trust (each a "Unit") for a cash purchase price equal to $4.00 per Unit, all of the issued and outstanding exchangeable shares (the "Exchangeable Shares") of Thunder Energy Inc. ("TEI") for a cash purchase price equal to $4.00 for each Unit into which such Exchangeable Shares are exchangeable as at the effective date of the Transaction, and all of the issued and outstanding 7.25% convertible unsecured subordinated debentures of the Trust (the "Debentures") for a cash purchase price equal to $1,010 per $1,000 of principal amount of Debentures plus accrued and unpaid interest to the effective date of the Transaction. We understand that the Transaction is proposed to be effected by way of, among other things, a court-approved plan of arrangement under the *Business Corporations Act* (Alberta).

The terms and conditions of the Transaction will be summarized in information circulars to be mailed to the holders of the Units ("Unitholders"), the Exchangeable Shares ("Exchangeable Shareholders" and, together with the Unitholders, the "Securityholders") and the Debentures ("Debentureholders") in connection with a special meeting of the Unitholders of the Trust and the Exchangeable Shareholders of TEI and a special meeting of the Debentureholders of the Trust, each to be held to consider and, if deemed advisable, approve the Transaction. The implementation of the Transaction will be conditional upon, among other things, the approval of the Transaction by at least 66 2/3% of the votes cast by the Unitholders and Exchangeable Shareholders, voting together as a single class.

The terms and conditions of, and other matters relating to, the Transaction are set forth in an arrangement agreement between the Trust, TEI and the Acquirors dated April 23, 2007 and amended and restated May 23, 2007 (the "Arrangement Agreement").

BMO Nesbitt Burns Inc. (together with its affiliates, "BMO Capital Markets") has been retained to provide financial advice to the Trust, TEI and the board of directors of TEI (the "Board of Directors"), including our opinion (the "Opinion") as to the fairness, from a financial point of

view, of the consideration offered pursuant to the Transaction to the Securityholders other than the Acquirors.

### *Engagement of BMO Capital Markets*

The Trust and TEI initially contacted BMO Capital Markets regarding an advisory assignment in relation to a potential business combination involving the Trust in early May, 2006. BMO Capital Markets was formally engaged by TEI on behalf of the Trust pursuant to a letter agreement dated May 17, 2006 (the "Engagement Agreement").

Pursuant to the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Trust, TEI and the Board of Directors with various advisory services in connection with the Transaction, including, among other things, the Opinion.

BMO Capital Markets will receive a fee for its services, including the delivery of the Opinion. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Trust and all its affiliates in the manner set forth in the Engagement Agreement.

BMO Capital Markets understands that this Opinion and a summary of this Opinion will be included in the information circular (the "Circular") relating to the special meeting of the Unitholders and the Exchangeable Shareholders, and, subject to the terms of the Engagement Agreement, BMO Capital Markets consents to the inclusion of this Opinion in its entirety, together with a summary thereof, in a form acceptable to BMO Capital Markets, in the Circular and to the filing thereof with the Toronto Stock Exchange, securities commissions or similar regulatory authorities in each province of Canada (if any) where such filing is required.

### *Credentials of BMO Capital Markets*

BMO Capital Markets is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies, income funds and royalty trusts in various industry sectors and has extensive experience in preparing fairness opinions.

The opinion expressed herein represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of its directors and officers, who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital market matters.

### *Independence of BMO Capital Markets*

BMO Capital Markets is not an associated or affiliated entity or an insider (as such terms are defined in the *Securities Act* (Ontario) or the rules or policies promulgated thereunder) of any of the Acquirors, the Trust or TEI, or any of their respective subsidiaries, associates or affiliates

(collectively, the "Interested Parties") and is not an advisor to any person, company or entity other than the Trust, TEI and the Board of Directors with respect to the matters set forth herein and described in the Engagement Agreement.

Neither BMO Capital Markets, nor its associated or affiliated entities provided any financial advisory services or participated in any financings involving the Interested Parties within the past two years, other than (i) acting as a financial advisor pursuant to the Engagement Agreement; (ii) acting as an underwriter to the Trust in connection with its issue of the Debentures which closed on April 5, 2006; and (iii) acting as a current lender to the Trust.

Other than as set forth above, there are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to any future business dealings. BMO Capital Markets may however, in the normal course of its business, provide financial advisory or investment banking services to the Interested Parties from time to time. In addition, in the ordinary course of business, BMO Capital Markets may actively trade the securities of the Interested Parties for its own account and for the accounts of BMO Capital Markets customers and accordingly has or may, at any time, hold a long or short position in such securities and has or may, from time to time, execute transactions in respect of such securities for which it has or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties and the Transaction.

*Scope of Review*

In preparing this Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

a) the Arrangement Agreement;

b) a draft dated May 23, 2007 of the Circular;

c) various technical presentations throughout the term of the Engagement Agreement prepared and delivered on behalf of the Trust;

d) the amended and restated trust indenture dated June 30, 2005 which established and governs the Trust;

e) the terms establishing and governing the Exchangeable Shares;

f) the voting and exchange trust agreement dated July 7, 2005 among the Trust, TEI, Thunder ExchangeCo Ltd. and Olympia Trust Company relating to the Exchangeable Shares;

g) the support agreement dated July 7, 2005 among the Trust, TEI and Thunder ExchangeCo Ltd. relating to the Exchangeable Shares;

h) the audited consolidated financial statements of the Trust as at and for the years ended December 31, 2006 and 2005;

i) management's discussion and analysis prepared by the Trust for the years ended December 31, 2006 and 2005;

j) the interim unaudited consolidated financial statements of the Trust for the three month period ended March 31, 2007;

k) management's discussion and analysis prepared by the Trust for the three month period ended March 31, 2007;

l) the annual information form of the Trust for the years ended December 31, 2006 and 2005;

m) the evaluation report, effective December 31, 2006 of GLJ Petroleum Consultants Ltd. regarding the petroleum and natural gas reserves of the Trust;

n) internal management forecasts prepared by or on behalf of the Trust;

o) certain other internal information prepared by or on behalf of the Trust, concerning the business, operations, assets, liabilities and prospects of the Trust;

p) discussions with the management of TEI concerning the Trust's current business plan, its financial condition and its future business prospects;

q) public information relating to the business, operations, financial condition and trading history of the Trust and other selected public issuers we considered relevant;

r) information with respect to selected precedent transactions we considered relevant;

s) a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated the date hereof, provided by senior officers of TEI; and

t) such other information, investigations, analyses and discussions (including discussions with the management of TEI, the Trust's external legal and tax counsel, and other third parties) as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Trust or TEI to any information under their control requested by BMO Capital Markets.

***Assumptions and Limitations***

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the Trust or any of its securities or assets, and our opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances. In addition,

the Opinion is not, and should not be construed as, advice as to the price at which the securities of the Trust may trade at any future date. BMO Capital Markets was similarly not engaged to review any legal, tax or accounting aspects of the Transaction.

With your approval and agreement, we have relied upon the completeness, accuracy and fair presentation of all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by or on behalf of the Trust, or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives relating to the Interested Parties and the Transaction, or otherwise obtained by us pursuant to our engagement. We have assumed that all such information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. Our opinion is conditional upon such completeness, accuracy, fair presentation and non-omission of facts. We have not been requested or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations.

With respect to forecasts, projections, estimates and/or budgets provided to BMO Capital Markets and used in its analyses, we note that projecting future results of any company, income fund or royalty trust is inherently subject to uncertainty. We have assumed, however, that such forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein, which, in the opinion of the management of TEI, are (or were at the time and continue to be) reasonable in the circumstances.

Senior officers of TEI have represented to BMO Capital Markets in a certificate delivered as of the date hereof, among other things, that (i) the information, data, advice, opinions, representations and other material (financial and otherwise) (collectively, the "Information") provided by or on behalf of the Trust or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives, either orally or in writing, to BMO Capital Markets or obtained by BMO Capital Markets from the System for Electronic Document Analysis and Retrieval (SEDAR) relating to the Trust, or its subsidiaries, associates or affiliates, the Transaction or any other transaction, for the purpose of preparing the Opinion was, at the date such Information was provided to BMO Capital Markets, and is, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Trust, or its subsidiaries, associates or affiliates, the Transaction or any other transaction and did not and does not omit to state a material fact in respect of the Trust, or its subsidiaries, associates or affiliates, the Transaction or any other transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Trust or any of its subsidiaries, associates

or affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have made several assumptions, including that all of the conditions required to implement the Transaction will be met and that the information relating to the Interested Parties, and the Transaction is accurate in all material respects. We also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of the Interested Parties.

With respect to all legal and tax matters relating to the Transaction and the implementation thereof, we have relied upon the advice, opinions and representations provided to us by the Trust's and TEI's external legal and tax counsel and have relied upon the completeness and accuracy of such advice, opinions and representations, including the validity and efficacy of the procedures being followed to implement the Transaction, and do not express any opinion thereon. We do not express any opinion with respect to the tax consequences to the Trust, TEI or any Securityholders that may arise as a result of the Transaction and have assumed that no material negative tax consequences arise to the Securityholders of the Trust who are residents of Canada as a result of the Transaction.

The Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Trust and TEI, as applicable, as they are reflected in the Information and as they were represented to us in our discussions with the management of TEI.

The Opinion is provided to the Board of Directors for its exclusive use only and may not be relied upon by any other person. Except as contemplated herein, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, BMO Capital Markets reserves the right to change, modify or withdraw the Opinion.

The preparation of the Opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. BMO Capital Markets believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety.

The Opinion should not be construed as a recommendation to vote in favour of the Transaction.

*Conclusion*

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the consideration offered pursuant to the Transaction to the Securityholders is fair, from a financial point of view, to the Securityholders other than the Acquirors.

Yours truly,

**BMO NESBITT BURNS INC.**

CANACCORD Adams

Canaccord Capital
Corporation

TransCanada Tower
450-1st Street S.W., Suite 2200
Calgary, AB
Canada T2P 5P8

T: 403.508.3800
F: 403.508.3810

May 24, 2007

The Board of Directors
Thunder Energy Inc.
Suite 400, 321 – 6th Avenue S.W.
Calgary, Alberta T2P 3H3

Dear Sirs:

Canaccord Capital Corporation ("**Canaccord Adams**" or "**we**") understands that Thunder Energy Trust ("**Thunder**" or the "**Trust**") and Thunder Energy Inc. ("**TEI**") has entered into an agreement effective April 23, 2007, as amended and restated May 23, 2007 (the "**Arrangement Agreement**") with Overlord Financial Inc. ("**Overlord**"), Infra-PSP Canada Inc. ("**Infra-PSP**"), and Sword Energy Inc. ("**AcquireCo**") (collectively, the "**Acquirors**"), and Public Sector Pension Investment Board ("**PSPIB**"), which will provide for the acquisition (the "**Arrangement**") of the issued and outstanding trust units of Thunder (the "**Thunder Trust Units**"), the issued and outstanding Exchangeable Shares of TEI ("**TEI Exchangeable Shares**"), and all of the issued and outstanding 7.25% convertible unsecured subordinated debentures of Thunder (the "**Thunder Debentures**").

Canaccord Adams further understands that the Arrangement is proposed to be effected by way of a plan of arrangement under the *Business Corporations Act (Alberta)*, whereby the consideration to be received by holders of Thunder Trust Units will consist of a cash payment of $4.00 per Thunder Trust Unit, the consideration to be received by holders of TEI Exchangeable Shares will consist of a cash payment of $4.00 per each Thunder Trust Unit into which the TEI Exchangeable Shares are exchangeable at the effective date of the Arrangement, and the consideration to be received by holders of Thunder Debentures will consist of $1,010 per $1,000 of principal amount of Thunder Debentures plus accrued and unpaid interest to the effective date of the Arrangement. In addition to the consideration stated above, Canaccord Adams understands that holders of Thunder Trust Units are guaranteed continuation of the payment of the $0.09 per trust unit monthly distribution in May and June 2007. Further, Canaccord Adams understands that completion of the Arrangement will be conditional on, among other things, $66^{2/3}$% approval by the holders of the Thunder Trust Units and TEI Exchangeable Shares, voting together as a single class (together, the "**Unitholders and Exchangeable Shareholders**"), as well as the holders of the Thunder Debentures, voting as a separate class (collectively, with the Unitholders and Exchangeable Shareholders, the "**Thunder Security Holders**").

Canaccord Adams was engaged to provide the board of directors of TEI (the "**Board of Directors**") with its opinion (the "**Fairness Opinion**") as to whether the consideration to be received by the Unitholders and Exchangeable Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Unitholders and Exchangeable Shareholders.

**Engagement of Canaccord Adams**

Canaccord Adams was formally engaged by Thunder pursuant to an engagement agreement between TEI and Canaccord Adams dated May 31, 2006 (the "**Engagement Agreement**"). Pursuant to the Engagement Agreement, Canaccord Adams was retained to perform certain financial advisory services for the Trust. The terms of the Engagement Agreement provide that Canaccord Adams is to be paid fees for such professional services and be indemnified by Thunder under certain circumstances with respect to its engagement.

To assist Thunder in considering the terms of the Arrangement, the Board of Directors requested Canaccord Adams to provide an opinion as to whether the consideration to be received by the Unitholders and Exchangeable Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Unitholders and Exchangeable Shareholders. This Fairness Opinion is for the use and benefit of the Board of Directors and does not constitute a recommendation to any Unitholder or Exchangeable Shareholder. Canaccord Adams has not been retained to prepare and has not prepared a valuation of Thunder or any of its material assets, nor is this a "title" or "tax" opinion in respect of any of the assets and this Fairness Opinion should not be construed as such. Canaccord Adams' Fairness Opinion is based upon information provided by Thunder and the Acquirors.

Subject to the terms of the Engagement Agreement, Canaccord Adams has been asked to consent to the inclusion of the Fairness Opinion in its entirety, together with a summary thereof, in a form acceptable to Canaccord Adams, in an information circular to be delivered to the Thunder Security Holders (the "**Information Circular**") and to the filing thereof with the Toronto Stock Exchange, securities commissions or similar regulatory authorities in each province of Canada where such filing is required. Canaccord Adams expressly consents to the duplication and inclusion of this Fairness Opinion in the Information Circular.

**Credentials of Canaccord Adams**

Canaccord Adams is Canada's largest independent investment banking firm providing full-service financial advisory services, research, trading and brokerage services to corporations, governments, institutions and individuals. Canaccord Adams has participated in numerous transactions involving private and public corporations, income trusts and royalty trusts, and has extensive experience in preparing fairness opinions.

The opinion expressed herein is the opinion of Canaccord Adams as a firm, and the form and content hereof has been approved for release by a committee of professionals of Canaccord Adams, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

**Independence of Canaccord Adams**

Neither Canaccord Adams nor any of its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)), or a related entity of Thunder or the Acquirors or any of their respective associates or affiliates. Canaccord Adams has acted as financial advisor, agent or underwriter to Thunder in the past two years. Canaccord Adams or a related entity acts as a trader and dealer, both principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Thunder or the Acquiriors and, from time to time, may have executed or may execute transactions on behalf of such entities or other clients for which it may have received or may receive compensation. As an investment dealer, Canaccord Adams conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients

on investment matters, including matters with respect to Thunder or the Acquirors or any of their respective associates or affiliates or other interested parties or with respect to the Arrangement.

**Scope of Review**

Canaccord Adams has reviewed and, where it considered appropriate, relied upon (without attempting to independently verify the completeness or accuracy of), among other things:

*Arrangement Documents:*

i. Drafts of the Information Circular up to and including the date hereof;

ii. the Arrangement Agreement dated April 23, 2007, as amended and restated May 23, 2007;

iii. the Disclosure Letter dated April 23, 2007 referred to in Section 1.1(t) of the Arrangement Agreement dated April 23, 2007;

*Financial Disclosure of Thunder:*

iv. the audited consolidated financial statements of Thunder as at and for the years ended December 31, 2005 and 2006;

v. the annual reports to Thunder Unitholders for the years ended December 31, 2005 and 2006;

vi. management's discussion and analysis of Thunder for the years ended December 31, 2005 and 2006;

vii. the revised annual information form of Thunder for the year ended December 31, 2005 and the annual information form of Thunder for the year ended December 31, 2006;

viii. the interim unaudited consolidated financial statements of Thunder as at and for the three months ended March 31, 2007;

ix. management's discussion and analysis of Thunder for the three months ended March 31, 2007;

x. public information related to the business operations, financial performance and trading histories of Thunder and other selected oil and gas royalty trusts and companies, as Canaccord Adams considered relevant;

*Reserve and other evaluation information of Thunder:*

xi. the evaluation reports, effective December 31, 2005 and 2006, of GLJ Petroleum Consultants Ltd., independent engineering consultants of Calgary, Alberta, regarding the oil and natural gas reserves of Thunder;

*Other Information, Interviews and Discussions relating to Thunder:*

xii. the information circular and proxy statement dated June 6, 2005 with respect to the plan of arrangement involving Thunder Energy Inc., Mustang Resources Inc. and Forte Resources Inc.;

xiii. the amended and restated trust indenture dated June 30, 2005 which established and governs the Trust;

xiv. the terms establishing and governing the TEI Exchangeable Shares;

xv. the voting and exchange trust agreement dated July 7, 2005 among the Trust, TEI, Thunder ExchangeCo Ltd. and Olympia Trust Company relating to the TEI Exchangeable Shares;

xvi. the support agreement dated July 7, 2005 among the Trust, TEI and Thunder ExchangeCo Ltd. relating to the TEI Exchangeable Shares;

xvii. financial, operating and reserves information, including internal management forecasts, prepared by or obtained from Thunder;

xviii. discussions with senior officers of TEI regarding financial results, budgets and business plans, key assets and obligations;

xix. a letter of representation from senior officers of TEI addressed to Canaccord Adams and dated the date hereof, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which this Fairness Opinion is based; and

xx. such other financial, market, corporate and industry information, investigations, discussions and analysis as Canaccord Adams considered necessary or appropriate in the circumstances.

**Assumptions and Limitations**

With the Board of Director's approval and as provided for in the Engagement Agreement, Canaccord Adams has relied upon, without independent verification, all financial and other information that was obtained by it from public sources or that was provided to it by the Acquirors, Thunder and Thunder's affiliates, associates, advisors or otherwise. Canaccord Adams has assumed that this information is complete and accurate, and does not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Fairness Opinion is conditional upon such completeness, accuracy and non-omission of facts. In accordance with the terms of the Engagement Agreement, but subject to the exercise of Canaccord Adams' professional judgment, Canaccord Adams has not conducted any independent investigation to verify the completeness or accuracy of such information. With respect to the financial forecasts, projections, estimates and budgets provided to Canaccord Adams and used in the analysis, Canaccord Adams has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of TEI and Thunder's affiliates and associates as to the matters covered thereby.

Members of the senior management team of TEI have represented to us, in a certificate delivered as of the date hereof, amongst other things, that (i) the information, data and other material (the "**Information**")

provided to Canaccord Adams by or on behalf of Thunder was, at the date the Information was provided to Canaccord Adams, and is, complete, true and correct and did not and does not contain any untrue statement of a material fact, and, taken as a whole, did not and does not omit to state a material fact in relation to the Trust or its affiliates or the Arrangement or, to the best of the knowledge of such senior management team members, the Acquirors or any of their affiliates, necessary to make the Information not misleading in light of the circumstances under which the Information was presented and (ii) since the dates the Information was provided (except as disclosed in more recent Information), there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Thunder or, to the best of the knowledge of such senior management, the Acquirors or any of its affiliates. Canaccord Adams has also assumed that all of the conditions required to implement the Arrangement will be satisfied and that the Arrangement will be completed substantially in accordance with the terms outlined in this Fairness Opinion without any variation in terms and conditions.

We are not accounting experts. Canaccord Adams has not met with Ernst & Young LLP, the independent auditors for Thunder, in connection with our due diligence investigation relating to the preparation of this Fairness Opinion and, with your permission, we have relied upon and assumed the accuracy and fair presentation of the audited financial statements of Thunder as at and for the period ended December 31, 2006 and the report of the auditors thereon.

We are not legal or tax experts. With your permission, Canaccord Adams has assumed that Thunder, TEI and the Acquirors have no undisclosed material legal or tax issues. Canaccord Adams has, with respect to all legal and tax matters relating to the Arrangement and the implementation thereof, relied upon Thunder's legal and tax counsel and accordingly Canaccord Adams does not express any opinion thereon. Without limitation, Canaccord Adams has relied upon the advice of such tax counsel with respect to the tax consequences to Thunder and the Unitholders and the Exchangeable Shareholders and the various taxable events which will occur in connection with the Arrangement. We have assumed that no material negative tax consequences arise as a result of the Arrangement.

The Fairness Opinion is based upon the securities markets, economic, general business and financial conditions prevailing at the date of the Fairness Opinion and the conditions and prospects, financial and otherwise, of Thunder and TEI as they were reflected in the Information provided to Canaccord Adams. In its analysis and in preparing the Fairness Opinion, Canaccord Adams has made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions, and other matters, many of which are beyond the control of Canaccord Adams or any party involved in connection with the Arrangement.

The Fairness Opinion has been provided for the use of the Board of Directors and may not be used by any other person or relied upon by any other person without the express written consent of Canaccord Adams. The Fairness Opinion is given as of the date hereof and Canaccord Adams disclaims any undertakings or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come to or be brought to Canaccord Adams' attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter after the date hereof, Canaccord Adams reserves the right to change, modify or withdraw the Fairness Opinion.

Canaccord Adams believes that its analyses must be considered as a whole and that selecting portions of its analyses and specific factors, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion should not be construed as a recommendation to acquire Thunder securities.

Canaccord Adams has not been asked to express herein, and is not expressing herein, any opinion as to the price at which the Thunder or TEI securities will trade before or after the completion of the Arrangement.

**Opinion**

Based upon and subject to the foregoing and such other matters as Canaccord Adams considered relevant, Canaccord Adams is of the opinion that, as at the date hereof, the consideration to be received by the Unitholders and Exchangeable Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Unitholders and Exchangeable Shareholders other than the Acquirors.

Yours truly,

(signed) "Canaccord Capital Corporation"

**CANACCORD CAPITAL CORPORATION**

# APPENDIX F

## INFORMATION CONCERNING THUNDER AND TEI

**TABLE OF CONTENTS**

## DEFINITIONS

Unless the context indicates otherwise, the following terms shall have the meanings set out below when used in this Appendix. Certain other terms and abbreviations used in this Appendix are defined under the heading "Glossary of Terms" in the main body of the Information Circular.

"**Administration Agreement**" means the Administration Agreement dated May 31, 2005 between the Thunder Trustee and TEI, as successor to Old Thunder;

"**Alberta Clipper**" means Alberta Clipper Energy Inc.;

"**Ancillary Notes**" means certain interest bearing demand promissory notes of TEI in the aggregate amount of $46.5 million issued to Thunder;

"**AIF**" means Thunder's annual information form for the year ended December 31, 2006 dated March 15, 2007;

"**Board of Directors**" or "**Board**" means the board of directors of TEI or its successors;

"**Distribution Payment Date**" means any date that distributable cash is distributed to Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter);

"**Distribution Record Date**" means the day on which Unitholders are identified for purposes of determining entitlement to a distribution, generally being the last Business Day of each month;

"**Ember**" means Ember Resources Inc.;

"**Forte**" means Forte Resources Inc.;

"**Mustang**" means Mustang Resources Inc.;

"**Old Thunder**" means Thunder Energy Inc., as the corporation existed under the ABCA prior to its amalgamation with Mustang, Forte and Thunder Acquisition Ltd. to form TEI as a step to the Organizing Arrangement;

"**Organizing Arrangement**" means the plan of arrangement under section 193 of the ABCA involving Old Thunder, Mustang, Forte, Thunder, Thunder Acquisition Ltd., Thunder Exchangeco Ltd., Alberta Clipper, Ember and Valiant which was completed on July 7, 2005;

"**Special Voting Units**" means the special voting units of Thunder issuable under the Trust Indenture;

"**TEI Notes**" means the unsecured subordinated notes of the TEI in the aggregate amount of $560 million issued to Thunder in connection with the Organizing Arrangement; and

"**Valiant**" means Valiant Energy Inc.

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this Information Circular from documents filed by Thunder with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference concerning Thunder may be obtained on request without charge from the Vice-President, Finance and Chief Financial Officer of Thunder at 400, 321 – 6th Avenue S.W., Calgary, Alberta T2P 3H3, Telephone: (403) 294-1635, Fax: (403) 232-1317. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

The following documents of Thunder are filed with the various securities commissions or similar authorities in the provinces of Canada and are specifically incorporated by reference into and form an integral part of this Information Circular:

(a) the AIF;

(b) Thunder's audited consolidated comparative financial statements as at and for the years ended December 31, 2006 and 2005, together with the reports of the auditor thereon and the notes thereto;

(c) Thunder's management's discussion and analysis for the years ended December 31, 2006 and 2005;

(d) Thunder's unaudited interim consolidated financial statements for the three month period ended March 31, 2007;

(e) Thunder's management's discussion and analysis for the three month period ended March 31, 2007; and

(f) Thunder's material change report dated April 24, 2007 concerning the Arrangement.

Any business acquisition reports, material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis and information circulars filed by Thunder with the securities commissions or similar authorities in Canada subsequent to the date of this Information Circular and prior to the Debentureholder Meeting and the Unitholder Meeting shall be deemed to be incorporated by reference in this Information Circular.

**Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.**

## THE BUSINESS OF THUNDER

### General

Thunder is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head office of Thunder is located at 400, 321 – 6th Avenue S.W., Calgary, Alberta T2P 3H3.

Thunder was formed on May 31, 2005 and commenced operations on July 7, 2005 as a result of the completion of the Organizing Arrangement.

### Structure

Thunder is the sole shareholder of the common shares of TEI. The head office of TEI is located at 400, 321 – 6th Avenue S.W., Calgary, Alberta and its registered office is located at Suite 1200, 425 – 1st Street S.W., Calgary, Alberta.

TEI has generally been delegated the significant management decisions of Thunder. In particular, pursuant to the Administration Agreement, the Thunder Trustee has delegated to TEI responsibility for the administration and management of all general and administrative affairs of Thunder, including matters relating to the following: (i) maintaining records; (ii) preparing and filing tax returns and monitoring the tax status of Thunder; (iii) advising Thunder with respect to compliance with applicable securities laws; (iv) ensuring compliance with all applicable laws, including in relation to an offering; (v) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (vi) retaining professional advisors; (vii) all matters concerning the terms of, and amendment from time to time of the material contracts of Thunder; (viii) all matters concerning any underwriting or agency agreement providing for the sale of Units or rights to Units; (ix) all matters relating to the redemption of Units; (x) certain matters relating to the specific powers and authorities as set forth in the Trust Indenture; (xi) determining and arranging for distributions; (xii) reporting to Unitholders; (xiii) providing management services for the efficient and economic exploitation of the assets of Thunder and (xiv) recommending, carrying out and monitoring property acquisitions and dispositions and exploitation and development programs for Thunder.

TEI owns all of the issued and outstanding shares of 1283831 Alberta Ltd., a corporation incorporated under the ABCA, and directly and indirectly owns all of the partnership interests in Thunder Partnership. All of the oil and natural gas assets of Thunder are held in Thunder Partnership.

Thunder owns all of the issued and outstanding shares of ExchangeCo, the primary purpose of which is to accommodate certain ancillary exchange, put and call rights attaching to the Exchangeable Shares.

Where applicable, references to the business, assets and operations of Thunder made in this Information Circular should be considered by readers to refer to the business, assets and operations of Thunder and its subsidiaries on a consolidated basis.

The following diagram shows the simplified structure of Thunder as at the date hereof:


UNITHOLDERS
EXCHANGEABLE SHAREHOLDERS
TRUST UNITS
DISTRIBUTIONS
THUNDER
EXCHANGEABLE SHARES
CASHFLOW FROM OIL AND GAS ASSETS
TEI
1283831 ALBERTA LTD.
THUNDER PARTNERSHIP

## DEVELOPMENT OF THE BUSINESS OF THUNDER

Thunder was formed on May 31, 2005 and commenced operations on July 7, 2005 as a result of the completion of the Organizing Arrangement. The Organizing Arrangement was conducted for the purposes of reorganizing the businesses of Old Thunder, Mustang and Forte into Thunder and three new exploration companies; namely, Alberta Clipper, Ember and Valiant. Prior to the Organizing Arrangement, each of Old Thunder, Mustang and Forte were oil and natural gas exploration and production companies whose common shares were listed on the TSX.

On April 5, 2006, Thunder completed a public offering of 75,000 Debentures for gross aggregate proceeds of $75 million.

## DESCRIPTION OF THE BUSINESS OF THUNDER

### Business of Thunder

Thunder, through its wholly-owned subsidiaries, engages in the production, development of and exploration for oil and natural gas in the Western Canadian Sedimentary Basin. Thunder's primary mandate is to focus on low cost operations, maintain and grow reserves and production and distribute a portion of its available cash flow to Unitholders in monthly distributions. Thunder pursues an integrated strategy of acquisitions, exploitation and

development of high quality, long life, light oil and natural gas reserves within its core areas of central Alberta, western Alberta, northern Alberta, northeast British Columbia and the Foothills.

**Distributions**

Thunder, at the discretion of the board of directors of TEI, may declare payable to the Unitholders all or any part of the net income of Thunder. The only income currently received by Thunder is from the interest received on the principal amount of TEI Notes and Ancillary Notes. In addition, Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of payments of principal on TEI Notes or Ancillary Notes made by TEI to Thunder.

## ADMINISTRATION OF THUNDER

Pursuant to the Trust Indenture and the Administration Agreement, TEI has generally been delegated the significant management decisions of the Trust. Thunder owns all of the common shares of TEI.

The matters to be considered at the Unitholder Meeting include the fixing of the number of directors of TEI and the election of directors of TEI. Thunder will be obligated under the Trust Indenture to vote the common shares of TEI to give effect to the resolutions of the Unitholders passed at the Unitholder Meeting.

Because of the role of TEI in managing Thunder, certain information about Thunder required to be given in this Information Circular concerning, among other things, executive compensation and corporate governance, has been provided with reference to TEI.

## DESCRIPTION OF THE UNITS

Thunder is authorized to issue an unlimited number of Units. Each Unit will entitle the holder thereof to one vote at any meeting of the holders of Units and represents an equal fractional undivided beneficial interest in any distribution from Thunder (whether of net income, net realized capital gains or other amounts) and in any net assets of Thunder in the event of termination or winding–up of Thunder. All Units outstanding from time to time shall be entitled to an equal share of any distributions by Thunder, and in the event of termination or winding-up of Thunder, in any net assets of Thunder. All Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Unit is transferable subject to compliance with applicable securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require Thunder to redeem any or all of the Units held by such holder. For additional information on the characteristics of the Units and the special voting units of Thunder, please refer to the AIF under the heading "Additional Information Concerning the Trust ".

## DESCRIPTION OF THE EXCHANGEABLE SHARES

TEI is authorized to issue an unlimited number of Exchangeable Shares. Each Exchangeable Share, through the terms of the Exchangeable Shares and various agreements between Thunder, TEI, Exchangeco and Olympia Trust Company, has economic rights and voting rights equivalent to those attaching to the number of Units into which the share is exchangeable from time to time. Holders of Exchangeable Shares do not receive cash distributions from Thunder or TEI in respect of distributions. Instead, on each Distribution Payment Date, the exchange ratio of the Exchangeable Shares is increased, on a cumulative basis, in respect of the Distribution on such date by an amount which assumes the reinvestment of such distribution in Units at the current market. The exchange ratio was initially 1.00 for each Exchangeable Share at the time they were issued in connection with the Organizing Arrangement. The exchange ratio was 1.40257 at the date of this Information Circular and will be 1.43374 at the date of the Unitholder Meeting. Additional information concerning the Exchangeable Shares is contained in the AIF under the headings "The Administrator Share Capital", "Voting and Exchange Trust Agreement" and "Support Agreement".

## DESCRIPTION OF THE DEBENTURES

On April 5, 2006, Thunder completed a public offering of 75,000 Debentures for gross aggregate proceeds of $75 million. The Debentures were issued pursuant to the Debenture Indenture. The Debentures were issued in denominations of $1,000. The Debentures bear interest at an annual rate of 7.25%, payable semi-annually in arrears on April 30 and October 31 in each year, commencing October 31, 2006. The Debentures mature on April 30, 2011, unless earlier redeemed or converted. The Debenture Indenture has been filed by Thunder on SEDAR and can be reviewed under Thunder's profile at www.sedar.com. For additional information regarding the terms of the Debentures, including conversion terms, redemption rights, priorities and change of control provisions, please refer to the AIF under the heading "The Debentures".

## PRIOR SALES

Thunder has not issued any Units in the 12 months preceding the date of this Information Circular, other than pursuant to its premium distribution, distribution reinvestment and optional trust unit purchase plan and pursuant to the vesting of Restricted Units. Thunder has not issued any Exchangeable Shares the 12 months preceding the date of this Information Circular. The Debentures were issued on April 5, 2006, as described above under the heading "Description of Debentures".

## MARKET FOR SECURITIES

The Units have been listed and posted for trading on the TSX under the trading symbol "THY.UN" since July 12, 2005. The following table sets forth the reported market price ranges and the trading volumes for the Thunder Units for the periods indicated, as reported by the TSX.

| | Price Range ($) | | |
|---|---|---|---|
| Period | High | Low | Trading Volume |
| **2006** | | | |
| January | $12.13 | $11.41 | 6,415,842 |
| February | $11.52 | $9.94 | 6,166,382 |
| March | $10.56 | $9.51 | 5,405,492 |
| April | $10.80 | $9.98 | 4,107,770 |
| May | $10.30 | $8.60 | 5,784,773 |
| June | $9.48 | $8.13 | 3,150,960 |
| July | $9.08 | $7.81 | 3,692,150 |
| August | $9.33 | $8.72 | 3,609,472 |
| September | $9.02 | $6.62 | 3,716,067 |
| October | $8.00 | $6.02 | 4,784,238 |
| November | $6.95 | $5.04 | 10,028,813 |
| December | $6.25 | $5.42 | 7,579,919 |
| **2007** | | | |
| January | $5.75 | $5.12 | 5,052,565 |
| February | $5.74 | $4.79 | 5,404,922 |
| March | $4.77 | $3.03 | 12,453,583 |
| April | $4.22 | $3.48 | 13,066,993 |
| May 1 - 24 | $4.11 | $4.02 | 10,144,709 |

The Debentures have been listed and posted for trading on the TSX under the trading symbol "THY.DB" since April 7, 2006. The following table sets forth the reported market price ranges and the trading volumes, in dollars, for the Debentures for the periods indicated, as reported by the TSX.

| Period | Price Range ($) High | Low | Trading Volume |
|---|---|---|---|
| **2006** | | | |
| April | $103.00 | $100.25 | 23,650,049 |
| May | $102.99 | $94.25 | 5,395,622 |
| June | $99.95 | $97.25 | 5,515,962 |
| July | $100.00 | $98.00 | 2,103,030 |
| August | $101.50 | $98.01 | 1,994,850 |
| September | $102.00 | $98.01 | 1,517,674 |
| October | $99.50 | $92.50 | 3,354,014 |
| November | $97.25 | $84.60 | 6,455,604 |
| December | $97.50 | $93.00 | 1,024,373 |
| **2007** | | | |
| January | $97.25 | $94.50 | 686,611 |
| February | $97.00 | $94.25 | 1,392,150 |
| March | $96.00 | $88.00 | 2,717,317 |
| April | $101.50 | $95.00 | 16,972,159 |
| May 1 - 24 | $101.20 | $100.00 | 4,007,000 |

The closing price of the Units on the TSX on April 23, 2007, the last trading day prior to the announcement of the Arrangement was $3.94. The closing price of the Debentures on the TSX on April 23, 2007, the last trading day prior to the announcement of the Arrangement was $96.00. The closing price of the Units on the TSX on May 24, 2007, the last trading day prior to the date of this Information Circular, was $4.02. The closing price of the Debentures on the TSX on May 24, 2007, the last trading day prior to the date of this Information Circular, was $100.75.

## RESTRICTED UNIT PLAN

The rules of the TSX require Thunder to provide certain annual disclosure concerning any security based compensation plan that it maintains. The only security based compensation plan maintained by Thunder is its restricted unit plan (the "Restricted Unit Plan"), which is described below. Thunder has also implemented a performance unit plan (the "Performance Unit Plan"), which is described below under the heading "Performance Unit Plan". The Performance Unit Plan is not considered a security based compensation plan under the rules of the TSX as it does not provide for the issuance of any Units by Thunder.

Under the Restricted Unit Plan, Thunder may grant Restricted Units to certain directors, officers, consultants or employees of Thunder or any of its subsidiaries. The Restricted Units vest over time and, upon vesting, may be redeemed by the holder for cash or Units.

The purpose of the Restricted Unit Plan is to provide incentive bonus compensation to participants, which is calculated based on the grant of Restricted Units and the appreciation in value of Units (including distributions payable in respect thereof) from the date of grant until the date of redemption, thereby rewarding their efforts in the year of grant and providing additional incentive for their continued efforts in promoting the growth and success of

the business of Thunder, as well as assisting Thunder in attracting and retaining senior management personnel and directors.

The number of Restricted Units subject to each grant, the expiration date of each Restricted Unit and other terms and conditions relating to each such Restricted Unit are determined by the board of directors of TEI. Restricted Units shall, unless otherwise determined by the board of directors of TEI, vest and become available for redemption as to 33 ⅓% on each of the first, second and third anniversaries of the date of grant. Under the Restricted Unit Plan, vesting of Restricted Units may be accelerated in certain circumstances, including upon a change of control of Thunder or TEI, upon the making of a take-over proposal for Thunder or at the discretion of the board of directors of TEI. Restricted Units expire on December 31 of the third year following the year of grant. Restricted Units may not be assigned by the holders thereof.

Each Restricted Unit gives the holder the right to receive from Thunder, upon each vesting date with respect to such portion of the Restricted Units which has vested, an amount equal to the fair market value of such Restricted Unit on the redemption date. This amount will equal the value of a Unit, based on the weighted average trading price of the Units on the TSX for the five trading days immediately preceding the redemption date, adjusted to account for the deemed reinvestment of distributions made on the Units between the date of grant and redemption of the Restricted Unit.

At the discretion of the board of directors of TEI and subject to the terms and conditions of the Restricted Unit Plan, amounts owing to a holder of Restricted Units may be satisfied: (i) by the issuance from treasury of Units having a fair market value equivalent to the amount owing; (ii) through open market purchases or purchases pursuant to private transactions with third parties, on behalf of such holder, of Units having a fair market value equivalent to the amount owing; or (iii) by the payment to the holder of cash.

Subject to any express resolution passed at any time by the board of directors of TEI to extend the period of time in which such Restricted Units may be redeemed, provided that such extension is not beyond the expiry date of the Restricted Units, if the employment of a holder of Restricted Units with Thunder or its subsidiaries is terminated or is alleged to have been terminated for cause, any Restricted Units granted to such holder which have not yet vested at such time shall terminate.

Subject to any express resolution passed at any time by the board of directors of TEI to extend the period of time in which such Restricted Units may be redeemed, provided that such extension is not beyond the expiry date of the Restricted Units, in the event of the resignation, retirement or ceasing to act of a holder of Restricted Units or the termination of the employment of the holder for any reason other than for cause, such holder shall have a period of 90 days or until the expiry date of the Restricted Units to redeem any vested Restricted Units and any Restricted Units granted to such holder which have not yet vested shall terminate and become null and void.

Subject to any express resolution passed at any time by the board of directors of TEI to extend the period of time in which such Restricted Units may be redeemed, provided that such extension is not beyond the expiry date of the Restricted Units, upon the death or disability of a holder of Restricted Units, any Restricted Units granted to such holder which have not yet vested as at the date of the death or disability shall terminate and become null and void, and any vested Restricted Units as at the date of death or disability shall remain available for redemption by the executor, administrator or personal representative of such holder for a period of one year or until the expiry date of the Restricted Units, and failing such redemption, such vested Restricted Units shall be deemed to have been redeemed.

The number of Units reserved at any time for issuance pursuant to issuances or purchases under the Restricted Unit Plan of redeemed Restricted Units, together with Units reserved for issuance under any other share compensation arrangements of Thunder, may not exceed 5% of the aggregate number of Units and Exchangeable Shares issued and outstanding at that time.

Any grant of Restricted Units under the Restricted Unit Plan shall be subject to the following restrictions:

1. the number of Units issued to insiders (as defined in the Restricted Unit Plan), together with Units issued under any other share compensation arrangements of Thunder, within a one-year period, must not exceed 5% of the aggregate issued and outstanding Units and Exchangeable Shares;

2. the number of Units reserved for issuance to any one person pursuant to issuances or purchases under the Restricted Unit Plan of redeemed Restricted Units, together with Units reserved for issuance under any other share compensation arrangements of Thunder, must not exceed 1% of the aggregate issued and outstanding Units and Exchangeable Shares; and

3. the number of Units reserved for issuance to non-management directors of TEI pursuant to issuances or purchases under the Restricted Unit Plan of redeemed Restricted Units, .together with Units reserved for issuance under any other share compensation arrangements of Thunder, must not exceed 0.5% of the aggregate issued and outstanding Units and Exchangeable Shares.

Subject to any necessary regulatory approval, the Board of Directors of TEI may make amendments to the Restricted Unit Plan in whole or in part, including, without limitation, amendments to extend or restrict eligibility for participation in the Restricted Unit Plan, but may not, without the approval of the Unitholders of Thunder, make any amendment which would increase the maximum number of Units which may be issued by Thunder from treasury under the Restricted Unit Plan or which may otherwise require Unitholder approval, except for certain adjustments to account for any subdivision, consolidation, reorganization, amalgamation, arrangement, merger, reclassification or other like transaction involving the Units.

On December 8, 2005, the Board of Directors of TEI approved certain amendments to the Restricted Unit Plan to provide for an adjustment to the amount to be paid upon the redemption of a Restricted Unit to account for the deemed reinvestment of distributions made on the Units between the date of grant and the date of redemption of the Restricted Unit. Prior to the amendments, the Restricted Unit Plan provided that Trust would pay a cash distribution with respect to each Restricted Unit in the same amount and at the same time as any distribution was paid with respect to the Units. The amendment did not require the approval of the Unitholders.

The following table summarizes, as of December 31, 2006, the number of Restricted Units that have been granted under the Restricted Unit Plan since its inception, the number of Restricted Units outstanding, the number of Units issuable pursuant to outstanding Restricted Units and the number of Restricted Units available for grant.

| | Number | Percentage of Currently Outstanding Units and Exchangeable Shares |
|---|---|---|
| Restricted Units Outstanding | 377,837 | 0.74% |
| Units Issuable under Outstanding Restricted Units | 456,753 | 0.90% |
| Restricted Units remaining available for Grant | 2,081,360 | 4.1% |

## PERFORMANCE UNIT PLAN

Thunder has implemented the Performance Unit Plan. Under the Performance Unit Plan, Thunder may grant Performance Units to certain directors, officers, consultants or employees of Thunder or any of its subsidiaries.

The purpose of the Performance Unit Plan is to provide a performance based incentive designed to focus management of Thunder on operating and financial performance and total long-term return for the holders of Units. The incentive provided for by Performance Units differs from that provided for by Restricted Units as the benefit received by the holder of a Performance Unit, if any, will be wholly dependent on Thunder's total unitholder return relative to its peers.

Unless otherwise determined by the board of directors of TEI, each Performance Unit vests three years after the date of grant. Vesting may be accelerated in certain circumstances, including upon a change of control of Thunder or TEI, upon the making of a take-over proposal for Thunder or at the discretion of the board of directors of TEI. Performance Units may not be assigned by the holders thereof.

Upon vesting, each Performance Unit entitles the holder to a number of Units determined by multiplying the "Adjusted Unit Amount" by the "Payout Multiplier". The Adjusted Unit Amount is initially 1.0 at the date of grant of the Performance Unit and is readjusted thereafter to account for the deemed reinvestment of distributions made on the Units between the date of grant and the vesting date of the Performance Unit. The Payout Multiplier is a number arrived at based on the percentile ranking of Thunder's total unitholder return, being the increase in trading price between the date of grant and the vesting date, assuming the reinvestment of distributions, relative to a peer group selected by the Compensation Committee of the board of directors of TEI. If Thunder's percentile ranking is less than 25, the Payout Multiplier is 0. If Thunder's percentile ranking is greater than 75, the Payout Multiplier is 2. The Payout Multiplier ranges from 0.40 to 1.99 at percentile rankings between 25 and 75. Accordingly, depending on the performance of Thunder, a holder of Performance Units might receive no Units upon vesting or a number of Units equal to up to 2 times the number of Performance Units they hold, adjusted to account for the deemed reinvestment of distributions.

Thunder shall satisfy its obligations to deliver Units to a holder of vested Performance Units by directing a qualified broker to purchase, on behalf of such holder and at the expense of Thunder, the required number of Units through the facilities of the TSX or through private transactions with third parties. No Units are issuable by Thunder from treasury pursuant to the Performance Unit Plan.

If the employment of a holder of Performance Units with Thunder or its subsidiaries is terminated or is alleged to have been terminated for cause, any Performance Units granted to such holder which have not yet vested shall terminate.

In the event of the retirement, resignation as a director of TEI, death or disability of a holder of Performance Units, a portion of the holder's Performance Units equal to the number of days remaining until the date that is 3 years from the grant date of such Performance Units, divided by 1095, shall terminate and the balance of the holder's Performance Units shall vest.

As of May 25, 2007, a total of 52,858 Performance Units vesting on June 30, 2008 and 95,258 Performance Units vesting on June 30, 2009 had been granted under the Performance Unit Plan.

## EXECUTIVE COMPENSATION

### General

Thunder did not commence active business operations until the completion of the Organizing Arrangement. As part of the Organizing Arrangement, TEI was formed through the amalgamation of Old Thunder, Mustang and Forte. TEI has generally been delegated the significant management decisions of Thunder. Thunder owns all of the common shares of TEI.

Applicable securities laws require Thunder to provide disclosure in this section of the Information Circular of compensation paid to the executive officers of TEI and its predecessor. Disclosure must be provided concerning the Chief Executive Officer, the Chief Financial Officer and each of the next three most highly paid executive officers whose salary and bonus exceeded $150,000 in 2006 (collectively, the "Named Executive Officers").

### Summary of Compensation of Named Executive Officers

The following table provides a summary of the compensation paid by TEI and its predecessor to the Named Executive Officers during the financial years ended December 31, 2006, 2005 and 2004.

| | Annual Compensation | | | | Long-Term Compensation Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name and Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($)[2] | Options Granted[3] (#) | Restricted Units Granted[4] (#) | Performance Units Granted[4] (#) | All Other Compensation[5] ($) |
| Stuart J. Keck[1]<br>President and CEO | 2006<br>2005 | 295,000<br>117,433 | -<br>88,500 | 38,000<br>19,243 | -<br>- | 23,317<br>30,523 | 15,545<br>13,081 | -<br>- |
| Brent T. Kirkby[6]<br>Vice President, Finance and CFO | 2006<br>2005<br>2004 | 195,000<br>179,548<br>157,500 | -<br>39,000<br>- | 19,500<br>15,525<br>11,025 | -<br>-<br>125,000 | 8,757<br>14,739<br>- | 8,757<br>4,913<br>- | -<br>328,375<br>- |
| Steven R. Gell<br>Vice President, Production | 2006<br>2005<br>2004 | 190,000<br>174,545<br>144,375 | -<br>38,000<br>- | 19,000<br>15,100<br>10,106 | -<br>-<br>100,000 | 8,533<br>14,361<br>- | 8,533<br>4,787<br>- | -<br>209,000<br>- |
| G.L. (Gerry) Boyer<br>Vice President, Engineering | 2006<br>2005 | 190,000<br>15,833 | -<br>5,000 | 19,000<br>1,583 | -<br>- | 8,533<br>14,361 | 8,533<br>4,787 | 80,000<br>- |
| Bradley Crowe<br>Vice President, Land | 2006<br>2005 | 190,000<br>39,583 | -<br>40,000 | -<br>- | -<br>- | 8,533<br>14,361 | 8,533<br>4,787 | 80,000 |

**Notes:**

(1) Stuart J. Keck was appointed President and Chief Executive Officer of TEI on August 8, 2005.

(2) Includes amounts contributed by Old Thunder and TEI under the employee stock/unit purchase plan and car allowances, as applicable.

(3) Refers to stock options granted under the stock option plan of Old Thunder.

(4) See above under the heading "Restricted Unit Plan" for a description of Thunder's Restricted Unit Plan and under the heading "Performance Unit Plan" for a description of Thunder's Performance Unit Plan.

(5) Consists of amounts paid in cash by Old Thunder in connection with the Organizing Arrangement pursuant to the change of control provisions of the employment contracts of the applicable Named Executive Officers and by TEI related to certain awards agreed upon at commencement of employment of the applicable Named Executive Officers.

(6) Brent Kirkby resigned as Vice President Finance and Chief Financial Officer of TEI on March 15, 2007.

### Restricted Unit Grants and Redemptions

The table below provides information concerning Restricted Units granted to the Named Executive Officers under Thunder's Restricted Unit Plan during 2006. The Restricted Units referred to below vest as to one third on each of June 30, 2007, June 30, 2008 and June 30, 2009. The Restricted Unit Plan is described above under the heading "Restricted Unit Plan".

| Name | Restricted Units Granted (#) | % of Total Restricted Units Granted to Employees in 2006 | Market Value of Units on Date of Grant ($) |
|---|---|---|---|
| Stuart J. Keck | 23,317 | 9.7% | 8.35 |
| Brent T. Kirkby | 8,757 | 3.6% | 8.35 |
| Steven R. Gell | 8,533 | 3.5% | 8.35 |
| G.L. (Gerry) Boyer | 8,533 | 3.5% | 8.35 |
| Bradley Crowe | 8,533 | 3.5% | 8.35 |

The following table provides information regarding the Restricted Units that were redeemed in 2006, the aggregate number of Restricted Units, vested and unvested, held by the Named Executive Officers and the value of those Restricted Units as at December 31, 2006 based on the closing price of the underlying Units on the TSX on December 29, 2006 of $5.67.

| Name | Restricted Units Redeemed (#) | Units Issued on Redemption of Restricted Units (#) | Aggregate Value of Units Issued on Redemption of Restricted Units ($) | Restricted Units Held at Year End (vested/unvested) (#) | Market Value Restricted Units at Year End (vested/unvested) ($) |
|---|---|---|---|---|---|
| Stuart J. Keck | 10,174 | 10,988 | 91,750 | Nil / 43,666 | Nil / 247,586 |
| Brent T. Kirkby | 4,913 | 5,306 | 44,305 | Nil / 18,583 | Nil / 105,366 |
| Steven R. Gell | 4,787 | 5,170 | 43,170 | Nil / 18,107 | Nil / 102,667 |
| G.L. (Gerry) Boyer | 4,787 | 5,170 | 43,170 | Nil / 18,107 | Nil / 102,667 |
| Bradley Crowe | 4,787 | 5,170 | 43,170 | Nil / 18,107 | Nil / 102,667 |

### Performance Unit Grants and Redemptions

The table below provides information concerning Performance Units granted to the Named Executive Officers under Thunder's Performance Unit Plan during 2006. The Performance Units referred to below vest on June 30, 2009. The Performance Unit Plan is described above under the heading "Performance Unit Plan".

| Name | Performance Units Granted (#) | % of Total Performance Units Granted to Employees in 2006 | Base Price of Performance Units for Peer Comparison ($) | Market Value of Units on Date of Grant ($) |
|---|---|---|---|---|
| Stuart J. Keck | 15,545 | 14.5% | 8.35 | 129,801 |
| Brent T. Kirkby | 8,757 | 8.2% | 8.35 | 73,121 |
| Steven R. Gell | 8,533 | 8.0% | 8.35 | 71,251 |

| Name | Performance Units Granted (#) | % of Total Performance Units Granted to Employees in 2006 | Base Price of Performance Units for Peer Comparison ($) | Market Value of Units on Date of Grant ($) |
|---|---|---|---|---|
| G.L. (Gerry) Boyer | 8,533 | 8.0% | 8.35 | 71,251 |
| Bradley Crowe | 8,533 | 8.0% | 8.35 | 71,251 |

No Performance Units were redeemed in 2006. The following table provides information regarding the aggregate number of Performance Units, vested and unvested, held by the Named Executive Officers as at December 31, 2006. No value can be assigned to the outstanding Performance Units as at December 31, 2006 as that value will be dependent on the market performance of Thunder relative to its selected peers in the time between to the date of grant and the vesting date of the Performance Units.

| Name | Performance Units Held at Year End (vested/unvested) (#) |
|---|---|
| Stuart J. Keck | Nil / 28,626 |
| Brent T. Kirkby | Nil / 13,670 |
| Steven R. Gell | Nil / 13,320 |
| G.L. (Gerry) Boyer | Nil / 13,320 |
| Bradley Crowe | Nil / 13,320 |

**Employment Contracts and Change of Control**

TEI has executive employment agreements in place with each of the Named Executive Officers. TEI also has employment agreements in place with Pamela Kazeil, who replaced Brent Kirkby as Vice-President, Finance and Chief Financial Officer on March 15, 2007, and with Anthony Cadrin, Vice-President, Geosciences. Each of these agreements is for an indefinite term, but can be terminated by the officer on one month's notice to TEI or can be terminated by TEI with just cause or upon payment in lieu of notice. The agreements set the annual salary for the officers at $312,700 for Mr. Keck, $201,400 for Ms. Kazeil, Mr. Cadrin and each of the other Named Executive Officers other than Mr. Kirkby and $124,020 for Mr. Kirkby. The agreements provide that salary shall be subject to annual review and provide for bonuses at the discretion of the board of directors of TEI. The agreements stipulate that the officers are entitled to participate in all benefit programs which may be in effect for employees of TEI and provide for the reimbursement of all travel and other expenses actually and properly incurred by the officers in connection with their duties.

In the event that there is a change of control of Thunder and the applicable officer elects to terminate their employment, TEI terminates their employment or the officer is not offered continued employment at an equivalent level of responsibility or compensation, the agreements provide for the immediate vesting of all Restricted Units and Performance Units held by the officer and payment to the officer of an amount equal to: (i) the monthly salary of the officer multiplied by 24 in the case of Mr. Keck and multiplied by 18 in the case of each of the other Named Executive Officer, (ii) the value of a cash bonus, calculated based on actual bonuses paid in previous years and the length of the officer's employment with TEI, and (iii) 15% of the amount referred to in (i) in lieu of benefits.

## REPORT TO THE UNITHOLDERS ON EXECUTIVE COMPENSATION

### Members and Role of the Compensation Committee

The compensation committee of the Board of TEI consists of James M. Pasieka (Chairman), Douglas A. Dafoe and Richard A.M. Todd. Mr. Dafoe is a former President and Chief Executive Officer of TEI. The mandate and role of the Compensation Committee is discussed below under the heading "Corporate Governance – Board Committees".

### Basis of Compensation of Executive Officers

2006 was the first full year of operations for Thunder. While the main focus of the compensation committee during the previous year had been to ensure that TEI had allocated sufficient resources and incentives to attract and retain the management personnel necessary to ensure the future success of Thunder, Thunder commenced 2006 with its management team in place. The priority of the compensation committee therefore shifted to establishing a sustainable compensation policy for the executive officers of TEI. This compensation policy involves the balancing of three elements of compensation; namely: (a) base salary, (b) bonuses and (c) grants of Restricted Units and Performance Units. Each of these compensation elements is described further below.

Aside from the inherent performance measurements provided for in the Performance Unit Plan, the compensation committee does not base the compensation of TEI's executive officers on predefined performance objectives or milestones. Rather, the compensation committee uses its experience and judgment in determining an overall compensation package for the executive officers. In doing so, it has reference to Thunder's performance as well as other applicable factors, including industry conditions, the compensation offered by Thunder's peers and overall personnel needs.

### Base Salaries

Thunder pays base salaries that are competitive with those of comparable income trusts in the oil and gas industry. The compensation committee compares the base salary of the President and Chief Executive Officer of TEI with that of chief executive officers at peer surveyed income trusts in the oil and gas industry and sets the pay level at or near the industry average for such position, adjusted for Thunder's size. Factors looked at in assessing peers include total revenue, total assets, free cash flow, total level of capital expenditures, total operating expenses, number of employees, total general and administrative expense and daily production levels.

The compensation committee has determined to increase the base salary of the Chief Executive Officer of TEI for 2007 by $17,700 per year and to increase the base salary of each of the other executive officers by $11,700. In doing so, the compensation committee gave consideration to the fact that third party peer group comparisons suggested that such increases were necessary to ensure that base salaries were competitive with Thunder's peers.

### Bonuses

The compensation committee's philosophy with respect to executive officer bonuses is to align the issuance of bonuses with the performance of Thunder Units and the individual job performance of the applicable executive officers of TEI. Thunder currently does not have a formal bonus plan. The President and Chief Executive Officer of TEI formally submits recommendations for executive bonuses at the annual compensation committee meeting.

For the year ended December 31, 2006, the compensation committee did not approve the payment of any bonuses to the executive officers of TEI. In doing so, the compensation concluded that Thunder's overall performance did warrant the payment of any bonuses.

**Restricted Units and Performance Units**

Thunder provides long-term compensation incentives through grants of Restricted Units and Performance Units. The compensation committee believes that grants of Restricted Units and Performance Units facilitate the attainment of Thunder's strategic objectives by aligning the interests of executive officers and employees with the long-term interests of the Unitholders.

For the year ended December 31, 2006, the compensation committee approved the grant of an aggregate of 66,206 Restricted Units and 58,434 Performance Units to the executive officers of the Corporation.

Submitted by the Compensation Committee

James M. Pasieka (Chairman)
Douglas A. Dafoe
Richard A.M. Todd

## UNIT PERFORMANCE

The Units have been listed and posted for trading on the TSX under the trading symbol "THY.UN" since July 13, 2005. The following graph compares the change in the cumulative total Unitholder return from July 13, 2005 to December 31, 2006 of a $100 investment in the Trust Units with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Capped Energy Trust Total Return Index, assuming the reinvestment of dividends and distributions, where applicable, for the comparable period.


$140
$130
$120
$110
$100
$90
$80
$70
$60
$50

| | July 13, 2005 | December 31, 2005 | December 31, 2006 |
|---|---|---|---|
| Trust Units | $100 | $104 | $59 |
| TSX Composite | $100 | $111 | $131 |
| TSX Energy Trust | $100 | $121 | $116 |

## COMPENSATION OF DIRECTORS

The Chairman of the board of directors of TEI is paid an annual cash retainer of $20,000. Each director of TEI who is the Chairman of any committee of the board of directors receives an annual cash retainer of $15,000. Every other director of TEI receives an annual cash retainer of $10,000. In addition, each director of TEI receives $1,500 for each board or committee meeting that they attend and are reimbursed for all properly incurred expenses.

Each of the directors of TEI is eligible to participate in the Restricted Unit Plan of Thunder. During the financial year ended December 31, 2006, each director, other than Stuart J. Keck, who is also an executive officer of TEI, was granted 5,000 Restricted Units. These Restricted Units vest as to one third on each of June 30, 2007, June 30, 2008 and June 30, 2009. While each of the directors is also eligible to participate in the Performance Unit Plan of Thunder, none of the directors, other than Stuart J. Keck, have been granted Performance Units to date and no such grants are currently contemplated.

## CORPORATE GOVERNANCE

Every issuer that is listed on the TSX is required under National Instrument 58-101 – Corporate Governance Disclosure ("NI 58-101") to disclose annually in its information circular certain information concerning its corporate governance practices. The board of directors of TEI is responsible for the governance of Thunder and its subsidiaries. The board of directors and executive officers of TEI consider good governance to be central to the effective and efficient operation of Thunder and its subsidiaries. Listed below is a discussion of the board's approach to corporate governance.

### The Independence of Members of the Board of Directors

The board of directors of TEI currently has eight members. The majority of the members of the board of directors are independent of TEI and Thunder, as determined under NI 58-101.

The board of directors considers three of its members not to be independent of TEI and Thunder. Douglas A. Dafoe is not considered independent as he was formerly the President and Chief Executive Officer of TEI. Stuart J. Keck is not considered independent as he is the current President and Chief Executive Officer of TEI. James M. Pasieka is not considered independent as he is a partner in Heenan Blaikie LLP, a law firm that provides legal services to Thunder and TEI.

Mr. Colin D. Boyer, Mr. John M. Clark, Mr. Thomas J. MacKay, Mr. Patrick Mills and Mr. Richard A.M. Todd are all considered by the board of directors to be independent of Thunder and TEI.

The board does not have an independent Chairman as Mr. Dafoe is the Chairman. The board has not appointed an independent lead director. As Mr. Dafoe is no longer a member of management of TEI and the board comprises individuals with extensive experience as senior officers and directors of public oil and gas issuers, it has not been viewed as necessary to effective corporate governance of Thunder and its subsidiaries to provide leadership to the independent directors through the appointment of a lead director.

The board mandate stipulates that the Board shall meet at least five times per year. Meetings are held at least once a quarter, with additional meetings held as deemed necessary. A board meeting devoted to strategic planning is held annually. Specific meetings of the non-independent directors are not regularly scheduled. The board regularly holds in camera sessions as part of its meetings, during which any management attendees are excluded. In addition, the board's conflict of interest procedures would mandate the exclusion of any director with a perceived conflict of interest with respect to any matter from considering and voting on that matter.

**Board Mandate**

The board operates under a written mandate, a copy of which is attached as Schedule "A" to this Appendix to the Information Circular. The mandate provides that the fundamental responsibilities of the board are to: (i) identify and understand the risks associated with the business of TEI and Thunder, (ii) appoint and oversee a competent executive team to manage the business of TEI and Thunder, with a view to maximizing unitholder value, and (iii) ensure corporate conduct in an ethical and legal manner via an appropriate system of corporate governance, disclosure processes and internal control.

**Position Descriptions**

The board mandate states that the role of the Chairman is to act as the leader of the board, to manage and co-ordinate the activities of the board and to oversee execution by the board of the mandate. The mandate also delineates specific responsibilities for the Chairman.

The board has an audit committee, a compensation committee, a reserves committee and an environmental, health and safety committee. Each committee operates under a written mandate. The mandate of each committee delineates specific roles and responsibilities for the chairman of that committee.

The board has not developed a written position description for the Chief Executive Officer of TEI. The mandate of the board states that management is responsible for the development of an overall corporate strategy to be presented to the board. The board's role is to ensure there is a formal strategic planning process in place and to review and, if it sees fit, endorse the corporate strategy presented by management. The board delineates the role and responsibilities of the Chief Executive Officer through its direct and ongoing oversight and assessment of management's development and execution of corporate strategy. In addition, the board's mandate provides that the compensation committee will conduct an annual performance review of the Chief Executive Officer. The results of this performance review are communicated to the Chief Executive Officer by the Chairman of the board, giving the board a formal opportunity to provide direction and feedback to the Chief Executive Officer concerning the performance of his duties.

**Attendance at Board Meetings**

During 2006, the board held nine formal meetings. In addition, the board considered and approved various matters by means of written resolutions approved by all of the board members. The attendance record of each director at the formal meetings is as follows:

| Director | Meetings Attended |
|---|---|
| Stuart J. Keck | 9 of 9 |
| Douglas A. Dafoe | 9 of 9 |
| Colin D. Boyer | 7 of 9 |
| John M. Clark | 8 of 9 |
| Thomas J. MacKay | 9 of 9 |
| James M. Pasieka | 9 of 9 |
| Richard A.M. Todd | 9 of 9 |
| Patrick Mills | 9 of 9 |

**Members that are Directors of Other Reporting Issuers**

Certain of the members of the Board are directors of other reporting issuers, as described in the table below.

| Director | Other Reporting Issuer |
|---|---|
| Douglas A. Dafoe | Alberta Clipper Energy Inc.<br>Cyries Energy Inc.<br>Ember Resources Inc. |
| Colin D. Boyer | Canadian Energy Services Trust<br>Ember Resources Inc. |
| John M. Clark | Alberta Clipper Energy Inc.<br>Marketvision Direct Inc.<br>Polaris Geothermal Inc.<br>Vista Gold Corp. |
| Thomas J. MacKay | Peerless Energy Inc. |
| James M. Pasieka | Alberta Clipper Energy Inc. (Chairman)<br>Bulldog Resources Inc.<br>E4 Energy Inc. (Chairman)<br>Peerless Energy Inc. (Chairman)<br>Pegasus Oil & Gas Inc. (Chairman)<br>Sikanni Services Ltd. (Chairman)<br>TriStar Oil & Gas Ltd. |
| Richard A.M. Todd | Ember Resources Inc. |
| Patrick Mills | Pegasus Oil & Gas Inc. |

**Orientation and Continuing Education**

The board mandate states that new directors will be provided with an orientation which will include written information about the duties and obligations of directors and the business and operations of TEI and Thunder, documents from recent board meetings and opportunities for meetings and discussion with senior management and other directors.

All members of the board are provided with a corporate governance handbook which contains, among other things, copies of the board's mandate, the mandates of each committee of the board and Thunder's trading policy, whistleblower policy, code of conduct and corporate disclosure policy. The board relies on its legal counsel and other outside advisers to advise it as necessary of corporate governance developments. The board also relies on management to keep it apprised of developments within the oil and gas industry that may affect the governance and management of Thunder and TEI. In addition, the board's mandate provides that any director who feels that they require the services of an outside advisor to assist with discharging their responsibilities as a director may engage one at the expense of TEI with the authorization of the Chairman of the board or the chair of the compensation committee.

**Ethical Business Conduct and Conflicts of Interest**

Thunder and TEI have adopted a code of business conduct and ethics. The code has been filed on SEDAR and can be view under Thunder's profile at www.sedar.com. All staff and directors of TEI are made personally accountable for learning, endorsing and promoting the code and applying it to their own conduct and field of work. All staff and directors are asked to review the code and confirm on a regular basis, through written or electronic declaration, that they understand their individual responsibilities and will conform to the requirements of the code. Any breach

of the code may be reported directly to the responsible officer or may be reported to the chair of the audit committee in accordance with the whistleblower policy of Thunder and TEI.

Any conflicts of interest that arise respecting board members are dealt with in accordance with the conflict of interest provisions of the ABCA, as supplemented by the conflict of interest procedures stated in the code of conduct and the written mandate of the board.

**Nomination of Directors**

From time to time, the board will review and consider whether it is necessary to appoint additional members. The board has not formed a standing nomination committee as it does not anticipate that additional board appointments will occur with sufficient frequency to warrant a standing committee. Instead, the board has delegated nominating responsibilities to the compensation committee. If the board determines that an additional director is required, the compensation committee will have the responsibility for identifying candidates for nomination. The compensation committee is not composed solely of independent directors. The board will encourage an objective nomination process by reviewing the criteria employed by the compensation committee in conducting the process.

**Compensation**

The board determines the compensation for TEI's directors and officers after considering the recommendations of the compensation committee.

The compensation committee meets semi-annually. The primary function of the compensation committee is to assist the board in carrying out its responsibilities by reviewing compensation and human resources issues and making recommendations to the board as appropriate. Among other things, the compensation committee assists in the development and application of incentive plans, the setting of salaries and bonuses and the negotiation of the terms of employment contracts.

The compensation committee is composed of three members, being James M. Pasieka (Chairman), Douglas A. Dafoe and Richard A.M. Todd. Mr. Pasieka and Mr. Dafoe are not considered independent directors of TEI. The Board encourages objectivity in the compensation process by reviewing the criteria and methodology employed by the compensation committee in arriving at its recommendations to the board.

**Other Board Committees**

The Corporation has a compensation committee, an audit committee, an environment, health and safety committee and a reserves committee. The compensation committee is discussed above under the heading "Compensation". Further information concerning the audit committee, including the full text of the audit committee's written mandate, is provided in the AIF. The primary function of the environment, health and safety committee is to review and monitor the environmental policies and activities of the Corporation on behalf of the board and the activities of TEI as they relate to the health and safety of employees of TEI in the workplace. The primary function of the reserves committee is to assist the board in the selection, engagement and instruction of an independent reserves evaluator for Thunder and its affiliates, ensuring there is a process in place to provide all relevant reserves data to the independent reserves evaluator, monitoring the preparation of the independent reserves evaluation of Thunder and its affiliates and reviewing the annual independent reserves evaluation of Thunder and its affiliates and any other independent reserves evaluations prepared for TEI or Thunder.

**Assessments**

The board is responsible for annually assessing its overall performance and that of its committees. The objective of this review is to contribute to a process of continuous improvement in the Bboard's execution of its responsibilities. The review will have regard to the mandate or charter of the board or committee and will identify any areas where the directors or management believe that the board could make a better collective contribution to overseeing the affairs of TEI and Thunder. The board is also responsible for regularly assessing the effectiveness and contribution of the individual directors, having regard to the competencies and skills each director is expected to bring to the board.

## DIRECTORS AND OFFICERS OF TEI

Information respecting the directors and officers of TEI is provided in the AIF under the heading "Directors and Officers of the Administrator." As of May 25, 2007, the directors and officers of TEI, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,514,742 Units, 50,516 Exchangeable Shares, 184,449 Restricted Units and 84,881 Performance Units. This represents approximately 2.98% of the outstanding Units and Exchangeable Shares, 48% of the outstanding Restricted Units and 60% of the outstanding Performance Units.

## INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

No current or former director, officer or employee of Thunder or TEI was indebted to Thunder or TEI as at the date of this Information Circular.

At no time since the beginning of the financial year ended December 31, 2006 did any director or officer, or any associate of any such director or officer, owe any indebtedness to Thunder, TEI or the predecessors of TEI or owe any indebtedness to any other entity which is, or at any time has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Thunder, TEI or the predecessors of TEI.

## INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of Thunder, nominee for director of TEI, nor any affiliate or associate of any informed person or nominee for director, had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the financial year ended December 31, 2006 which has materially affected or would material affect Thunder or its subsidiaries.

For the purposes of this Information Circular, an "informed person" means (i) a director or officer of Thunder or TEI, (ii) a director or officer of a person or company that is itself an informed person, or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over voting securities of Thunder carrying more than 10% of the voting rights attaching to all outstanding voting securities of Thunder.

## REGULATORY MATTERS

Mr. John Clark, a director of TEI, was a director of Cercal Minerals Corp. when it was cease traded by the Alberta Securities Commission for failure to file and deliver to shareholders its annual financial statements for the year ended December 31, 1994 and interim financial statements for the period ended March 31, 1995. An interim cease trade order was issued by the Alberta Securities Commission on June 8, 1995 and a final cease trade order was issued on June 22, 1995. The cease trade order remains in effect. Mr. Clark resigned as a director of Cercal Minerals Corp. on April 1, 2004.

Mr. Clark was a director of Marketvision Direct Inc. when it was cease traded by the British Columbia Securities Commission and Ontario Securities Commission for failure to file and deliver to shareholders its annual financial statements for the year ended June 30, 2001 and interim financial statements for the period ended September 30, 2001. The British Columbia Securities Commission issued its cease trade order on December 7, 2001 and the Ontario Securities Commission issued its cease trade order on December 5, 2001. The British Columbia Securities Commission revoked its cease trade order on March 11, 2002 and the Ontario Securities Commission revoked its cease trade order on February 1, 2002 after the filing of the required financial statements. Mr. Clark remains a director of Marketvision Direct Inc.

## RISK FACTORS

**An investment in the Units, Exchangeable Shares or Debentures would be subject to certain risks. Readers should carefully consider the risks factors described under the heading "Risk Factors" in the AIF.**

## MATERIAL CONTRACTS

The Arrangement Agreement is a contract that may be consider to be material to Thunder. A copy of the Arrangement Agreement is attached to this Information Circular as Appendix "D". Thunder has entered various other contracts or agreements that may be considered to be material to it. A list of these contracts is provided in the AIF under the heading "Material Contracts". The material contracts listed in the AIF are described in the AIF. Copies of the material contracts are available under Thunder's profile on SEDAR at www.sedar.com. Copies will also be made available for inspection during reasonable business hours at Thunder's head office at 400, 321 – 6th Avenue S.W., Calgary, Alberta.

## AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Trust is Ernst & Young, LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the Units, Exchangeable Shares and Debentures is Olympia Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

## ADDITIONAL INFORMATION AND AVAILABILITY OF FINANCIAL STATEMENTS

Additional information relating to Thunder is available on SEDAR at www.sedar.com. Financial information concerning Thunder is provided in its financial statements for the year ended December 31, 2006 and the accompanying management's discussion and analysis, both of which can be accessed on SEDAR.

Further information concerning the Audit Committee of the board of directors of TEI, including the text of the charter of the Audit Committee, is included in the AIF under the heading "Audit Committee" and at Appendix "C" thereto. A copy of the AIF is available on SEDAR.

Thunder will mail its annual and interim financial statements and accompanying management's discussion and analysis to any Unitholder or Exchangeable Shareholder who requests them by (i) sending the enclosed return card to Thunder's transfer agent, Olympia Trust Company, as directed, or (ii) contacting TEI at (403) 294-1635.

SCHEDULE "A"

# MANDATE OF THE BOARD OF DIRECTORS OF THUNDER ENERGY TRUST AND THUNDER ENERGY INC.

## THUNDER ENERGY TRUST

## AND

## THUNDER ENERGY INC.

## BOARD OF DIRECTORS MANDATE

### INTRODUCTION

The fundamental responsibilities of the Board of Directors of Thunder Energy Inc. (the "Corporation"), the administrator of Thunder Energy Trust (the "Trust"), are to: (i) identify and understand the risks associated with the business of the Corporation and the Trust, (ii) appoint and oversee a competent executive team to manage the business of the Corporation and the Trust, with a view to maximizing unitholder value, and (iii) ensure corporate conduct in an ethical and legal manner via an appropriate system of corporate governance, disclosure processes and internal control.

These terms of reference define the role of the Board of Directors of the Corporation. The following are the key guidelines governing how the Board will operate to carry out its duties of stewardship and accountability.

### 1. Best Interests of the Company and the Trust

The Board is responsible for the management of the business activities of the Corporation and the Trust. The Board oversees the conduct of business of the Corporation and the Trust and supervises management, which is responsible for the day-to-day conduct of business. The Board establishes an appropriate system of corporate governance, including practices to ensure the Board functions independently of management.

### 2. Strategy

Management is responsible for the development of an overall corporate strategy to be presented to the Board. The Board's role is to ensure there is a formal strategic planning process in place and to review and, if it sees fit, endorse the corporate strategy presented by management. The Board then monitors the implementation and execution of the corporate strategy. One Board meeting per year shall be devoted to a review of corporate strategy.

### 3. Principal Risks

The Board should have a continuing understanding of the principal risks associated with the business of the Corporation and the Trust. It is the responsibility of management to ensure that the Board and its committees are kept well informed of changing risks. The principle mechanisms through which the Board reviews risks are the Audit Committee, the Reserves Committee and the strategic planning process. It is important the Board understands and supports the key risk decisions of management, including a comprehension of the appropriate balance between risks and rewards and methods for monitoring and mitigating risks.

4. **Internal Controls and Communication Systems**

The Board's ensures that sufficient internal controls and communication systems are in place to allow it to conclude that management is discharging its responsibilities with a high degree of integrity and effectiveness. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.

5. **Financial Reporting, Operational Reporting and Review**

The Board ensures that processees are in place to address applicable regulatory, corporate, securities and other compliance matters, including applicable certification requirements regarding the financial, operational and other disclosure of the Corporation and Trust.

The Board reviews and approves the financial statements, related MD&A and reserves evaluations of the Corporation and Trust.

The Board approves annual operating and capital budgets and reviews and considers all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

The Board reviews operating and financial performance results relative to established strategy, budgets and objectives.

6. **Succession Planning and Management Development**

The Board considers succession planning and management recruitment and development. The Chief Executive Officer should provide periodic updates to the Compensation Committee on succession planning and management recruitment and development.

7. **Disclosure and Communication Policy**

The Board will adopt a policy governing disclosure and communication concerning the affairs of the Corporation and the Trust.

8. **The Chair of the Board**

The Board shall appoint a Chair from among its members. The role of the Chair is to act as the leader of the Board, to manage and co-ordinate the activities of the Board and to oversee execution by the Board of this written mandate.

9. **Committees**

The Board may appoint such committees as it sees fit. Each committee operates according to terms of reference approved by the Board and outlining its duties and responsibilities and the limits of authority delegated to it by the Board. The Board reviews and re-assesses the adequacy of the terms of reference of each committee on a regular basis and, with respect to the Audit Committee, at least once a year.

## 10. Committee Chairs and Committee Members

The Chair shall annually propose the leadership and membership of each committee. In preparing recommendations, the Chair will take into account the preferences, skills and experience of each director. Committee Chairs and members are appointed by the Board at the first Board meeting after the annual unitholder meeting of the Trust or as needed to fill vacancies during the year.

Each committee's meeting schedule will be determined by its Chair and members based on the committee's work plan and terms of reference. The committee Chair will develop the agenda for each committee meeting. Each committee will report in a timely manner to the Board on the results of its meetings.

## 11. Board Meetings and Agendas

The Board will meet a minimum of 5 times per year.

The Chair, in consultation with the Chief Executive Officer, the Chief Financial Officer and the Corporate Secretary, will develop the agenda for each Board meeting. Under normal circumstances, the agenda and the material will be distributed to directors not less than four business days before the meeting. All directors are free to suggest additions to the agenda.

## 12. Information for Board Meetings

Material distributed to the directors in advance of Board meetings should be concise, yet complete, and prepared in a way that focuses attention on critical issues to be considered. Reports may be presented during Board meetings by directors, management or staff, or by invited outside advisors. Presentations on specific subjects at Board meetings should briefly summarize the material sent to directors, so as to maximize the time available for discussion on questions regarding the material.

It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it would not be prudent or appropriate to distribute written material in advance.

## 13. Non-Directors at Board Meetings

The Board appreciates the value of having management team members attend Board meetings to provide information and opinions to assist the directors in their deliberations. The Board, through the Chair, will determine management attendees at Board meetings.

## 14. Board Relations with Management

Board policies and guidelines are issued to management for their adherence. Directors may direct questions or concerns on management performance to the Chair, to the Chief Executive Officer, or through Board and committee meetings.

While the Board establishes limits of authority delegated to management, directors must respect the organizational structure of management. A director has no authority to direct any staff member.

## 15. New Director Orientation

New directors will be provided with an orientation which will include written information about the duties and obligations of directors and the business and operations of the Corporation and Trust, documents from recent Board meetings and opportunities for meetings and discussion with senior management and other directors.

## 16. Assessing the Board's Performance

The Board is responsible for annually assessing its overall performance and that of its committees. The objective of this review is to contribute to a process of continuous improvement in the Board's execution of its responsibilities. The review should identify any areas where the directors or management believe that the Board could make a better collective contribution to overseeing the affairs of the Corporation and the Trust.

## 17. Board Compensation

The Compensation Committee will review director compensation annually in accordance with the terms of reference of the Compensation Committee and will recommend changes in compensation to the Board when warranted and in light of the responsibilities and risks involved in being a director.

## 18. Annual Evaluation of the Chief Executive Officer

The Compensation Committee will conduct an annual performance review of Chief Executive Officer in accordance with the terms of reference of the Compensation Committee. The results of this performance review will be communicated to the Chief Executive Officer by the Chair.

## 19. Outside Advisors for Individual Directors

Occasionally, a director may need the services of an advisor to assist with matters involving responsibilities as a director. A director who wishes to engage an outside advisor at the expense of the Corporation may do so with the authorization of the Chair of the Board or the Chair of the Compensation Committee.

## 20. Conflict of Interest

(a) Directors have a duty to act honestly and in good faith with a view to the best interests of the Corporation and the Trust and to exercise the care, diligence and skill a reasonably prudent person would exercise in comparable circumstances.

(b) Directors shall not allow personal interests to conflict with their duties to the Corporation or the Trust and shall avoid and refrain from involvement in situations of conflict of interest.

(c) A director shall disclose promptly any circumstances such as an office, property, a duty or an interest, which might create a conflict with that director's duty to the Corporation or the Trust.

(d) A director shall disclose promptly any interest that director may have in an existing or proposed contract or transaction of or with the Corporation or the Trust.

(e) The disclosures contemplated in paragraphs (c) & (d) above shall be immediate if the perception of a possible conflict of interest arises during a meeting of the Board or any committee of the Board, or if the perception of a possible conflict arises at another time then the disclosure shall occur at the first Board meeting after the director becomes aware of the potential conflict of interest.

(f) A director's disclosure to the Board shall disclose the full nature and extent of that director's interest either in writing or by having the interest entered in the minutes of the meeting of the Board.

(g) A director with a conflict of interest or who is capable of being perceived as being in conflict of interest vis a vis the Corporation or the Trust shall abstain from discussion and voting by the Board or committee of the Board on any motion to recommend or approve the relevant contract or

transaction unless the contract or transaction is an arrangement by way of security for obligations undertaken by the director for the benefit of the Corporation or Trust or one relating primarily to the director's remuneration or benefits. If the conflict of interest is obvious and direct, the director shall withdraw while the item is being considered.

(h) Without limiting the generality of "conflict of interest" it shall be deemed a conflict of interest if a director, a director's relative, a member of the director's household or a trust in which any relative or member of the household is involved has a direct or indirect financial interest in, or obligation to, or a party to a proposed or existing contract or transaction with the Corporation or Trust.

(i) Directors shall not engage in activities or accept appointments or election to office in any organization or association the activities of which are, or may be perceived to be, in conflict with activities of the Corporation or Trust or an embarrassment to the Corporation or Trust.

(j) Directors shall not use information obtained as a result of acting as a director for personal benefit or for the benefit of others.

(k) Directors shall maintain the confidentiality of all information and records obtained as a result of acting as a director.

## 21. Terms of Reference Review

These Terms of Reference shall be reviewed and approved by the Board each year after the annual unitholder meeting of the Trust.

## APPENDIX G

## SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

## SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

**191(1)** Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

**(2)** A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

**(3)** In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

**(4)** A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

**(5)** A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

**(6)** An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

**(7)** If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholders an amount considered by the directors to be the fair value of the shares.

**(8)** Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

**(9)** Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied by a statement showing how the fair value was determined.

**(10)** A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

**(11)** A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

**(12)** In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent;

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f) the service of documents, and

(g) the burden of proof on the parties.

**(13)** On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c) fixing the time within which the corporation must pay that amount to a shareholder;

(d) fixing the time at which as dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

**(14)** On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

**(15)** Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

**(16)** Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw his dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

**(17)** The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment,

**(18)** If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

**(19)** Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

**(20)** A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

**THE DEPOSITARY FOR THE ARRANGEMENT IS:**

**OLYMPIA TRUST COMPANY**

The office of the Depositary is:

**By Mail:**

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta, T2G 0P6

**By Registered Mail, Hand or By Courier:**

**Calgary**
Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta T2G 0P6

**Toronto**
Olympia Transfer Services Inc.
920 – 120 Adelaide Street West
Toronto, Ontario M5H 1T1

Toll Free Telephone (within Canada and the U.S.): 1-888-353-3138
Telephone: (403) 261-0900
E-mail: corporateactions@olympiatrust.com

**THE INFORMATION AGENT FOR THE ARRANGEMENT IS:**

**GEORGESON**
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
Toll Free: 1-866-676-3031

**Any questions or requests for assistance may be directed by the Thunder Securityholders to the Depositary or the Information Agent at their respective telephone numbers and locations set forth above.**

END